2024

Annual Report

LPL Financial

Member FINRA/SIPC

At LPL Financial, We Exist to Serve Financial Professionals.

Their Greatness Is Our Goal.

LPL was founded with a simple mission: Help financial professionals and institutions run successful businesses and deliver personalized financial advice. And more than 30 years later, that mission still drives us. Building on that foundation, LPL offers comprehensive support across the spectrum of our industry: from independent financial advisors to financial institutions, from local advisor teams to large RIA firms, from fully autonomous business owners to advisors employed by LPL.



A message
from the CEO

Dear fellow shareholder,

I'm writing to you for the first time as LPL Financial's chief executive officer, a role I assumed in October 2024 after serving as the company's chief growth officer. I joined LPL in 2018 with the mandate to accelerate LPL's organic growth by expanding our network of financial advisors. Over the past six years, I've worked closely with our leadership team to craft a strategic vision and effectively execute on our plan to achieve it.

As our 2024 financial performance proves, we've made remarkable progress and set the stage for continued success. During a transformative year for our company, we remained focused on serving our advisors and institutions, and expanding our business. I'm proud of our accomplishments, honored to lead this remarkable firm, and confident in our strategy to continue enhancing value for you.

2024 performance

In 2024, we delivered impressive financial results, with record adjusted earnings per share (Adjusted EPS)[1] of $16.51.

Adjusted EPS*,[1]



2020	2021	2022	2023	2024
$6.46	$7.02	$11.52	$15.72	$16.51

At year end, we set new highs with nearly 29,000 advisors on our platform and $1.7 trillion in brokerage and advisory client assets, services or custodied. Total assets were up 29% from the prior year, reflecting industry-leading organic growth of 10%, the acquisition of Atria Wealth Solutions, Inc., and favorable markets.

Total advisory & brokerage assets*
($ billions)



2020	2021	2022	2023	2024
$903	$1,206	$1,111	$1,354	$1,741

Number of advisors*



2020	2021	2022	2023	2024
17,287	19,876	21,275	22,660	28,888

* Amounts shown in all charts are as of or for the indicated year ended

Strategic context

Our vision is clear: we aspire to be the best firm in wealth management. To do that, we continue to invest in our platform, further enhancing our market-leading value proposition. We provide unmatched flexibility in how advisors can affiliate with us, and we deliver the advanced technology, intuitive service, and essential capabilities to help our clients maximize success throughout the lifecycle of their businesses. Executing with precision paves our path to lasting industry leadership—not only within the independent and institutional markets, but also across the spectrum of wealth management. It's a bold aspiration but one I'm confident that we can achieve.

Over the near term, we are intensifying our focus on three key priorities:

1. Maintaining the client-centric foundation upon which the firm was built

2. Empowering our employees to deliver exceptional results for our advisors and their clients

3. Achieving improved operating leverage

Providing extraordinary flexibility in how advisors can do business

In 2024, we continued to differentiate ourselves across the advisor and institutional channels, delivering unmatched value to our clients. This resulted in record-recruited assets of $149 billion for the year, an increase of nearly 90% year-over-year.

In our traditional independent market, we added a record $71 billion of recruited assets, exceeding our prior high by more than 40%. We improved on our already industry-leading capture rates of advisors in motion, while also expanding the breadth and depth of our pipeline.

By enhancing our competitively advantaged array of affiliation models, we were successful in recruiting approximately $11 billion in assets. We expect that growing awareness of these models, along with ongoing capability enhancements, will drive sustainable growth and bolster our industry leadership.

We continued to make progress within the large financial institution marketplace, where we set a new high with recruited assets of $63 billion during the year, reflecting the onboarding of the retail wealth management business of Prudential Financial, Inc. Although it has only been a few months, there are already signs that the integrated experience and enhanced capabilities LPL provides have helped Prudential Financial, Inc. create a more compelling value proposition for their advisors.

As a complement to our organic growth, we closed the acquisition of Atria Wealth Solutions, Inc., welcoming approximately 2,200 advisors, 160 institutions, and home office staff to the LPL family.

Throughout the year, we also advanced our pioneering Liquidity & Succession program, extending its reach to advisors beyond our ecosystem. This program addresses the growing succession needs of advisors by serving as a bridge, enabling them to effectively monetize and transition their businesses to the next generation. Doing so also helps to preserve and extend the life of those assets on our platform.

Throughout 2024, we remained committed to helping our clients provide personalized financial advice and build successful wealth management businesses. LPL's unparalleled approach to client centricity yielded another strong year of financial performance. Our shared success is driven by the approximately 9,000 LPL employees whose dedication and expertise continually strengthen our industry leadership. Every day, I deeply value the privilege and responsibility of leading this incredible team.

This year and beyond, we are asserting our leadership by further shaping the advisor and institutional markets. By fostering an engaged employee culture, executing on a well-defined client-centric strategy, and delivering the capabilities needed to achieve sustainable outperformance, I'm confident we will continue to create long-term value for you.

Sincerely,

Rich Steinmeier, Chief Executive Officer

2024 Financial Highlights

	2024	2023	2022	2021	2020
Consolidated Statements of Income Data					
Total revenue (in thousands) [2]	$12,385,107	$10,052,848	$8,600,825	$7,720,830	$5,871,640
Total expense (in thousands) [2]	$10,992,215	$8,608,073	$7,489,172	$7,119,501	$5,245,567
Income before provision for income taxes (in thousands) [2]	$1,392,892	$1,444,775	$1,111,653	$601,329	$626,073
Net income (in thousands) [2]	$1,058,616	$1,066,250	$845,702	$459,866	$472,640
Per Share Data					
Earnings per diluted share [2]	$14.03	$13.69	$10.40	$5.63	$5.86
Adjusted EPS [1,2]	$16.51	$15.72	$11.52	$7.02	$6.46
Consolidated Statements of Financial Condition Data					
Cash and equivalents (in thousands) [3]	$967,079	$465,671	$847,519	$495,246	$808,612
Total assets (in thousands) [3]	$13,317,404	$10,385,480	$9,482,226	$7,991,600	$6,596,162
Total debt, net (in thousands) [3,4]	$5,494,724	$3,734,111	$2,717,444	$2,814,044	$2,345,414
Other Financial and Operating Data					
Gross profit (in thousands) [2,5]	$4,501,345	$4,026,956	$3,189,935	$2,454,717	$2,103,308
EBITDA (in thousands) [2,6]	$2,110,834	$1,985,784	$1,525,264	$936,431	$908,929
Adjusted EBITDA (in thousands) [2,6]	$2,224,355	$2,073,887	$1,561,429	$1,012,819	$908,929
Number of advisors [3]	28,888	22,660	21,275	19,876	17,287
Total advisory and brokerage assets (in billions) [3]	$1,740.7	$1,354.1	$1,110.8	$1,206.4	$903.1

1. Adjusted EPS is a non-GAAP financial measure defined as adjusted net income, a non-GAAP financial measure defined as net income plus the after-tax impact of amortization of other intangibles, acquisition costs, certain regulatory charges, losses on extinguishment of debt and amounts related to the departure of our former chief executive officer, divided by the weighted average number of diluted shares outstanding for the applicable period. We present adjusted net income and adjusted EPS because management believes that these metrics can provide investors with useful insight into our core operating performance by excluding non-cash items, acquisition costs and certain other charges that management does not believe impact our ongoing operations. Adjusted net income and adjusted EPS are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, earnings per diluted share or any other performance measure derived in accordance with GAAP.

The following is a reconciliation of net income and earnings per diluted share to adjusted net income and adjusted EPS. Totals may not foot due to rounding.

In millions, except per share data	2024		2023		2022		2021		2020	
	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share
Net income / earnings per diluted share	$1,059	$14.03	$1,066	$13.69	$846	$10.40	$460	$5.63	$473	$5.86
Regulatory charges	18	0.24	40	0.51	–	–	–	–	–	–
Amortization of other intangibles	135	1.79	107	1.38	88	1.08	79	0.97	67	0.83
Acquisition costs	106	1.40	48	0.62	36	0.44	76	0.93	–	–
Departure of former CEO	(14)	(0.19)	–	–	–	–	–	–	–	–
Loss of extinguishment of debt	4	0.05	–	–	–	–	–	–	–	–
Tax benefit	(62)	(0.82)	(37)	(0.48)	(33)	(0.40)	(41)	(0.51)	(19)	(0.23)
Adjusted net income*	$1,245	$16.51	$1,224	$15.72	$937	$11.52	$574	$7.02	$521	$6.46
Diluted share count	75		78		81		82		81	

*Adjusted net income / Adjusted EPS reconciliation

2. Amounts shown are for the indicated year ended.

3. Amounts shown are as of the indicated year ended.

4. Total debt, net consists of our senior unsecured term loan, senior unsecured subordinated notes and borrowings outstanding under our revolving credit facility and unsecured, uncommitted lines of credit, net of debt issuance costs.

5. Gross profit is a non-GAAP financial measure defined as total revenue less advisory and commission expense; brokerage, clearing and exchange expense; and market fluctuations on employee deferred compensation. All other expense categories, including depreciation and amortization of property and equipment and amortization of other intangibles, are considered general and administrative in nature. Because our gross profit amounts do not include any depreciation and amortization expense, we consider our gross profit to be a non-GAAP financial measure that may not be comparable to similar measures used by others in our industry. Our management believes that gross profit can provide investors with useful insight into our core operating performance before indirect costs that are general and administrative in nature.

The following is a calculation of annual gross profit for the periods presented. Totals may not foot due to rounding.

In millions	2024	2023	2022	2021	2020
Total revenue	$12,385	$10,053	$8,601	$7,721	$5,872
Advisory and commission expense	7,751	5,916	5,325	5,180	3,697
Brokerage, clearing and exchange expense	128	106	86	86	71
Employee deferred compensation	5	4	–	–	–
Gross profit	$4,501	$4,027	$3,190	$2,455	$2,103

6. EBITDA and adjusted EBITDA are non-GAAP financial measures. EBITDA is defined as net income plus interest expense on borrowings, provision for income taxes, depreciation and amortization, and amortization of other intangibles. Adjusted EBITDA is defined as EBITDA plus acquisition costs, certain regulatory charges, losses on extinguishment of debt, and amounts related to the departure of our former chief executive officer. We present EBITDA and adjusted EBITDA because we believe that they can be useful financial metrics in understanding our earnings from operations. EBITDA and adjusted EBITDA are not measures of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measure derived in accordance with GAAP. The following is a reconciliation of net income to EBITDA and adjusted EBITDA for the periods presented. Totals may not foot due to rounding.

In millions	2024	2023	2022	2021	2020
Net income	$1,059	$1,066	$846	$460	$473
Interest expense on borrowings	274	187	126	104	106
Provision for income taxes	334	379	266	142	153
Depreciation and amortization	309	247	200	151	110
Amortization of other intangibles	135	107	88	79	67
EBITDA	$2,111	$1,986	$1,525	$936	$909
Acquisition costs	106	48	36	76	–
Regulatory charges	18	40	–	–	–
Departure of former CEO	(14)	–	–	–	–
Loss on extinguishment of debt	4	–	–	–	–
Adjusted EBITDA	$2,224	$2,074	$1,561	$1,012	$909

Forward-looking statements

This introduction to the LPL Financial Holdings Inc.'s (the "Company") 2024 Annual Report contains statements regarding our future investments, potential growth of our affiliation models, the retention of acquired, recruited or transitioned brokerage and advisory assets, and the potential benefits of our strategic relationships, acquisitions and Liquidity & Succession program. These and any other statements that are not related to present facts or current conditions, or that are not purely historical, constitute forward-looking statements. They reflect the Company's expectations and objectives as of March 25, 2025 and are not guarantees that the expectations or objectives expressed or implied will be achieved. The achievement of such expectations and objectives involves risks and uncertainties that may cause actual results, levels of activity or the timing of events to differ materially from those expressed or implied by forward-looking statements. Important factors that could cause or contribute to such differences include difficulties and delays in onboarding or transitioning the assets of acquired, recruited or transitioned advisors; the choice by clients of acquired, recruited or transitioned advisors not to open brokerage and/or advisory accounts at the Company; disruptions in the businesses of the Company that could make it more difficult to maintain relationships with advisors and their clients; effects of competition in the financial services industry and the success of the Company in attracting and retaining financial advisors and institutions, and their ability to provide financial products and services effectively; whether retail investors served by newly-recruited advisors choose to move their respective assets to new accounts at the Company; the execution of the Company's plans and its success in realizing the synergies, expense savings, service improvements and efficiencies expected to result from its investments, initiatives and acquisitions, expense plans and technology initiatives; and the other factors set forth in the Company's most recent Annual Report on Form 10-K, as may be amended or updated in the Company's Quarterly Reports on Form 10-Q or other filings with the Securities and Exchange Commission.

Form 10-K

LPL Financial Holdings Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-34963

LPL Financial Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	**20-3717839**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

4707 Executive Drive, San Diego, California   **92121**
(Address of principal executive offices)   *(Zip Code)*

(800)   877-7210
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock — $0.001 par value per share	LPLA	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐	Smaller reporting company	☐
Non-accelerated filer	☐			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

As of June 30, 2024, the aggregate market value of the voting stock held by non-affiliates of the registrant was $21.3 billion. For purposes of this information, the outstanding shares of Common Stock owned by directors and executive officers of the registrant were deemed to be shares of the voting stock held by affiliates.

The number of shares of Common Stock, par value $0.001 per share, outstanding as of February 14, 2025 was 74,574,576.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Meeting of Stockholders, which the Company intends to file within 120 days of the fiscal year ended December 31, 2024, are incorporated by reference into Part III.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public on the SEC's website at sec.gov.

We post the following filings to our website at lpl.com as soon as reasonably practicable after they are electronically filed with or furnished to the SEC: our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. Copies of all such filings are available free of charge by request via email (investor.relations@lplfinancial.com), telephone ((617) 897-4574) or mail (LPL Financial Investor Relations at 1055 LPL Way, Fort Mill, SC 29715). The information contained or incorporated on our website is not a part of this Annual Report on Form 10-K.

We may use our website as a means of disclosing material information and for complying with our disclosure obligations under Regulation Fair Disclosure promulgated by the SEC. These disclosures are included on our website in the "Investor Relations" or "Press Releases" sections. Accordingly, investors should monitor these portions of our website, in addition to following the Company's press releases, SEC filings, public conference calls and webcasts.

When we use the terms "LPLFH", "LPL", "we", "us", "our" and "the Company", we mean LPL Financial Holdings Inc., a Delaware corporation, and its consolidated subsidiaries, taken as a whole, unless the context otherwise indicates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in Part II, "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations"* and other sections of this Annual Report on Form 10-K regarding:

- the Company's future financial and operating results, outlook, growth, plans, business strategies, liquidity, future share repurchases and dividends, including statements regarding future resolution of regulatory matters, legal proceedings and related costs;
- the Company's future revenue and expense;
- future affiliation models and capabilities;
- the expected conversion, transition and onboarding of advisors, institutions and assets in connection with our acquisition and recruitment activity, including the conversion of assets of the broker-dealers and investment advisors acquired in connection with our acquisition of Atria Wealth Solutions, Inc. ("Atria");
- market and macroeconomic trends, including the effects of inflation and the interest rate environment;
- projected savings and anticipated improvements to the Company's operating model, services and technologies as a result of its investments, initiatives, programs and acquisitions; and
- any other statements that are not related to present facts or current conditions or that are not purely historical, constitute forward-looking statements.

These forward-looking statements reflect the Company's expectations and objectives as of February 20, 2025. The words "anticipates," "believes," "expects," "may," "plans," "predicts," "will" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees that expectations or objectives expressed or implied by the Company will be achieved. The achievement of such expectations and objectives involves risks and uncertainties that may cause actual results, levels of activity or the timing of events to differ materially from those expressed or implied by forward-looking statements. Important factors that could cause or contribute to such differences include:

- changes in general economic and financial market conditions, including retail investor sentiment;
- changes in interest rates and fees payable by banks participating in the Company's client cash programs, including the Company's success in negotiating agreements with current or additional counterparties;
- the Company's strategy and success in managing client cash program fees;
- fluctuations in the levels of advisory and brokerage assets, including net new assets, and the related impact on revenue;
- effects of competition in the financial services industry and the success of the Company in attracting and retaining financial advisors and institutions, and their ability to provide financial products and services effectively;
- whether retail investors served by newly-recruited advisors choose to move their respective assets to new accounts at the Company;

- difficulties and delays in onboarding the assets of acquired, recruited or transitioned advisors, including the receipt and timing of regulatory approvals that may be required;
- disruptions in the businesses of the Company that could make it more difficult to maintain relationships with advisors and their clients;
- the choice by clients of acquired, recruited, or transitioned advisors not to open brokerage and/or advisory accounts at the Company;
- changes in the growth and profitability of the Company's fee-based offerings and asset-based revenues;
- the effect of current, pending and future legislation, regulation and regulatory actions, including disciplinary actions imposed by federal and state regulators and self-regulatory organizations;
- the cost of defending, settling and remediating issues related to regulatory matters or legal proceedings, including civil monetary penalties or actual costs of reimbursing customers for losses in excess of our reserves or insurance;
- changes made to the Company's services and pricing, including in response to competitive developments and current, pending and future legislation, regulation and regulatory actions, and the effect that such changes may have on the Company's gross profit streams and costs;
- execution of the Company's capital management plans, including its compliance with the terms of the Company's amended and restated credit agreement (the "Credit Agreement"), the committed revolving credit facility at our primary broker-dealer subsidiary, LPL Financial LLC (the "Broker-Dealer Revolving Credit Facility"), and the indentures governing the Company's senior unsecured notes (the "Indentures");
- strategic acquisitions and investments, including pursuant to the Company's Liquidity & Succession solution, and the effect that such acquisitions and investments may have on the Company's capital management plans and liquidity;
- the price, availability and trading volumes of shares of the Company's common stock, which will affect the timing and size of future share repurchases by the Company, if any;
- execution of the Company's plans and its success in realizing the synergies, expense savings, service improvements or efficiencies expected to result from its investments, initiatives and acquisitions, expense plans and technology initiatives;
- whether advisors affiliated with Atria or Prudential Financial, Inc. ("Prudential") will transition registration to the Company and whether assets reported as serviced by such financial advisors will translate into assets of the Company;
- the performance of third-party service providers to which business processes have been transitioned;
- the Company's ability to control operating risks, information technology systems risks, cybersecurity risks and sourcing risks; and
- the other factors set forth in Part I, *"Item 1A. Risk Factors."*

Except as required by law, the Company specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this Annual Report on Form 10-K, and you should not rely on statements contained herein as representing the Company's view as of any date subsequent to the date of this Annual Report on Form 10-K.

PART I

Item 1. Business

Overview

LPL serves the financial advisor-mediated marketplace as the nation's largest independent broker-dealer, a leading investment advisory firm, and a top custodian. We support nearly 29,000 financial advisors, and the wealth management practices of approximately 1,200 financial institutions, servicing and custodying approximately $1.7 trillion in brokerage and advisory assets. The firm provides a wide range of advisor affiliation models, investment solutions, fintech tools and practice management services, ensuring that advisors and institutions have the flexibility to choose the business model, services, and technology resources they need to run successful businesses.

We are steadfast in our commitment to the advisor-mediated model and the belief that investors deserve access to personalized guidance from a financial advisor. We believe advisors should have the freedom to choose the business model, services and technology they need and to manage their client relationships. We believe investors achieve better outcomes when working with a financial advisor, and we strive to make it easy for advisors to do what is best for their clients.

We believe that we are the only company that offers the unique combination of an integrated technology platform, comprehensive self-clearing services and access to a wide range of curated non-proprietary products all delivered in an environment unencumbered by conflicts from product manufacturing, underwriting and market-making.

LPL Financial Holdings Inc., which is the parent company of our business, was incorporated in Delaware in 2005. The Company's most significant wholly owned subsidiaries are described below:

- LPL Holdings, Inc. is a direct subsidiary of LPL Financial Holdings Inc. and is an intermediate holding company of our business.
- LPL Financial LLC ("LPL Financial") is a clearing broker-dealer and an investment adviser that clears and settles customer transactions.
- LPL Enterprise, LLC ("LPL Enterprise") is a limited product shelf introducing broker-dealer and registered investment advisor that supports a portion of the Company's institutional businesses, providing brokerage and investment advisory services to the clients of those institutional businesses.
- LPL Insurance Associates, Inc. ("LPLIA") operates as a brokerage general agency that offers life and disability insurance products and services.
- Atria Wealth Solutions, Inc. ("Atria") is a holding company for the registered broker-dealers and investment advisors that the Company acquired in connection with the acquisition of Atria. Atria has seven introducing broker-dealer subsidiaries, which clear transactions through third-party clearing and carrying firms. The Company expects to complete the conversion of assets from these acquired broker-dealers and investment advisors in 2025.
- AW Subsidiary, Inc. is a holding company for AdvisoryWorld and Blaze Portfolio Systems LLC ("Blaze"). AdvisoryWorld offers technology products, including proposal generation, investment analytics and portfolio modeling, to both the Company's advisors and external clients in the wealth management industry. Blaze provides an advisor-facing trading and portfolio rebalancing platform.
- The Private Trust Company, N.A. ("PTC") provides trust administration, investment management oversight and Individual Retirement Account ("IRA") custodial services.
- LPL Employee Services, LLC and its subsidiary, Allen & Company of Florida, LLC ("Allen & Company"), along with their affiliate, Financial Resources Group Investment Services, LLC, provide primary support for the Company's employee advisor affiliation model.

Our Strategy

At LPL, our mission is to take care of our advisors and institutions so they can take care of their clients. Our vision is to be the market leader at helping our clients define and maximize their success throughout their business lifecycle. In order to achieve this vision, our strategy is to meet advisors and institutions where they are in the evolution of their businesses, expand the addressable market, provide flexible end-to-end solutions to help advisors differentiate and win investors, create an industry-leading service experience that delights advisors and institutions and their clients, and help advisors and institutions run high-performing businesses.

Our Business

Advisor Relationships

Our business is dedicated exclusively to our advisors; we are not a market-maker nor do we offer investment banking services. We offer no proprietary products of our own, and, as a result, we enable the independent financial advisors and institutions that we support to offer their clients lower-conflict advice.

We work alongside advisors to navigate complex market and regulatory environments and strive to empower them to create the best outcomes for investors. In addition, we make meaningful investments in technology and services to support the growth, productivity and efficiency of advisors across a broad spectrum of business models as their practices evolve. Our advisors are a community of diverse financial services professionals who collectively support approximately 10.0 million client accounts. They build long-term relationships with their clients in communities across the United States by guiding them through the complexities of investment decisions, retirement solutions, financial planning and wealth management. Our services are designed to support the evolution of our advisors' businesses over time and to adapt as our advisors' needs change.

The majority of our advisors are independent practitioners who are viewed as local providers of independent advice. Many of our advisors operate under their own business name, with LPL offering assistance with their branding, marketing and promotion and regulatory review. We believe we offer a compelling economic value proposition to independent advisors, which is a key factor in our ability to attract and retain advisors and their practices. Generally, advisors in independent channels receive a greater share of advisory fees and brokerage commissions than advisors in captive channels — typically 80-100% compared to 30-50% for captive channels. Most of our independent financial advisors are business owners who, unlike their captive counterparts, also benefit from building equity value in their own businesses. We also support advisors through our independent employee advisor affiliation model, where they benefit from a full-service employee relationship with us while generally retaining ownership of their client relationships in exchange for a slightly lower payout than our traditional independent model. Furthermore, we believe that our technology and service platforms enable our advisors to operate their practices with a greater focus on serving investors at a lower cost than other independent advisors.

Our nearly 29,000 advisors average over 20 years in the industry, which generally allows us to focus on supporting and enhancing our advisors' businesses without needing to provide basic training or subsidizing advisors who are new to the industry. Our flexible business platform allows our advisors to choose the most appropriate business model to support their clients whether they conduct brokerage business, offer fee-based services using one of our RIA platforms, or provide fee-based services through their own RIA.

Advisors licensed with LPL Financial as investment adviser representatives conduct fee-based business on our corporate RIA platform, and advisors licensed with LPL Financial as registered representatives conduct commission-based business on our brokerage platform. In order to be licensed with LPL Financial, advisors must be approved through our assessment process, which includes a review of each advisor's education, experience and compliance history, among other factors. Approved advisors become registered with LPL Financial and enter into a representative agreement that establishes the duties and responsibilities of each party. Pursuant to the representative agreement, each advisor makes a series of representations, including that the advisor will disclose to all clients and prospective clients that the advisor is acting as LPL Financial's investment advisory representative or registered representative, that the advisor will sell only products that LPL Financial has approved and that the advisor will comply with LPL Financial policies and procedures as well as securities rules and regulations. These advisors also agree not to engage in any outside business activity without prior approval from us.

LPL Financial also supports approximately 590 independent firms that conduct their business through separate registered investment advisors ("Independent RIAs"), with approximately 6,500 advisors who conduct their advisory business through these separate entities. Independent RIAs operate pursuant to the Investment Advisers Act of 1940, as amended (the "Advisers Act"), or their respective states' investment advisory licensing rules. These Independent RIAs engage us for technology, clearing and custody services, as well as access to our investment platforms and business services. Advisors associated with Independent RIAs retain 100% of their advisory fees, and

in return, we charge separate fees for custody, trading, administrative and support services. In addition, some financial advisors associated with Independent RIAs are registered representatives of LPL Financial and access our fully-integrated brokerage platform under standard terms.

We believe we are the market leader in the enterprise channel, providing support to over 6,900 financial advisors at approximately 1,200 institutions nationwide. The core capabilities of these institutions may not include investment and financial planning services, or they may find the technology, infrastructure and regulatory requirements of supporting such services to be cost-prohibitive. For these institutions, we provide their financial advisors with the infrastructure and services they need to be successful, allowing the institutions to focus more attention and capital on their core businesses. In addition, through LPL Enterprise, we are able to tailor our offering for the needs of large institutions, insurance companies and product manufacturers that seek support in connection with custom product sets. As an introducing broker-dealer and RIA, LPL Enterprise has the ability to provide key supervisory, compliance and risk, recruiting and middle-office technological support to complex institutional clients that manufacture and distribute their own products. Like advisors who are licensed with LPL Financial, advisors who are licensed with LPL Enterprise must be approved through our assessment process and enter into a representative agreement that establishes the duties and responsibilities of each party.

Finally, we provide support to approximately 4,000 additional financial advisors who are affiliated and licensed with insurance companies. These arrangements allow us to provide outsourced customized clearing, advisory platforms and technology solutions that enable the financial advisors at these insurance companies to offer a breadth of services to their client base in an efficient manner.

Our Value Proposition

We are dedicated to making it easy for advisors to do what is best for their clients. Our scale and self-clearing platform enable us to provide advisors with the capabilities they need, and the service they expect, at a compelling price. We are dedicated to continuously improving the processes, systems and resources we leverage to meet these needs.

We support our advisors by providing front-, middle- and back-office solutions through our distinct value proposition: integrated technology solutions, comprehensive clearing services, compliance services, consultative practice management programs and training, business services and planning and advice services, along with in-house research. The comprehensive and increasingly automated nature of our offering enables our advisors to focus on their clients while successfully and efficiently managing the complexities of running their own practice.

Integrated Technology Solutions

We provide our technology and service to advisors through an integrated technology platform that is cloud-based and web-accessible. Our technology offerings are designed to permit our advisors to effectively manage all critical aspects of their businesses in an efficient manner while remaining responsive to their clients' needs. We continue to automate time-consuming processes, such as account opening and management, document imaging, transaction execution, and account rebalancing, in an effort to improve our advisors' efficiency and accuracy.

Comprehensive Clearing Services

We provide custody and clearing services for the majority of our advisors' transactions and seek to offer a simplified and streamlined advisor experience with expedited processing capabilities. Our self-clearing platform enables us to control client data, more efficiently process and report trades, facilitate platform development, reduce costs and ultimately enhance the service experience for our advisors and their clients.

Compliance Services

We continue to make substantial investments in our compliance function to provide our advisors with a strong framework through which to understand and operate within regulatory guidelines, as well as guidelines that we establish. As the financial industry and regulatory environment evolve and become more complex, we have made a long-term commitment to enhancing our risk management and compliance structure, as well as our technology-based compliance and risk management tools, in order to support the overall effectiveness and scalability of our control environment.

Our team of risk and compliance employees assists our advisors through:

- training and advising advisors on new products, new regulatory guidelines, compliance and risk management tools, security policies and procedures and best practices;
- advising on sales practice activities and facilitating the supervision of activities by branch managers;

- conducting technology-enabled surveillance of trading activities and sales practices;
- monitoring of registered investment adviser activities for advisors who are investment adviser representatives of LPL Financial or LPL Enterprise; and
- inspecting branch offices and advising on how to strengthen compliance procedures.

Consultative Practice Management Programs and Training

Our practice management programs are designed to help leaders and financial advisors in independent practices and institutions enhance and grow their businesses. Our experience gives us the ability to benchmark the best practices of successful advisors and develop customized recommendations to meet the specific needs of an advisor's business and market, and our scale allows us to dedicate a team of experienced professionals to this effort. Our practice management and training services include:
- personalized business consulting that helps eligible advisors and program leadership enhance the value and operational efficiency of their businesses;
- advisory and brokerage consulting and financial planning to support advisors in growing their businesses through our broad range of products and fee-based offerings and wealth management services;
- marketing strategies, including campaign templates, to enable advisors to build awareness of their services and capitalize on opportunities in their local markets;
- our Liquidity & Succession program, which offers expanded solutions to advisors seeking to monetize their businesses, free themselves from entrepreneurial burdens through the sale of their practices or simplify their businesses through partial book sales;
- an advisor loan program for advisors looking to buy another practice;
- transition services to help advisors establish independent practices and migrate client accounts to us; and
- in-person and virtual training and educational programs on topics including technology, use of advisory platforms and business development.

Business Services and Planning and Advice Services

We provide services to advisors in areas critical to the successful operation of their practices, including both business support services to help them run thriving businesses and comprehensive planning services to support them in delivering advice to their clients.

Our business services may be delivered as professional services or business optimizer offerings. Professional services offerings are delivered through a combination of digital and employee-powered solutions that provide expertise to increase business-level growth and operational efficiency across areas such as marketing, finance, and business operations. Business optimizer offerings are primarily digital solutions that designed to support risk management, business continuity and succession planning.

Our planning and advice services are digital and employee-powered solutions that help advisors and institutions expand the breadth and depth of their advice in areas such as tax planning, paraplanning and private client support for high-net-worth relationships. The focus of planning and advice services is helping advisors increase marketplace differentiation while limiting additional complexity and risk. We are expanding our portfolio of services to address new advisor needs while also enhancing our existing solutions to deliver an industry-leading customer experience.

In-House Research

We provide our advisors with integrated access to comprehensive research on a broad range of investments. We share market analysis and commentary on macro-economic events, manager research, capital markets assumptions, strategic and tactical asset allocation advice and individual equity coverage. Our research team provides advice that is designed to empower our advisors to better serve their clients, including the creation of discretionary portfolios for which we serve as a portfolio manager, available through our centrally managed advisory asset management platforms. We are able to provide objective and unbiased investment research to our advisors and their clients without the conflict of proprietary products or investment banking services.

Our Product and Solution Access

We do not manufacture any financial products. Instead, we provide our advisors with curated access to a broad range of fee-based, commission, cash and money market products and services. The sales and administration of these products are facilitated through our technology solutions, which allow our advisors to access client accounts, product information, asset allocation models, investment recommendations and economic insight, as well as to perform trade execution.

Fee-Based Platforms and Support

We have various fee-based platforms that provide centrally managed or customized solutions from which advisors can choose to meet the investment needs of their clients, including wrap-fee programs, mutual fund asset allocation programs, an advisor-enhanced digital advice program, advisory programs offered by third-party investment advisor firms, financial planning services and retirement plan consulting services. The fee structure of our platforms enables our advisors to provide their clients with higher levels of service while establishing a recurring revenue stream for the advisor and for us. Our fee-based platforms provide access to mutual funds, exchange-traded funds, stocks, bonds, certain options strategies, unit investment trusts, institutional money managers and no-load multi-manager variable annuities. As of December 31, 2024, the total advisory assets under custody in these platforms, including our corporate RIA, Independent RIA and LPL Enterprise advisory platforms, were $957.0 billion.

Commission-Based Products

Commission-based products include those for which we and our advisors receive an upfront commission and, for certain products, a trailing commission. Our brokerage offerings include variable and fixed annuities, mutual funds, equities, fixed income, alternative investments, retirement and 529 education savings plans and insurance. We regularly review the structure and fees of our commission-based products in the context of retail investor preferences and the changing regulatory environment, as well as the competitive landscape. As of December 31, 2024, the total brokerage assets in commission-based products were $783.7 billion.

Client Cash Programs

Our client cash programs include two Federal Deposit Insurance Corporation ("FDIC") insured bank sweep vehicles, a client cash account and a money market account, which enable our advisors to manage their clients' cash balances. As of December 31, 2024, the total assets in our client cash programs, which are held within advisory and brokerage accounts, were $55.1 billion.

Other Services

We provide a number of additional tools and services that enable advisors to maintain and grow their practices. Through our subsidiary PTC, we provide custodial services to trusts for estates and families. Under our model, an advisor may provide a trust with investment management services, while administrative services for the trust are provided by PTC. We also offer retirement solutions for commission- and fee-based services that allow advisors to provide brokerage services, consultation and advice to retirement plan sponsors through LPL Financial and LPL Enterprise. We offer proposal generation, investment analytics and portfolio modeling capabilities, and provide an advisor-facing trading and portfolio rebalancing platform.

Our Financial Model

Our overall financial performance is a function of the following:

- Our revenue stems from diverse sources, including advisor-generated advisory fees and commission revenue, as well as other asset-based fees from product sponsors, recordkeeping, networking services, client cash balances, service and fee revenue, transaction revenue and revenue for other ancillary services that we provide. Revenue is not concentrated by advisor, product or geography. For the year ended December 31, 2024, no single relationship with our independent advisor practices or institutions accounted for more than 2% of our advisory and commission revenue, and no single advisor accounted for more than 1% of our advisory and commission revenue.

- The largest variable component of our expense, advisor payout percentages, is directly linked to revenue generated by our advisors.

- A portion of our revenue is not asset-based or correlated with the equity financial markets. Service and fee revenue is generated from advisor and retail investor services, including insurance, licensing, business services and planning and advice services, IRA custodian and other client account fees. Service and fee

revenue from business services is based on recurring subscription fees. We charge separate fees to RIAs for technology, clearing, administrative, oversight and custody services, which may vary. In addition, we host certain advisor conferences that serve as training, education, sales and marketing events for which we charge sponsors a fee.

- Our operating model is scalable and is capable of delivering expanding profit margins over time.

- We have managed our capital allocation framework and expenditures such that we have been able to both invest in our business and return capital to stockholders.

Our Competitive Strengths

Market Leadership Position and Scale

We are an established leader in the independent advisor market, which is our core business focus. We use our scale and position as an industry leader to champion the independent business model. Our scale enables us to benefit from the following dynamics:

- *Continual Reinvestment* — We actively reinvest in our comprehensive technology platform and practice management support, which further improves the productivity of our advisors and reduces the costs of serving them.

- *Economies of Scale* — As one of the largest distributors of financial products in the U.S., we have been able to obtain attractive economics from product sponsors. In addition, since some of the costs of supporting advisors are fixed, growth in the number of advisors that we serve reduces the average fixed cost per advisor.

- *Payout Rates to Advisors* — As one of the largest U.S. broker-dealers by number of advisors, we believe that we offer our advisors the highest average payout rates in our industry.

The combination of our ability to reinvest in our business and maintain highly competitive payout rates has enabled us to attract and retain advisors. This, in turn, has driven our growth and led to a continuous cycle of reinvestment that reinforces our established scale advantage.

Comprehensive Solutions

We differentiate through the combination of our capabilities across research, technology, risk management and practice management. We make meaningful investments to support the growth, productivity and efficiency of advisors across a broad spectrum of models as their practices evolve. Our focus is working alongside advisors to navigate complex environments in order to create the best outcomes for their clients.

We believe we offer a compelling value proposition to independent financial advisors and institutions. This value proposition is built upon the delivery of our services through our scale, independence, and integrated technology, the sum of which we believe is not replicated in the industry. As a result, we believe that we do not have any direct competitors that offer our business model at the scale at which we offer it. For example, because we do not have any proprietary manufactured financial products of our own, we do not view firms that manufacture asset management products and other financial products as direct competitors.

We provide comprehensive solutions to institutions, such as regional banks, credit unions and insurance companies, that seek to provide a broad array of services for their clients. We believe many institutions find the technology, infrastructure and regulatory requirements associated with delivering financial advice to be cost-prohibitive. The solutions we provide enable financial advisors at these institutions to deliver their services on a cost-effective basis.

Flexibility of Our Business Model

Our business model allows our advisors the freedom to choose how they conduct their business, subject to certain regulatory parameters, which has helped us attract and retain advisors from multiple channels, including wirehouses, regional broker-dealers, banks, other RIAs and other independent broker-dealers. Our platform can accommodate a variety of independent advisor business models, including financial advisors as independent contractors, employee advisors and Independent RIAs. The flexibility of our business model enables our advisors to select their preferred affiliation model and product mix as their business evolves and preferences change within the market or their client base all within an environment that allows for evolution with minimal interruption to their business and their clients.

In addition, our business model provides advisors with a multitude of customizable service and technology offerings that allow them to increase their efficiency, focus on their clients and grow their practice. For example, the LPL Services Group provides business support to advisors in areas critical to the operation of their practices, such as marketing, accounting and transaction support.

Our Sources of Growth

Increasing Productivity of Existing Advisor Base

We believe the productivity of our advisors has the potential to increase over time as we continue to develop solutions designed to enable them to add new clients, manage more of their clients' investable assets and expand their existing practices with additional advisors. We expect to facilitate these productivity improvements by helping our advisors better manage their practices in an increasingly complex external environment, which we believe has the potential to result in assets per advisor growing over time. Business services and planning and advice services are a source of organic growth as a larger share of advisors adopts these service solutions.

Attracting New Assets to Our Platform

We intend to grow the assets served by our platform across traditional markets and through new affiliation models. Ongoing investments in and enhancements to our platform and support teams have led to an expanded pipeline. We have also experienced momentum from a continued expansion of our advisor affiliation models, which has attracted prospects from new sources. Finally, we have opened up a new market with a recently developed institution affiliation model, which has resulted in strategic relationships with M&T Bank Corporation, BMO Financial Advisors, CUNA Brokerage Services, Inc., People's United Bank, Bancwest Investment Services and Commerce Financial Advisors. Most recently, in November 2024, we completed our integration with Prudential to transition the brokerage and investment advisory assets of Prudential Advisors, Prudential's retail wealth management business, from its current third-party custodian to the Company's Institution Services platform. Related investments in our institutional platform have generated interest from new clients.

Competition

We compete with a variety of financial firms to attract and retain experienced and productive advisors. These financial firms operate in various channels and markets:

- Within the independent broker-dealer channel, the industry is highly fragmented and consists primarily of regional firms that rely on third-party custodians and technology providers to support their operations.

- Wirehouses and large banks tend to consist of large nationwide firms with multiple lines of business that have a focus on the highly competitive high-net-worth investor market.

- Competition for advisors also includes regional firms that primarily focus on specific client niches or geographic areas.

- Independent RIA firms, which are registered with the SEC or through their respective states' investment advisory regulator and not through a broker-dealer, may choose from a number of third-party firms to provide custodial services.

Our advisors compete for clients with financial advisors of brokerage firms, banks, insurance companies, asset management and investment advisory firms. In addition, they also compete with a number of firms offering direct-to-investor online financial services and discount brokerage services.

Human Capital

Our success depends on our ability to attract, hire, retain and develop highly-skilled professionals in a variety of specialties, including finance, technology, compliance, business development, cybersecurity and management.

Workforce

As of December 31, 2024, we had approximately 9,000 full-time employees, all of whom are located in the U.S. Approximately 49% of our employees self-identify as women and 40% self-identify as Black, Indigenous or People of Color.

Talent Management and Culture

Due to the complexity of our business, we compete with other companies for top talent, both inside and outside of our industry, and in multiple geographical areas within the United States. Our Human Capital efforts focus on further developing our culture of service in concert with our mission statement: *We take care of our advisors so they can*

take care of their clients. To that end, we seek employees who are committed to excellence, integrity and living our values. Our employees are one team on one mission: to seek, embrace and apply feedback, stop and consider the big picture, and deliver results for our advisors and their clients.

Compensation and Benefits

To maintain a high-caliber, values-driven workforce that is committed to our culture, we strive to offer total rewards, including compensation, benefits and recognition programs that position our company as an employer of choice. Our compensation is designed to be performance based and competitive in the markets in which we compete. We closely monitor industry trends and practices to ensure we are able to attract and retain the personnel who are critical to our success. We also monitor internal pay equity to help ensure that our compensation practices are fair and equitable across our organization. The Company's senior leaders have an opportunity to receive a portion of their compensation in Company equity, and, subject to a cap, we match the contributions of all of our employees to our retirement savings plan to help support their long-term financial goals. We also offer an employee stock purchase plan that enables eligible employees to acquire an ownership interest in the Company at a discount to prevailing market prices.

We offer an array of benefits intended to meet the diverse needs of our employees and their eligible dependents. From healthcare to holidays, our aim is to help our employees enjoy happy and healthy lifestyles while maintaining work-life balance. We offer comprehensive benefits to all full-time employees and part-time employees working at least 30 hours per week, which equates to over 99% of our workforce. Our health and welfare benefits include, among other things: medical coverage; dental and vision coverage; healthcare and dependent-care flexible spending accounts; Health Savings Accounts; accident and critical illness coverage; life and accidental death and dismemberment insurance; short-term and long-term disability insurance; and the LPL Live Well employee wellbeing program, which supports employees and their family members in their wellness journeys as well as offering targeted and focused programming for mental health, Type 2 Diabetes care and maternity family-forming/ support programs.

Recruiting

As a Fortune 500 company focused on innovation and growth, talent drives the success of our company. Therefore, we are focused on attracting and retaining our employees. To reach a diverse pool of talent, we are continually in the market and take a multi-faceted approach to recruiting in pursuit of diverse, entrepreneurial and dedicated team members. By expanding our reach and sourcing efforts and implementing diverse recruitment methods, we seek to create a workforce representative of the communities and partners we serve.

We continue to invest in talent recruitment channels to introduce emerging talent to the opportunities within wealth management and financial services. As part of our university recruitment strategy, we have expanded partnerships with colleges and universities in the local communities we serve and beyond. We continuously seek ways to collaborate with students, faculty and diverse campus organizations to increase exposure and opportunities for students. LEAP, our Leadership Excellence and Achievement Program, encompasses the Company's emerging talent initiatives and offers internship, part time and full time opportunities to develop the next generation of leaders.

Training and Development

We believe in our employees' potential and provide training and development opportunities intended to maximize their performance and professional growth. To ensure that new employees integrate into our culture and their daily work, we provide a robust new-hire experience, as well as extensive ongoing training for existing employees to acquaint them with our business. We require all of our employees to complete courses in key regulatory areas, such as insider trading and anti-money laundering compliance, and we offer professional development opportunities through training sessions, on-demand learning and cross-departmental workshops, resulting in over 200,000 completed courses and workshops and approximately 400,000 development hours for our employees. In addition, we have mentorship programs that pair employees with more experienced professionals, giving mentees access to experience, expertise, and guidance. To help employees determine the next steps in their careers, we continue to provide a Career Growth Portal that provides employees with tools, resources, training courses and assessments as they chart their career paths. Lastly, we have created skills cards with curated content targeting key skills and desired capabilities to help employees develop.

Employee Safety

We aim to provide a safe, inclusive environment for our employees where they feel engaged in our business, supported in who they are and empowered to succeed. We are committed to providing a workplace that is free from

violence, harassment and other unsafe or disruptive conditions and require our personnel to attend regular training sessions and workshops on those topics.

To promote health and safety in our workplace, we have an environment, health and safety function that partners with others across the organization to support compliance with applicable workplace health and safety requirements. We also have a cross-functional team, with members who have been trained to conduct threat assessments to support workplace violence prevention. We provide leaves of absence and workplace accommodations, and we provide employees with the flexibility to support their individual circumstances, where possible. In addition, the LPL Financial Charitable Foundation continues to support the LPL Care Fund, an employee-to-employee relief fund created to help employees facing unexpected and unavoidable financial hardships as a result of a natural disaster or epidemic by providing tax-free grants.

Inclusion and Belonging

Our inclusion and belonging efforts are overseen by our chief executive officer ("CEO"), and chief human resources officer. In 2024, the management committee received quarterly updates on culture-related issues. Our Board of Directors (the "Board"), its compensation and human resources committee and its nominating and governance committee, which oversees our environmental, social and governance program, also received multiple updates on our progress in this area.

Continuous improvement is a pillar of our culture, and we regularly solicit employee feedback on the effectiveness and quality of our programs, including our inclusion and belonging programs, and their level of engagement with our business. We use this feedback to improve our programs and processes and inform decisions about our business.

At LPL, we believe that well-being is more than just physical safety and that our employees should feel welcome and supported as who they are. We seek to foster a culture of inclusivity. In furtherance of our commitment to cultivating a diversity of thought and ideas within the organization, we sponsor and encourage all of our team members to participate in Employee Resource Groups to leverage the individual talents and share the perspectives and experiences of our employees across all demographics.

Finally, our professional development and recruitment efforts include targeted outreach to and collaborations with organizations that serve historically underserved and underrepresented populations. We closely monitor employee turnover across a variety of dimensions to evaluate our effectiveness in retaining personnel. In addition, we maintain relationships with community partners with the goal of broadening the pool of talented applicants so that we can truly reach the best candidates.

Regulation

The financial services industry is subject to extensive regulation by U.S. federal, state and international government agencies as well as various self-regulatory organizations. We seek to participate in the development of significant rules and regulations that govern our industry. We have been investing in our compliance functions to monitor our adherence to the numerous legal and regulatory requirements applicable to our business. Compliance with all applicable laws and regulations, only some of which are described below, involves a significant investment in time and resources. Any new laws or regulations applicable to our business, any changes to existing laws or regulations, or any changes to the interpretations or enforcement of those laws or regulations may affect our operations and/or financial condition.

Broker-Dealer Regulation

LPL Financial is a clearing broker-dealer registered with the SEC, a member of the Financial Industry Regulatory Authority ("FINRA") and a participant in various clearing organizations including the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation. LPL Financial is registered as a broker-dealer in each of the 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. The rules of the Municipal Securities Rulemaking Board, which are enforced by the SEC and FINRA, apply to the municipal securities activities of LPL Financial. LPL Financial is registered as an introducing broker-dealer with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA"). LPL Financial is regulated by the SEC, FINRA, CFTC and NFA.

LPL Enterprise is an introducing broker-dealer registered with the SEC and a member of FINRA. LPL Enterprise is registered as a broker-dealer in each of the 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. LPL Enterprise is regulated by the SEC, FINRA, CFTC and NFA.

Broker-dealers are subject to rules and regulations covering all aspects of the securities business, including sales and trading practices, public offerings, publication of research reports, use and safekeeping of clients' funds and securities, capital adequacy, recordkeeping and reporting, the conduct of directors, officers and employees, qualification and licensing of supervisory and sales personnel, marketing practices, supervisory and organizational procedures intended to ensure compliance with securities laws and to prevent improper trading on material nonpublic information, limitations on extensions of credit in securities transactions, clearance and settlement procedures, anti-money laundering, cybersecurity, credit risk management and rules designed to promote high standards of commercial honor and just and equitable principles of trade. Broker-dealers are also subject to state securities laws and regulated by state securities administrators in those jurisdictions where they do business. Applicable laws, rules and regulations may be subject to varying interpretations and change from time to time.

Regulators make periodic examinations and inquiries of us and review annual, monthly and other reports on our operations and financial condition. Regulatory actions brought against us alleging violations of applicable laws, rules and regulations could result in censures, penalties and fines, settlements, disgorgement of profits, restitution to customers, remediation or the issuance of cease-and-desist orders. Such actions could also result in the restriction, suspension or expulsion from the securities industry of us or our financial advisors, officers or employees. We also may incur substantial expenses, damage to our reputation or similar adverse consequences in connection with any such actions by the SEC, FINRA, CFTC, NFA, the U.S. Department of Labor ("DOL") or state securities regulators, regardless of the outcome.

LPL Financial's margin lending is regulated by the Federal Reserve Board's restrictions on lending in connection with client purchases and short sales of securities, and FINRA rules also require LPL Financial to impose maintenance requirements based on the value of securities contained in margin accounts. In many cases, our margin policies are more stringent than these rules.

Our broker-dealer subsidiaries' recommendations to retail customers are subject to a standard of conduct specified by the SEC ("Reg BI"). Reg BI requires that, when making recommendations, broker-dealers act in the best interest of retail customers without placing their own financial or other interests ahead of the customer's and imposes obligations related to disclosure, duty of care, conflicts of interest and compliance. Certain state securities and insurance regulators have also adopted, proposed or are considering adopting similar laws and regulations. In addition, the DOL has finalized a "Retirement Security Rule" that would broaden the definition of fiduciary advice and modify the prohibited transaction exemptions in effect as of the date of this Annual Report that enable investment advice fiduciaries to receive compensation on transactions as a result of fiduciary recommendations to a plan covered by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), IRA or other account covered by Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"). The Retirement Security Rule was stayed in July 2024 pending litigation and is currently on appeal before the Fifth Circuit Court of Appeals. Compliance with proposed conduct standards could increase the complexity and costs of our compliance or affect our revenue streams, including, in the case of the DOL proposal, our ability to rely on the current prohibited transaction exemptions. Moreover, to the extent new rules or regulations affect the operations, financial condition, liquidity and capital requirements of financial institutions with which we do business, those institutions may seek to pass on increased costs, reduce their capacity to transact, or otherwise present inefficiencies in their interactions with us. As industry compliance practices and regulatory approaches to guidance, examinations and enforcement continue to develop, the ultimate impact that these new rules or regulations will have on us, the financial industry and the economy cannot be known at this time. It is unclear how and whether other regulators, including banking regulators, and state securities and insurance regulators, may respond to or attempt to enforce similar issues addressed by Reg BI and the DOL.

Investment Adviser Regulation

Our subsidiaries that are registered as investment advisers with the SEC, including LPL Financial and LPL Enterprise, are subject to the requirements of the Advisers Act, and the regulations promulgated thereunder, including examination by the SEC's staff. Such requirements relate to, among other things, fiduciary duties to clients, maintaining an effective compliance program, conflicts of interest, advertising, limitations on agency cross and principal transactions between the advisor and advisory clients, recordkeeping and reporting requirements, disclosure requirements and general anti-fraud provisions.

The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act and associated regulations. Investment advisers also are subject to certain state securities laws and regulations. Failure to comply with the Advisers Act or other federal and state securities laws and regulations could result in investigations, censures, penalties and fines, settlements, disgorgement of profits, restitution to customers, remediation, the issuance of cease-and-desist orders or the termination of an investment adviser's registration. We

also may incur substantial expenses, damage to our reputation or similar adverse consequences in connection with such actions, regardless of the outcome.

Retirement Plan Services Regulation

Certain subsidiaries, including LPL Financial, LPL Enterprise, LPL Employee Services, LLC, PTC, Fiduciary Trust Company of New Hampshire and LPLIA, are subject to ERISA, Section 4975 of the Code, and to regulations promulgated under ERISA or the Code, insofar as the subsidiaries provide services with respect to plan clients, or otherwise deal with plan clients, plan participants and retirement, health and educational accounts that are subject to ERISA or Section 4975 of the Code. ERISA imposes certain duties on persons who are "fiduciaries" (as defined in Section 3(21) of ERISA) and prohibits certain transactions involving plans subject to ERISA and fiduciaries or other service providers to such plans. Non-compliance with or breaches of these provisions may expose an ERISA fiduciary or other service provider to liability under ERISA, which may include monetary and criminal penalties as well as equitable remedies for the affected plan. Section 4975 of the Code prohibits certain transactions involving "plans" (as defined in Section 4975(e)(1), which include, for example, IRAs and certain Keogh plans) and service providers, including fiduciaries (as defined in Section 4975(e)(3)), to such plans. Section 4975 imposes excise taxes for violations of these prohibitions.

The DOL has a "five-part test" defining fiduciary "investment advice" under ERISA and the Code (the "Five-Part Test"). Under this test, providing non-discretionary investment advice or recommendations with respect to a covered account can cause a person to be a fiduciary under ERISA and/or the Code if the advice is provided for a fee, on a regular basis, and subject to a mutual understanding that the advice will be personalized to the needs of the advice recipient and used as a primary basis for an investment decision. In addition, the DOL has finalized a "Retirement Security Rule" that would modify the Five-Part Test to broaden the definition of fiduciary advice and the prohibited transaction exemptions in effect as of the date of this Annual Report. The Retirement Security Rule was stayed in July 2024 pending litigation and is currently on appeal before the Fifth Circuit Court of Appeals.

The DOL's prohibited transaction exemption 2020-03 ("PTE 2020-02") provides broad exemptive relief for receiving variable or transaction-based compensation, and certain other "prohibited transactions," in connection with fiduciary investment advice to investors using covered accounts if certain conditions are met. The preamble to this exemption also included the DOL's new and expanded interpretation of when providing a rollover recommendation (or potentially other recommendations) could result in fiduciary status under the historic Five-Part Test. This new interpretation, as well as other guidance issued by the DOL in connection with this interpretation, has been the subject of multiple litigations in federal district courts challenging the DOL's authority to issue it. On February 13, 2023, a federal court issued a decision that invalidated, in part, the DOL's interpretation of who qualifies as a fiduciary under ERISA in providing a rollover recommendation. We operate our business in compliance with a number of DOL prohibited transaction exemptions, including PTE 2020-02, where applicable. However, as industry compliance practices and regulatory approaches to guidance, examinations and enforcement continue to develop, and the outcomes of litigation remain pending, the ultimate impact that these new rules or regulations will have on us, the financial industry and the economy cannot be known at this time. In addition, it is unclear how and whether the DOL and other regulators, including the SEC, FINRA, banking regulators, and the state securities and insurance regulators may respond to or enforce elements of the Five-Part Test and PTE 2020-02 rules or interpretations.

The effect of any future DOL regulations and changes on our retirement plan business cannot be anticipated or planned for but may have further impacts on our products and services and results of operations.

Trust Regulation

Through our subsidiary, PTC, we offer trust, investment management oversight and custodial services for estates and families. PTC is chartered as a non-depository national banking association. As a limited purpose national bank, PTC is regulated and regularly examined by the Office of the Comptroller of the Currency ("OCC"). PTC files reports with the OCC within 30 days after the conclusion of each calendar quarter. Because the powers of PTC are limited to providing fiduciary services and investment advice, it does not have the power or authority to accept deposits or make loans. For this reason, trust assets under PTC's management are not insured by the FDIC.

Because of its limited purpose, PTC is not a "bank" as defined under the Bank Holding Company Act of 1956. Consequently, neither its immediate parent, PTC Holdings, Inc., nor its ultimate parent, LPLFH, is regulated by the Board of Governors of the Federal Reserve System as a bank holding company. However, PTC is subject to regulation by the OCC and to various laws and regulations enforced by the OCC, such as capital adequacy, change of control restrictions and regulations governing fiduciary duties, conflicts of interest, self-dealing and anti-money laundering. For example, the Change in Bank Control Act of 1978, as implemented by OCC supervisory policy, imposes restrictions on parties who wish to acquire a controlling interest in a limited purpose national bank such as PTC or the holding company of a limited purpose national bank such as LPLFH. In general, an acquisition of 10% or more of our common stock, or another acquisition of "control" as defined in OCC regulations, may require OCC

approval. These laws and regulations are designed to serve specific bank regulatory and supervisory purposes and are not meant for the protection of PTC, PTC Holdings, Inc., LPLFH or their stockholders.

Regulatory Capital Requirements

The SEC, FINRA, CFTC and NFA have stringent rules and regulations with respect to the maintenance of specific levels of net capital by regulated entities. The net capital rule under the Exchange Act requires a broker-dealer to maintain a minimum net capital and applies certain discounts to the value of its assets based on the liquidity of such assets. Certain of our broker-dealer subsidiaries are also subject to the NFA's financial requirements and are required to maintain net capital that is in excess of or equal to the greatest of the NFA's minimum financial requirements. Under these requirements, our broker-dealer subsidiaries are currently required to maintain minimum net capital that is in excess of or equal to the minimum net capital calculated and required pursuant to the Exchange Act's net capital rule.

The SEC, FINRA, CFTC and NFA impose rules that require notification when net capital falls below certain predefined criteria. These broker-dealer capital rules also dictate the ratio of debt to equity in regulatory capital composition and constrain the ability of a broker-dealer to expand its business under certain circumstances. If a broker-dealer fails to maintain the required net capital, then certain notice requirements to the regulators are required, and the broker-dealer may be subject to suspension or revocation of registration by the applicable regulatory agency, and suspension or expulsion by these regulators ultimately could lead to the broker-dealer's liquidation. Additionally, the net capital rule and certain FINRA rules impose requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and require prior notice to the SEC and FINRA for certain capital withdrawals. Our broker-dealer subsidiaries, which are subject to net capital rules, have been and currently are in compliance with those rules and have net capital in excess of the minimum requirements.

Anti-Money Laundering and Sanctions Compliance

The USA PATRIOT Act of 2001, which amended the Bank Secrecy Act, contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to broker-dealers, futures commission merchants and other financial services companies. Financial institutions subject to these requirements generally must have an anti-money laundering program in place, which includes monitoring for and reporting suspicious activity, implementing specialized employee training programs, designating an anti-money laundering compliance officer and annually conducting an independent test of the effectiveness of its program. In addition, sanctions administered by the United States Office of Foreign Asset Control prohibit U.S. persons from doing business with blocked persons and entities or certain sanctioned countries. We have established policies, procedures and systems designed to comply with these regulations and work continuously to improve and strengthen our regulatory compliance mechanisms.

Security and Privacy

Regulatory activity in the areas of privacy and data protection continues to grow worldwide and is generally being driven by the growth of technology and related concerns about the rapid and widespread dissemination and use of information and general concerns about the security of that information. To the extent they are applicable to us, we must comply with federal and state information-related laws and regulations in the United States, including the Gramm-Leach-Bliley Act of 1999, SEC Regulation S-P, the Fair Credit Reporting Act of 1970, as amended, and Regulation S-ID, as well as the California Consumer Privacy Act and further potential federal and state requirements.

Trademarks

Access Overlay®, Atria Wealth Solutions®, BlazePortfolio®, CLIENTWORKS®, LPL®, LPL Financial (& Design)®, Manager Access Network®, Manager Access Select®, and OMP® are our registered trademarks, and ADVISORYWORLD, CLIENTWORKS CONNECTED, ALLEN & COMPANY OF FLORIDA, LLC, and THE PRIVATE TRUST COMPANY, N.A. (& Design) are among our service marks.

Item 1A. Risk Factors

Risk Factor Summary

Our business, operations and financial results are subject to varying degrees of risk and uncertainty. We are providing the following summary of risk factors to enhance readability of our risk factor disclosure. Material risks that may adversely affect our business, operations and financial results include, but are not limited to, the following:

Risks Related to Our Business and Industry

- We depend on our ability to attract and retain experienced and productive advisors, and we are subject to competition in all aspects of our business.
- Our financial condition and results of operations may be adversely affected by market fluctuations and other economic factors.
- Significant interest rate changes could affect our profitability and financial condition.
- Any damage to our reputation could harm our business and lead to a loss of revenue and net income.
- Our business is subject to risks related to litigation, arbitration claims and regulatory actions.
- There are risks inherent in the independent broker-dealer business model.
- We rely on third-party service providers, including off-shore providers, to perform technology, processing and support functions, and our operations are dependent on financial intermediaries that we do not control.
- Lack of liquidity or access to capital could impair our business and financial condition.
- Our business could be materially adversely affected as a result of the risks associated with acquisitions, investments, and strategic relationships.
- Our risk management policies and procedures may not be effective in fully mitigating our risk exposure in all environments or against all types of risks.
- We face competition in attracting and retaining key talent.
- The securities settlement process exposes us to risks related to adverse movements in price.
- Our indebtedness could adversely affect our financial condition and may limit our ability to use debt to fund future capital needs.
- Restrictions under our Credit Agreement may prevent us from taking actions that we believe would be in the best interest of our business.
- Provisions of our Credit Agreement and certain of the Indentures could discourage an acquisition of us by a third-party.
- Our insurance coverage may be expensive, and losses we incur may exceed the limits of our insurance coverage, or may not be covered at all.
- Poor service or performance of the financial products that we offer or competitive pressures on pricing of such services or products may cause clients of our advisors to withdraw their assets on short notice.
- A loss of our marketing relationships with manufacturers of financial products could harm our relationship with our advisors and, in turn, their clients.
- Changes in U.S. federal income tax law could make some of the products distributed by our advisors less attractive to clients.

Risks Related to Our Regulatory Environment

- Any failure to comply with applicable federal or state laws or regulations, or self-regulatory organization rules, exposes us to litigation and regulatory actions, which could increase our costs or negatively affect our reputation.
- Regulatory developments could adversely affect our business by increasing our costs or making our business less profitable.
- We are subject to various regulatory requirements, which, if not complied with, could result in the restriction of the conduct or growth of our business.
- Failure to comply with ERISA regulations and certain tax-qualified plan laws and regulations could result in penalties against us.

Risks Related to Our Technology

- We rely on technology in our business, and technology and execution failures could subject us to losses, litigation and regulatory actions.
- Our information technology systems may be vulnerable to security risks.
- A cyber-attack or other security breach of our technology systems or those of our advisors or third-party vendors could negatively impact our normal operations and, as a result, subject us to significant liability and harm our reputation.
- Failure to comply with the complex privacy and data protection laws and regulations to which we are subject could result in adverse action from regulators and adversely affect our business, reputation, results of operations and financial condition.
- Failure to maintain technological capabilities, flaws in existing technology, difficulties in upgrading our technology platform or the introduction of a competitive platform could have a material adverse effect on our business.
- Inadequacy or disruption of our business continuity and disaster recovery plans and procedures in the event of a catastrophe could adversely affect our business.

Risks Related to Ownership of Our Common Stock

- The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for our investors.
- We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations.
- Our future ability to pay regular dividends to holders of our common stock or repurchase shares are subject to the discretion of our Board and will be limited by our ability to generate sufficient earnings and cash flows.

Risks Related to Our Business and Industry

We depend on our ability to attract and retain experienced and productive advisors, and we are subject to competition in all aspects of our business.

We derive a large portion of our revenue from commissions and fees generated by our advisors. Our ability to attract and retain experienced and productive advisors has contributed significantly to our growth and success, and our strategic plan is premised upon continued growth in the number of our advisors and the assets they serve. If we fail to attract new advisors or to retain and motivate our current advisors, replace our advisors who retire, or assist our retiring advisors with transitioning their practices to other advisors on our platform, or if advisor migration away from wirehouses to independent channels slows, our business may suffer.

The market for experienced and productive advisors is highly competitive, and we devote significant resources to attracting and retaining well-qualified advisors. In attracting and retaining advisors, we compete directly with a variety of financial institutions such as wirehouses, regional broker-dealers, banks, insurance companies, other independent broker-dealers and RIA firms. If we are not successful in retaining highly qualified advisors, we may not be able to recover the expense involved in attracting and training these individuals. There can be no assurance that we will be successful in our efforts to attract and retain the advisors needed to achieve our growth objectives.

More broadly, we are subject to competition in all aspects of our business from:

- brokerage and investment advisory firms, including national and regional firms, as well as Independent RIAs;
- asset management firms;
- commercial banks and thrift institutions;
- insurance companies;
- other clearing/custodial technology companies; and
- investment firms offering so-called “robo” advice solutions.

Many of our competitors have substantially greater resources than we do and may offer a broader range of services and financial products across more markets. Some of our competitors operate in a different regulatory environment than we do, which may give them certain competitive advantages in the services they offer. For example, certain of our competitors only provide clearing services and consequently would not have any supervision or oversight

liability relating to actions of their financial advisors. We believe that competition within our industry will intensify as a result of consolidation and acquisition activity and because new competitors face few barriers to entry, which could adversely affect our ability to recruit new advisors and retain existing advisors.

If we fail to continue to attract highly qualified advisors, or if advisors licensed with us leave us to pursue other opportunities, we could face a significant decline in market share, commission and fee revenue or net income. We could face similar consequences if current or potential clients of ours, including current clients that use our outsourced customized clearing, advisory platforms or technology solutions, decide to use one of our competitors rather than us. If we are required to increase our payout of commissions and fees to our advisors in order to remain competitive, our net income could be significantly reduced.

Our financial condition and results of operations may be adversely affected by market fluctuations and other economic factors.

Significant downturns and volatility in equity and other financial markets have had and could continue to have an adverse effect on our financial condition and results of operations.

General economic and market factors can affect our commission and fee revenue. For example, a decrease in market levels or market volatility can:

- reduce new investments by advisors' new and existing clients in financial products that are linked to the equity markets, such as variable life insurance, variable annuities, mutual funds and managed accounts;

- reduce trading activity, thereby affecting our brokerage commission revenue and our transaction revenue;

- reduce the value of advisory and brokerage assets, thereby reducing advisory fee revenue, trailing commission revenue and asset-based fee revenue; and

- motivate clients to withdraw funds from their accounts, thereby reducing advisory and brokerage assets, advisory fee revenue and asset-based fee revenue.

Other more specific trends may also affect our financial condition and results of operations, including, for example, changes in the mix of products preferred by investors may result in increases or decreases in our fee revenue associated with such products depending on whether investors gravitate towards or away from such products. The timing of such trends, if any, and their potential impact on our financial condition and results of operations are beyond our control.

In addition, because certain of our expenses are fixed, our ability to reduce them in response to market factors over short periods of time is limited, which could negatively impact our profitability.

Significant interest rate changes could affect our profitability and financial condition.

Our revenue is exposed to interest rate risk primarily from changes in fees payable to us from banks participating in our client cash programs and changes in interest income earned on deposits in third-party bank accounts and short-term U.S. treasury bills, which are generally based on prevailing interest rates.

Our revenue from our client cash programs has declined in the past as a result of a low interest rate environment, and our revenue may decline in the future due to decreases in interest rates, decreases in client cash balances or mix shifts among the current or future deposit sweep vehicles, client cash account or money market accounts that we offer. Such a decline has occurred, and could occur in the future. The Federal Reserve steadily increased its target federal funds rate in 2022 and 2023 to combat rising inflation, and while we have experienced a sustained higher interest rate environment, the target federal funds rate was reduced in the second half of 2024, with further reductions anticipated. If the Federal Reserve continues to reduce its target federal funds rate from current levels, our revenue will be impacted.

Our revenue from our client cash programs also depends on our success in placing deposits and negotiating favorable terms in agreements with third-party banks and money market fund providers participating in our programs, as well as our success in offering competitive products, program fees and interest rates payable to clients. The expiration of contracts with favorable pricing terms, less favorable terms in future contracts, the inability to place deposits with third-party sweep banks, or changes in client cash or money market accounts that we offer could result in declines in our revenue.

A sustained low interest rate environment may also have a negative impact upon our ability to negotiate contracts with new banks or renegotiate existing contracts on comparable terms with banks participating in our client cash programs. Even in a rising interest rate environment, if balances or yields in our client cash programs decrease, future revenue from our client cash programs may be lower than expected.

Any damage to our reputation could harm our business and lead to a loss of revenue and net income.

We have spent many years developing our reputation for integrity and client service, which is built upon our support for our advisors through: enabling technology, comprehensive clearing and compliance services, practice management programs and training and in-house research. Our ability to attract and retain advisors and employees is highly dependent upon external perceptions of our level of service, business practices and financial condition. Damage to our reputation could cause significant harm to our business and prospects and may arise from numerous sources, including:

- litigation or regulatory actions;
- failing to deliver acceptable standards of service and quality, including technology or cybersecurity failures;
- compliance failures; and
- unethical behavior and the misconduct of employees, advisors or counterparties.

Negative perceptions or publicity regarding these matters could damage our reputation among existing and potential advisors and employees, and could lead advisors to terminate their agreements with us, which they generally have the right to do unilaterally upon short notice. Adverse developments with respect to our industry may also, by association, negatively impact our reputation or result in greater regulatory or legislative scrutiny or litigation against us. These occurrences could lead to loss of revenue and lower net income.

Our business is subject to risks related to litigation, arbitration claims and regulatory actions.

As is common in our industry, we have been subjected to and are currently subject to legal and regulatory proceedings arising out of our business operations, including lawsuits, arbitration claims, governmental subpoenas and regulatory, governmental and self-regulatory organization ("SRO") inquiries, investigations and enforcement proceedings, as well as other actions and claims. Many of our legal claims are initiated by clients of our advisors and involve the purchase or sale of investment securities, but other claims and proceedings may be, and have been, initiated by state-level and federal regulatory authorities and SROs, including the SEC, FINRA and state securities regulators, as well as clients of Independent RIAs.

The outcomes of any such legal or regulatory proceedings, including litigations, arbitrations, inquiries, investigations and enforcement proceedings by the SEC, FINRA, DOL and state securities regulators or attorneys general, are difficult to predict. A negative outcome in such a matter could result in substantial legal liability, censures, penalties and fines, disgorgement of profits, restitution to customers, remediation, the issuance of cease-and-desist orders, or injunctive or other equitable relief against us. Further, such negative outcomes individually or in the aggregate may cause us significant reputational harm and could have a material adverse effect on our ability to recruit or retain financial advisors or institutions, or our results of operations, cash flows or financial condition.

We may face liabilities for deficiencies or failures in our supervisory and regulatory compliance systems and programs. We may also face liabilities for actual or alleged breaches of legal duties to clients of our advisors or Independent RIAs, including in respect of issues related to the financial products we make available or the investment advice or securities recommendations our advisors or Independent RIAs provide to their clients.

In addition, the administration of client accounts involves operational processes such as recordkeeping and accounting, security pricing, corporate actions, and account reconciliations that are complex and rely on various tools and resources. Failure to properly perform operational tasks or errors in the design or function of these tools, could subject us to regulatory sanctions, penalties or litigation and result in reputational damage, and liability to clients.

We are subject to various standards of care, including in some cases fiduciary obligations. Moreover, new and developing state and federal regulatory requirements with respect to standards of care and other obligations, as discussed under "*Risks Related to Our Regulatory Environment*" below, may introduce new grounds for legal claims or enforcement actions against us in the future, in particular with respect to our brokerage services. We may also become subject to claims, allegations and legal proceedings related to employment matters, including wage and hour, discrimination or harassment claims, or matters involving others' intellectual property or other proprietary rights, including infringement or misappropriation claims.

There are risks inherent in the independent broker-dealer business model.

Compared to wirehouses and other employee model broker-dealers, we generally offer advisors wider choice in operating their businesses with regard to product offerings, outside business activities, office technology and supervisory models. Our approach may make it more challenging for us to comply with our supervisory and

regulatory compliance obligations, particularly in light of our limited on-site supervision and the complexity of certain advisor business models.

Misconduct and errors by our employees, advisors or Independent RIAs could be difficult for us to detect and could result in actual or alleged violations of law by us, investigations, litigation, regulatory sanctions, or serious reputational or financial harm. Although we have designed policies and procedures to comply with applicable laws, rules, regulations and interpretations, we cannot always prevent or detect misconduct and errors by our employees, advisors or Independent RIAs, and the precautions we take to prevent and detect these activities may not be effective in all cases. Prevention and detection among our advisors, who are typically not our direct employees and some of whom tend to be located in small, decentralized offices, present additional challenges, particularly in the case of complex products or supervision of outside business activities, including those conducted through Independent RIAs. In addition, although we provide our advisors with requirements and recommendations for their office technology, we cannot fully control or monitor the extent of their implementation of our requirements and recommendations. Accordingly, we cannot assure that our advisors' technology meets our standards, including with regard to information security and cybersecurity. We also cannot assure that misconduct or errors by our employees, advisors or Independent RIAs will not lead to a material adverse effect on our business, or that our insurance will be available or sufficient to cover the cost to our business of such misconduct or errors.

We rely on third-party service providers, including off-shore providers, to perform technology, processing and support functions, and our operations are dependent on financial intermediaries that we do not control.

We rely on outsourced service providers to perform certain technology, processing and support functions. For example, we have an agreement with Refinitiv US LLC ("BETAHost"), under which it provides us key operational support, including data processing services for securities transactions and back office processing support. Our use of third-party service providers may decrease our ability to control operating risks and information technology systems risks.

Any significant failures by BETAHost or our other service providers could cause us to sustain serious operational disruptions and incur losses and could harm our reputation. These third-party service providers are also susceptible to operational and technology vulnerabilities, including cyber-attacks, security breaches, ransomware, fraud, phishing attacks and computer viruses, which could result in unauthorized access, misuse, loss or destruction of data, an interruption in service or other similar events that may impact our business.

We cannot assure that our third-party service providers will be able to continue to provide their services in an efficient, cost-effective manner, if at all, or that they will be able to adequately expand their services to meet our needs and those of our advisors. An interruption in or the cessation of service by a third-party service provider and our inability to make alternative arrangements in a timely manner could cause a disruption to our business and could have a material impact on our ability to serve our advisors and their clients. In addition, we cannot predict the costs or time that would be required to find an alternative service provider.

We have transitioned certain business and technology processes to off-shore providers, which has increased the related risks described above. For example, we rely on several off-shore service providers, operating in multiple locations, for functions related to cash management, account transfers, information technology infrastructure and support and document indexing, among others. To the extent third-party service providers are located in foreign jurisdictions, we are exposed to risks inherent in such providers conducting business outside of the United States, including international economic and political conditions as well as natural disasters, and the additional costs associated with complying with foreign laws and fluctuations in currency values.

We expect that our regulators would hold us responsible for any deficiencies in our oversight and control of our third-party relationships and for the performance of such third parties. If there were deficiencies in the oversight and control of our third-party relationships, and if our regulators held us responsible for those deficiencies, our business, reputation and results of operations could be adversely affected.

In addition, certain aspects of our operations are dependent on third-party financial institutions that we do not control, such as clearing agents, securities exchanges, clearing houses and other financial intermediaries. Any failure of these intermediaries, or any interruption in their operations, either on a widespread or individual basis, could adversely affect our ability to execute transactions, service our clients and manage our exposure to risk. In the event of such failure or interruption, there is no guarantee that we would be able to find adequate and cost-effective replacements on a timely basis, if at all.

Like us, these intermediaries are exposed to risks related to fluctuations and volatility in the financial markets and broader economy, as well as specific operational risks related to their business, such as those related to technology,

security and the prevailing regulatory environment. Because we rely on these intermediaries, we share indirect exposure to these risks. If these risks were to materialize, or if there was a widespread perception that they could materialize, our business, reputation and results of operations could be adversely affected.

Lack of liquidity or access to capital could impair our business and financial condition.

Liquidity, or ready access to funds, is essential to our business. We expend significant resources investing in our business, particularly with respect to our technology and service platforms. In addition, we must maintain certain levels of required capital. As a result, reduced levels of liquidity could have a significant negative effect on us. Some potential conditions that could negatively affect our liquidity include:

- illiquid or volatile markets;
- diminished access to debt or capital markets;
- unforeseen cash or capital requirements;
- actual or alleged events of default under our Credit Agreement, Broker-Dealer Revolving Credit Facility, Indentures or other agreements governing our indebtedness;
- regulatory penalties or fines, settlements, customer restitution or other remediation costs; or
- adverse legal settlements or judgments.

The capital and credit markets continue to experience varying degrees of volatility and disruption. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for businesses similar to ours. Without sufficient liquidity, we could be required to limit or curtail our operations or growth plans, and our business would suffer.

We may sometimes be required to fund timing differences arising from the delayed receipt of client funds associated with the settlement of client transactions in securities markets. These timing differences are funded either with internally generated cash flow or, if needed, with funds drawn under our revolving credit facility, Broker-Dealer Revolving Credit Facility or uncommitted lines of credit. We may also need access to capital in connection with the growth of our business, through acquisitions or otherwise.

In the event current resources are insufficient to satisfy our needs, we may need to rely on financing sources such as bank debt. The availability of additional financing will depend on a variety of factors such as:

- market conditions;
- the general availability of credit;
- the volume of trading activities;
- the overall availability of credit to the financial services industry;
- our credit ratings and credit capacity; and
- the possibility that current or future lenders could develop a negative perception of our long- or short-term financial prospects as a result of industry- or company-specific considerations. Similarly, our access to funds may be impaired if regulatory authorities or rating organizations take negative actions against us.

Disruptions, uncertainty or volatility in the capital and credit markets may also limit our access to capital required to operate our business. Such market conditions may limit our ability to satisfy statutory capital requirements, generate commission, fee and other market-related revenue to meet liquidity needs and access the capital necessary to grow our business. As such, we may be forced to delay raising capital, issue different types of capital than we would otherwise, less effectively deploy such capital, or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility.

Our business could be materially adversely affected as a result of the risks associated with acquisitions, investments and strategic relationships.

We have made acquisitions and investments and entered into strategic relationships in the past and plan to pursue further acquisitions, investments and strategic relationships in the future, including in connection with our institution offering and Liquidity & Succession solution. These transactions are accompanied by risks. For instance, an acquisition could have a negative effect on our financial and strategic position and reputation, the synergies expected to result from a business combination could fail to materialize, or the acquired business could fail to further our strategic or financial goals.

We can provide no assurances that advisors who join LPL Financial through acquisitions or investments in advisor practices will remain at LPL Financial. Moreover, we may not be able to successfully integrate acquired businesses

into ours, and therefore we may not be able to realize the intended benefits from an acquisition. For example, we may have a lack of experience in new markets, products or technologies brought on by the acquisition, we may have an initial dependence on unfamiliar supply or distribution partners, or the resources necessary to integrate an acquired business may exceed our expectations or the resources we have available. An acquisition may create an impairment of relationships with customers or suppliers of the acquired business or our advisors or suppliers. All of these and other potential risks could disrupt our existing business, as well as the businesses we seek to acquire, and could serve as a diversion of our management's attention or other resources from other business concerns, and any of these factors could have a material adverse effect on our business. For more information about risks relating to updating our technology in connection with our business development opportunities, see *"We rely on technology in our business, and technology and execution failures could subject us to losses, litigation and regulatory actions"* below.

Our risk management policies and procedures may not be effective in fully mitigating our risk exposure in all environments or against all types of risks.

We have adopted policies, procedures and an overarching policy management framework to identify, monitor and manage our risks. These policies and procedures, however, may not be fully effective nor be adapted quickly enough to effectively respond to changing circumstances in our evolving business and regulatory environment. Various Company risk and compliance functions rely on information technology systems, information provided by third parties and publicly available information about markets, clients or other matters relevant to our business and operations. In some cases, however, that information may not be available, accurate, complete or up-to-date. Also, because many of our advisors work in decentralized or branch offices, additional risk management challenges exist, including advisor office technology, vendors and third party-providers, supervision and oversight, business continuity, information security practices, and training and awareness. In addition, our existing systems, policies and procedures, and staffing levels may be insufficient to support a significant increase in our advisor population. Any such increase could require us to increase our costs, in order to maintain our risk management and compliance obligations, or strain our existing policies and procedures as we evolve to support a larger advisor population. If our systems, policies and procedures are not effective, or if we are not successful in identifying, monitoring, and managing the risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business and financial condition.

We face competition in attracting and retaining key talent.

Our success depends upon the continued services of our key senior management personnel, including our executive officers and senior managers. Each of our executive officers is an employee at will, and none has an employment agreement. The loss of one or more of our key senior management personnel, and the failure to recruit a suitable replacement or replacements, could have a material adverse effect on our business.

Moreover, our success and future growth depends upon our ability to attract and retain qualified employees. There is significant competition for qualified employees in the financial services industry, and we may not be able to retain our existing employees or fill new positions or vacancies created by expansion or turnover. The loss or unavailability of these individuals could have a material adverse effect on our business.

The securities settlement process exposes us to risks related to adverse movements in price.

LPL Financial provides clearing services and trade processing for our advisors and their clients and certain institutions. Broker-dealers that clear their own trades are subject to substantially more regulatory requirements than brokers that outsource these functions to third-party providers. Errors in performing clearing functions, including clerical, technological and other errors related to the handling of funds and securities held by us on behalf of our advisors' clients, could lead to censures, fines or other sanctions imposed by applicable regulatory authorities, as well as losses and liabilities in related lawsuits and proceedings brought by our advisors' clients and others. Any unsettled securities transactions or wrongly executed transactions may expose our advisors and us to losses resulting from adverse movements in the prices of such securities.

Our indebtedness could adversely affect our financial condition and may limit our ability to use debt to fund future capital needs.

At December 31, 2024, we had total indebtedness of $5.5 billion, of which $2.1 billion is subject to floating interest rates. Our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions. It could also require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and

other general corporate purposes. In addition, our level of indebtedness may limit our flexibility in planning for changes in our business and the industry in which we operate and limit our ability to borrow additional funds. With interest rate increases, our interest expense has increased because borrowings under our Credit Agreement are based on variable interest rates.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful or feasible. Our Credit Agreement restricts our ability to sell assets. Even if we could consummate those sales, the proceeds that we realize from them may not be adequate to meet any debt service obligations then due. Furthermore, if an event of default were to occur with respect to our Credit Agreement, our Broker-Dealer Revolving Credit Facility or other future indebtedness, we could lose access to these sources of liquidity and our creditors could, among other things, accelerate the maturity of our indebtedness.

Our Credit Agreement and the Indentures governing our senior unsecured notes (the "Notes") permit us to incur additional indebtedness. Under our Credit Agreement we have the right to request additional commitments for new term loans, new revolving credit commitments and increases to then-existing term loans and revolving credit commitments subject to certain limitations. Although the Credit Agreement contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. In addition, other obligations that do not qualify as "indebtedness" under the terms of our Credit Agreement are not restricted by that agreement. To the extent new debt or other obligations are added to our currently anticipated debt levels, the substantial indebtedness risks described above would increase.

A credit rating downgrade would not impact the terms of our repayment obligations under the Credit Agreement or the Indentures. However, our credit rating does impact the interest rate of our revolving credit facility and Term Loan A. Further, a credit rating downgrade to a below investment grade rating could cause currently suspended restrictive covenants and guarantees under certain of our Indentures to automatically be reinstated. Any such downgrade would negatively impact our ability to obtain comparable rates and terms on any future refinancing of our debt and could restrict our ability to incur additional indebtedness. In addition, if such downgrade were to occur, or if ratings agencies indicated that a downgrade may occur, perceptions of our financial strength could be damaged, which could affect our client relationships and decrease the number of investors, clients and counterparties that do business with us.

Restrictions under our Credit Agreement may prevent us from taking actions that we believe would be in the best interest of our business.

Our Credit Agreement contains customary restrictions on our activities, including covenants that may restrict us from:

- incurring additional indebtedness or issuing disqualified stock or preferred stock;
- declaring dividends or other distributions to stockholders;
- repurchasing equity interests;
- redeeming indebtedness that is subordinated in right of payment to certain debt instruments;
- making investments or acquisitions;
- creating liens;
- selling assets;
- guaranteeing indebtedness;
- engaging in certain transactions with affiliates;
- entering into agreements that restrict dividends or other payments from subsidiaries; and
- consolidating, merging or transferring all or substantially all of our assets.

These restrictions may prevent us from taking actions that we believe would be in the best interest of our business. Our ability to comply with these restrictive covenants will depend on our future performance, which may be affected by events beyond our control. If we violate any of these covenants or covenants under our Broker-Dealer Revolving Credit Facility and are unable to obtain waivers, we would be in default under our Credit Agreement or the Broker-Dealer Revolving Credit Facility, as applicable. As a result, payment of the indebtedness could be accelerated, which may permit acceleration of indebtedness under the Indentures and other agreements that contain cross-default or cross-acceleration provisions. If our indebtedness is accelerated, we may not be able to repay that indebtedness or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our indebtedness is in default for any

reason, our business could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of our common stock and may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

Provisions of our Credit Agreement and certain of the Indentures could discourage an acquisition of us by a third-party.

Certain provisions of our Credit Agreement and the Indentures could make it more difficult or more expensive for a third-party to acquire us, and any of our future debt agreements may contain similar provisions. Upon the occurrence of certain transactions constituting a change of control, all indebtedness under our Credit Agreement may be accelerated and become due and payable and, under certain of the Indentures, noteholders will have the right to require us to repurchase the Notes issued under such Indentures at a purchase price equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to but not including the purchase date. A potential acquirer may not have sufficient financial resources to purchase our outstanding indebtedness in connection with a change of control.

Our insurance coverage may be expensive, and losses we incur may exceed the limits of our insurance coverage, or may not be covered at all.

We are subject to claims in the ordinary course of business. These claims may involve substantial amounts of money and involve significant defense costs. It is not always possible to prevent or detect activities giving rise to claims, and the precautions we take may not be effective in all cases.

We maintain voluntary and required insurance coverage, including, among others, general liability, property, director and officer, excess Securities Investor Protection Corporation, business interruption, cyber and data breach, error and omission and fidelity bond insurance. We have self-insurance for certain potential liabilities through a wholly-owned captive insurance subsidiary. While we endeavor to self-insure and purchase coverage that is appropriate based on our assessment of our risk, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages. Assessing the probability of a loss occurring and the timing and amount of any loss related to a regulatory matter or a legal proceeding is inherently difficult, and there are particular uncertainties and complexities involved when assessing the adequacy of loss reserves for potential liabilities that are self-insured by our captive insurance subsidiary. The availability of coverage depends on the nature of the claim and the adequacy of reserves, which in turn depends in part on historical claims experience, including the actual timing and costs of resolving matters that begin in one policy period and are resolved in a subsequent period. Further to the difficulties noted above regarding assessing the probability of a loss occurring and the timing and amount of any loss related to a regulatory matter or a legal proceeding, such assessment requires complex judgments, which may include the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; potential opportunities for settlement and the status of any settlement discussions; as well as the potential for insurance coverage and indemnification, if available. In addition, certain types of potential claims for damages cannot be insured. Our business may be negatively affected if in the future unforeseen circumstances cause us to exceed the limits of our insurance coverage or some or all of our insurance proves to be unavailable to cover our liabilities related to legal or regulatory matters. Such negative consequences could include additional expense and financial loss, which could be significant in amount. In addition, insurance claims may harm our reputation or divert management resources away from operating our business.

Poor service or performance of the financial products that we offer or competitive pressures on pricing of such services or products may cause clients of our advisors to withdraw their assets on short notice.

Clients of our advisors have control over their assets that are served under our platforms. Poor service or performance of the financial products that we offer, the emergence of new financial products or services from others, harm to our reputation or competitive pressures on pricing of such services or products may result in the loss of clients. In addition, we must monitor the pricing of our services and financial products in relation to competitors and periodically may need to adjust commission and fee rates, interest rates on deposits and margin loans and other fee structures to remain competitive. Competition from other financial services firms, such as reduced or zero commissions to attract clients or trading volume, direct-to-investor online financial services, including so-called "robo" advice, or higher deposit rates to attract client cash balances, could result in pricing pressure or otherwise adversely impact our business. The decrease in revenue that could result from such an event could have a material adverse effect on our business.

A loss of our marketing relationships with manufacturers of financial products could harm our relationship with our advisors and, in turn, their clients.

Our curated product platform offers no proprietary financial products. To help our advisors meet their clients' needs with suitable investment options, we have relationships with many of the industry-leading providers of financial and insurance products. We have sponsorship agreements with manufacturers of fixed and variable annuities, mutual funds and exchange-traded funds that, subject to the survival of certain terms and conditions, may be terminated by the manufacturer upon notice. If we lose our relationships with one or more of these manufacturers, our ability to serve our advisors and, in turn, their clients, and our business, may be materially adversely affected. As an example, certain variable annuity product sponsors have ceased offering and issuing new variable annuity contracts. If this trend continues, we could experience a loss in the revenue currently generated from the sale of such products. In addition, certain features of such contracts have been eliminated by variable annuity product sponsors. If this trend continues, the attractiveness of these products would be reduced, potentially reducing the revenue we currently generate from the sale of such products.

Changes in U.S. federal income tax law could make some of the products distributed by our advisors less attractive to clients.

Some of the financial products distributed by our advisors, such as variable annuities, enjoy favorable treatment under current U.S. federal income tax law. Changes in U.S. federal income tax law, in particular with respect to variable annuity products, or with respect to tax rates on capital gains or dividends, could make some of these products less attractive to clients and, as a result, could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Risks Related to Our Regulatory Environment

Any failure to comply with applicable federal or state laws or regulations, or SRO rules, exposes us to litigation and regulatory actions, which could increase our costs or negatively affect our reputation.

Our business, including securities and investment advisory services, is subject to extensive regulation under both federal and state laws, rules and regulations, as well as SRO rules. Our subsidiary LPL Financial is:

- registered as a clearing broker-dealer with the SEC, each of the 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands;
- registered as an investment adviser with the SEC;
- registered as an introducing broker-dealer with the CFTC;
- a member of FINRA and various other SROs, and a participant in various clearing organizations, including the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation; and
- subject to oversight by the DOL relative to its servicing of retirement plan accounts subject to ERISA and the Code.

In addition, another subsidiary, LPL Enterprise, is an introducing broker-dealer to LPL Financial. LPL Enterprise was created as part of our new business model that supports insurance companies and asset managers ability to provide financial services and expand their respective service capabilities. LPL Enterprise is:

- registered as an introducing broker-dealer with the SEC, each of the 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands;
- registered as an investment adviser with the SEC;
- a member of FINRA; and
- subject to oversight by the DOL relative to its servicing of retirement plan accounts subject to ERISA and the Code.

The primary SRO of LPL Financial's and LPL Enterprise's broker-dealer activity is FINRA, and the primary regulator of LPL Financial's and LPL Enterprise's investment advisory activity is the SEC. LPL Financial and LPL Enterprise are also subject to state laws, including state "blue sky" laws, and the rules of the Municipal Securities Rulemaking Board for its municipal securities activities. The CFTC has designated the NFA as LPL Financial's primary regulator for futures and commodities trading activities.

The SEC, FINRA, DOL, CFTC, NFA, OCC, various securities and futures exchanges and other United States and state-level governmental or regulatory authorities continuously review legislative and regulatory initiatives and may

adopt new or revised laws, regulations or interpretations. There can be no assurance that other federal or state agencies will not attempt to further regulate our business or that specific interactions with foreign countries or foreign nationals will not trigger regulation in non-U.S. law in particular circumstances. These legislative and regulatory initiatives may affect the way in which we conduct our business and may make our business model less profitable.

Our ability to conduct business in the jurisdictions in which we currently operate depends on our compliance with the laws, rules and regulations promulgated by federal regulatory bodies and the regulatory authorities in each of the states and other jurisdictions in which we do business. Our ability to comply with all applicable laws, rules and regulations and interpretations is largely dependent on our establishment and maintenance of compliance, audit and reporting systems and procedures, as well as our ability to attract and retain qualified compliance, audit, supervisory and risk management personnel. We cannot assure you that our systems and procedures are, or have been, effective in complying with all applicable laws, rules and regulations and interpretations. In particular, the diversity of information security environments in which our services are offered makes it difficult to ensure a uniformly robust level of compliance. Regulators have in the past raised, and may in the future raise, concerns with respect to the quality, consistency or oversight of certain aspects of our compliance systems and programs and our past or future compliance with applicable laws, rules and regulations.

As of the date of this Annual Report on Form 10-K, we have a number of pending regulatory matters. For example, in August 2024, the Company received a request for information from the SEC regarding certain elements of the Company's cash management program for corporate advisory accounts, which based on the nature of the request, we believe is part of an industry-wide inquiry. The Company has been cooperating with the request. For more information, see Note 14 - *Commitments and Contingencies* within the notes to the consolidated financial statements in this Annual Report on Form 10-K.

Violations of laws, rules or regulations and settlements in respect of alleged violations have in the past resulted in, and could in the future result in, legal liability, censures, penalties and fines, disgorgement of profits, restitution to customers, remediation, the issuance of cease-and-desist orders or injunctive or other equitable relief against us, which individually or in the aggregate could negatively impact our financial results or adversely affect our ability to attract or retain financial advisors and institutions. Depending on the nature of the violation, we may be required to offer restitution or remediation to customers, and the costs of doing so could exceed our loss reserves.

We have established a captive insurance subsidiary that underwrites insurance for various regulatory and legal risks, although self-insurance coverage is not available for all matters, and may not be sufficient to protect us from losses we may incur. For more information about the potential limits of our insurance coverage, including our self-insurance coverage, see "*Our insurance coverage may be expensive, and losses we incur may exceed the limits of our coverage, or may not be covered at all*" above.

Regulatory developments could adversely affect our business by increasing our costs or making our business less profitable.

Our profitability could be affected by rules and regulations that impact the business and financial communities generally and, in particular, our advisors and their clients, including changes to the interpretation or enforcement of laws governing standards of care applicable to investment advice and recommendations, taxation, the classification of our independent advisors as independent contractors rather than our employees, trading, electronic communication, privacy, data protection and anti-money laundering. Failure to comply with these rules and regulations could subject us to regulatory actions or litigation and it could have a material adverse effect on our business, results of operations, cash flows or financial condition.

New laws, rules and regulations, or changes to the interpretation or enforcement of existing laws, rules or regulations, could also result in limitations on the lines of business we conduct or plan to conduct, modifications to our current or future business practices, compressed margins, increased capital requirements and additional costs. The regulatory environment continues to evolve, with the potential to increase the complexity of operating our business. This includes overlapping state and federal rules and guidance that impose requirements on varying segments of our business, such as interpretations regarding standards of care. For example, the North American Securities Administrators Association ("NASAA") has proposed a model conduct rule for broker-dealers for state securities regulators to review and propose for adoption as a statute. To the extent any state adopts such a rule and in the event the rule differs from the federal standard, we would be subject to various standards of care throughout multiple jurisdictions. These developments could negatively impact our results, including by increasing our expenditures related to legal, compliance, and information technology and could result in other costs, including greater risks of client lawsuits and enforcement activity by regulators. These changes may also affect the array of

products and services we offer to clients and the compensation that we and our advisors receive in connection with such products and services.

It is unclear how and whether other regulators, including the SEC, FINRA, DOL, banking regulators and other state securities and insurance regulators may respond to, or enforce elements of, these new regulations, or develop their own similar laws and regulations. The impacts, degree and timing of the effect of these laws and future regulations on our business cannot now be anticipated or planned for, and may have further impacts on our products and services and the results of operations. Consult the *"Retirement Plan Services Regulation"* section within Part I, *"Item 1. Business"* for specific information about risks associated with DOL regulations and related exemptions and their potential impact on our operations.

In addition, the Dodd-Frank Act enacted wide-ranging changes in the supervision and regulation of the financial industry designed to provide for greater oversight of financial industry participants, reduce risk in banking practices and in securities and derivatives trading, enhance public company corporate governance practices and executive compensation disclosures and provide for greater protections to individual consumers and investors. Certain elements of the Dodd-Frank Act remain subject to implementing regulations that are yet to be adopted by the applicable regulatory agencies. Compliance with these provisions could require us to review our product and service offerings for potential changes and would likely result in increased compliance costs. Moreover, to the extent the Dodd-Frank Act, or other existing or new laws and regulations affect the operations, financial condition, liquidity and capital requirements of financial institutions with which we do business, those institutions may seek to pass on increased costs, reduce their capacity to transact, or otherwise present inefficiencies in their interactions with us. It is not possible to determine the extent of the impact of any new laws, regulations or initiatives that may be imposed, or whether any existing proposals will become law. New laws or regulations could make compliance more difficult and expensive and affect the manner in which we conduct business.

Likewise, federal and state standards prohibiting discrimination on the basis of disability in public accommodations and employment, including those related to the Americans with Disabilities Act, are evolving to require an increasing number of public spaces, including web-based applications, to be made accessible to the disabled. As a result, we could be required to make modifications to our internet-based applications or to our other client- or advisor-facing technologies, including our website, to provide enhanced or accessible service to, or make reasonable accommodations for, disabled persons. This adaptation of our websites and web-based applications and materials could result in increased costs and may affect the products and services we provide. Failure to comply with federal or state standards could result in litigation, including class action lawsuits.

In sum, our profitability may be adversely affected by current and future rulemaking and enforcement activity by the various federal, state and self-regulatory organizations to which we are subject. The effect of these regulatory developments on our business cannot now be anticipated or planned for, but may have further impacts on our products and services and results of operations.

We are subject to various regulatory requirements, which, if not complied with, could result in the restriction of the conduct or growth of our business.

The business activities that we may conduct are limited by various regulatory agencies. Our membership agreement with FINRA may be amended by application to include additional business activities, as it was in 2024. This application process is time-consuming and may not be successful. As a result, we may be prevented from entering into or acquiring new potentially profitable businesses in a timely manner, or at all. In addition, as a member of FINRA, we are subject to certain regulations regarding changes in control. FINRA Rule 1017 generally provides, among other things, that FINRA approval must be obtained in connection with any transaction resulting in a 25% or more change in the ownership of a FINRA member that results in one person or entity directly or indirectly owning or controlling 25% or more of such member. Similarly, the OCC imposes advance approval requirements for a change of control, and control is presumed to exist if a person acquires 10% or more of our common stock. These regulatory approval processes can result in delay, increased costs or impose additional transaction terms in connection with a proposed change of control or material change in business operations of us or a FINRA member that we seek to acquire. As a result of these regulations, our future efforts to sell shares, raise additional capital or participate in acquisition activity may be delayed, prohibited or limited.

In addition, the SEC, FINRA, CFTC, OCC and NFA have extensive rules and regulations with respect to capital requirements. Our registered broker-dealer subsidiaries, including LPL Financial, are subject to Rule 15c3-1 ("Net Capital Rule") under the Exchange Act, and related requirements of SROs. The CFTC and NFA also impose net capital requirements. The Net Capital Rule specifies minimum capital requirements that are intended to ensure the general soundness and liquidity of broker-dealers. Because our holding companies are not registered broker-

dealers, they are not subject to the Net Capital Rule. However, the ability of our holding companies to withdraw capital from our broker-dealer subsidiaries, including LPL Financial, could be restricted in the event they experience a net capital shortfall, which in turn could limit our ability to repay debt, redeem or repurchase shares of our outstanding stock or pay dividends. A large operating loss or charge against net capital could also adversely affect our ability to expand or maintain our present levels of business.

Failure to comply with ERISA regulations and certain tax-qualified plan laws and regulations could result in penalties against us.

As discussed above, we are subject to ERISA and Section 4975 of the Code, and to regulations promulgated thereunder, insofar as we provide services with respect to plan clients, or otherwise deal with plans, participants and certain types of investment/savings accounts that are subject to ERISA or the Code. ERISA imposes certain duties on persons who are "fiduciaries" (as defined in Section 3(21) of ERISA and the related rules or interpretations) and prohibits certain transactions involving plans subject to ERISA and fiduciaries or other service providers to such plans. Non-compliance with or breaches of these provisions may expose an ERISA fiduciary or other service provider to liability under ERISA, which may include monetary and criminal penalties as well as equitable remedies for the affected plan. Section 4975 of the Code prohibits certain transactions involving "plans" (as defined in Section 4975(e)(1)), which include, for example, IRAs and certain Keogh plans and other qualified savings accounts, and service providers, including fiduciaries (as defined in Section 4975(e)(3)), to such plans. Section 4975 also imposes excise taxes for violations of these prohibitions. Our failure to comply with ERISA and the Code could result in significant penalties against us that could have a material adverse effect on our business or severely limit the extent to which we could act as fiduciaries for or provide services to these plans.

Risks Related to Our Technology

We rely on technology in our business, and technology and execution failures could subject us to losses, litigation and regulatory actions.

Our business relies extensively on electronic data processing, storage and communications systems. In addition to better serving our advisors and their clients, the effective use of technology increases efficiency and enables firms like ours to reduce costs, support our regulatory compliance and reporting functions, and better serve advisors and their clients. Our continued success will depend, in part, upon our ability to continue to invest significant resources on our technology systems in order to:

- successfully maintain and upgrade the capabilities and resiliency of our systems;
- address the needs of our advisors and their clients by using technology to provide products and services that satisfy their demands while ensuring the security of the data involving those products and services;
- use technology effectively and securely to support our regulatory compliance and reporting functions;
- comply with the changing landscape of laws and regulations that govern protection of personally identifiable information; and
- retain skilled information technology employees.

Extraordinary trading volumes, malware, ransomware or attempts by hackers to introduce large volumes of fraudulent transactions into our systems, beyond reasonably foreseeable spikes in volumes, could cause our computer systems to operate at an unacceptably slow speed or even fail. Failure of our systems, which could result from these or other events beyond our control, or an inability or failure to effectively upgrade those systems, implement new technology-driven products or services, or implement adequate disaster recovery capabilities, could result in financial losses, unanticipated disruptions in our service, liability to our advisors or advisors' clients, compliance failures, regulatory sanctions and damage to our reputation.

We continually update our technology platform with the goal of improving its reliability, resiliency, security and functionality, including in connection with regulatory requirements, acquisitions and strategic relationships. While we seek to implement these updates with no or limited interruption to our operations or the availability of our systems, we may not be successful and resulting interruptions could be widespread, lengthy, or both. Even if no interruption occurs, these updates may not result in the benefits to our systems that we contemplate. For example, we are upgrading our technology systems in connection with our current and future business development opportunities, pending acquisitions, investments and strategic relationships. These efforts involve a significant investment of financial and personnel resources and we cannot guarantee that these upgrades or the investments that support them will be completed successfully, on time or at all, or that they will not result in interruptions to the availability of our technology systems or business operations. More generally, our failure to upgrade our systems successfully could have a material adverse effect on our business, financial condition and results of operations, as well as our

ability to achieve our growth objectives. For more information about risks related to upgrading our technology platform, see *"Failure to maintain technological capabilities, flaws in existing technology, difficulties in upgrading our technology platform or the introduction of a competitive platform could have material adverse effect on our business"* below.

Our operations rely on the secure processing, storage and transmission of confidential and other proprietary information in our computer systems and networks, including personally identifiable information of advisors and their clients, as well as our employees. Although we take protective measures and endeavor to strengthen the security and resiliency of these systems, our computer systems, software and networks are vulnerable to information breaches, unauthorized access, human error, computer viruses, denial-of-service attacks, malicious code, spam attacks, phishing, ransomware or other forms of social engineering and other events that could impact the security, reliability, confidentiality, integrity and availability of our systems (collectively, "Security Events"). To the extent third parties, such as product sponsors, also retain similarly sensitive information about our advisors, their clients or our employees, their systems may face similar vulnerabilities that could result in Security Events for us. We are not able to protect against these Security Events completely given the rapid evolution of new vulnerabilities, the complex and distributed nature of our systems, our interdependence on the systems of other companies and the increased sophistication of potential attack vectors and methods against our systems. In particular, advisors work in a wide variety of environments, and although we require our advisors to maintain certain minimum security levels and adopt certain security procedures by policy, we cannot ensure the universal or consistent compliance with these policies across all of our advisors, or that our policy will be adequate to address the evolving threat environment. If one or more of these Security Events occur, they could jeopardize our own, our advisors' or their clients', or our counterparties' confidential and other proprietary information processed, stored in and transmitted through our computer systems and networks, or otherwise cause interruptions or malfunctions in our own, our advisors' or their clients', our counterparties', or third parties' operations. As a result, we could be subject to litigation, client loss, reputational harm, regulatory sanctions and financial losses that are either not insured or are not fully covered through any insurance we maintain. If any person, including any of our employees or advisors, negligently disregards or intentionally breaches our established controls with respect to confidential client data or other confidential information, or otherwise mismanages or misappropriates that data or information, we could also be subject to significant monetary damages, regulatory enforcement actions, fines and/or criminal prosecution in one or more jurisdictions.

We currently, and may in the future, use, develop, and incorporate systems and tools that leverage artificial intelligence and other machine learning and large language models, including generative artificial intelligence (collectively, "AI"), within our technology platform and services. AI presents risks and challenges that could adversely impact our business. The development, adoption, and application of AI technologies are still in their early stages, and ineffective or inadequate AI governance, development or deployment practices by us or by third-party developers or vendors could result in unintended consequences. For example, AI algorithms that we use may be flawed or may be based on datasets that are biased or insufficient. In addition, any latency, disruption, or failure in our AI and related systems or infrastructure could result in delays or errors in our products and services. Developing, testing, and deploying resource-intensive AI systems may require additional investment and increase our costs. There also may be real or perceived social harm, unfairness, or other outcomes that undermine public confidence in the use and deployment of AI. Any of the foregoing may result in harm to our business, results of operations, or reputation.

The legal and regulatory landscape surrounding AI is rapidly evolving and remains uncertain, including in the areas of intellectual property, cybersecurity, privacy and data protection. For example, there is uncertainty around the validity and enforceability of intellectual property rights related to use, development and deployment of AI. Compliance with new or changing laws, regulations or industry standards relating to AI may impose significant operational costs and may limit our ability to use, develop, or deploy AI. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action or brand and reputational harm.

Our information technology systems may be vulnerable to security risks.

The secure and reliable transmission of confidential information, including financial account information and personally identifiable information, over public networks is a critical element of our operations. As part of our normal operations, we maintain and transmit confidential information about clients of our advisors, our advisors and our employees, as well as proprietary information relating to our business operations. The risks related to transmitting data and using service providers outside of and storing or processing data within our network are increasing based on escalating and complex malicious cyber activity, including activity that originates outside of the United States from criminal elements and hostile nation-states.

Cybersecurity requires ongoing investment and diligence against evolving threats and is subject to federal and state regulation relating to the protection of confidential information. We may be required to expend significant additional resources to modify our protective measures, to investigate and remediate vulnerabilities or other exposures, to make required notifications, to restore our systems and fully recover from a Security Event, or to update our technologies, websites and web-based applications to comply with industry and regulatory standards, but we may not have adequate personnel, financial or other resources to fully meet these threats and evolving standards. We will also be required to effectively and efficiently govern, manage and ensure timely enhancements to our systems, including in their design, architecture and interconnections as well as their organizational and technical protections. The SEC has adopted new cybersecurity regulations for broker-dealers and investment advisers, and other new regulations may be promulgated by relevant federal and state authorities at any time. In addition, compliance with regulatory expectations may become increasingly complex as more state regulatory authorities issue or amend regulations, which sometimes conflict, governing handling of confidential information by companies within their jurisdiction. Several states have promulgated cybersecurity requirements that impact our compliance obligations. Compliance with these regulations also could be costly and disruptive to our operations, and we cannot provide assurance that the impact of these regulations would not, either individually or collectively, be material to our business.

Our application service provider systems maintain and process confidential data on behalf of advisors and their clients, some of which is critical to our advisors' business operations. If our application service provider systems are disrupted or fail for any reason, or if our systems or facilities are infiltrated or damaged by unauthorized persons or malicious computer code, we or our advisors could experience data loss, operational disruptions, financial loss, harm to reputation, regulatory violations, class action and commercial litigation and significant business interruption or loss. In addition, vulnerabilities of our external service providers or within our software supply chain could pose security risks to the confidential information of advisors and their clients. If any such disruption or failure occurs, or is perceived to have occurred, we or our advisors may be exposed to unexpected liability, advisors or their clients may withdraw assets, our reputation may be harmed and there could be a material adverse effect on our business. Further, any actual or perceived data breach or cybersecurity attack directed at other financial institutions or financial services companies, whether or not we are targeted, could lead to a general loss of customer confidence in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure. The occurrence of any of these events may have a material adverse effect on our business or results of operations.

Even though we monitor and seek to improve the security of our information technology systems, they remain vulnerable to security risks, and there can be no guarantee that they will not be subject to unauthorized access. We rely on our advisors and employees to comply with our policies and procedures and to implement controls to safeguard confidential data, but we remain exposed to the risk of malicious or negligent acts by insiders. The failure of our advisors and employees to comply with such policies and procedures, either intentionally or unintentionally, could result in the loss or wrongful use of their clients' confidential information or other sensitive information, as well as result in aspects of our technology systems malfunctioning, being disabled or failing to work as designed. In addition, even if we and our advisors comply with our policies and procedures, persons who circumvent security measures or bypass authentication controls could infiltrate or damage our systems or facilities and wrongfully use our confidential information or clients' confidential information or cause interruptions or malfunctions in our operations. Cyber-attacks can be designed to collect information, manipulate, destroy or corrupt data, applications, accounts, or to disable the functioning or use of applications or technology assets. Such activity could, among other things:

- damage our reputation;
- allow competitors or hackers access to our proprietary business information;
- disrupt the normal operations of our services and technology;
- subject us to liability for a failure to safeguard client data;
- result in the termination of relationships with our advisors;
- subject us to regulatory sanctions or obligations, based on state law or the authority of the SEC and FINRA to enforce regulations regarding business continuity planning or cybersecurity;
- subject us to litigation by consumers, advisors or other business partners that may suffer damages as a result of such activity;
- result in inaccurate financial data reporting; and
- require significant capital and operating expenditures to investigate and remediate a breach.

As malicious cyber activity becomes more complex and escalates, including activity that originates outside of the United States, the risks we face relating to transmission of data and our use of service providers outside of our network, as well as the storing or processing of data within our network, intensify. While we maintain cyber liability

insurance, this insurance does not cover certain types of potential losses and, for covered losses, may not be sufficient in amount to protect us against all such losses.

A cyber-attack or other security breach of our technology systems or those of our advisors or third-party vendors could negatively impact our normal operations, and as a result, subject us to significant liability and harm our reputation.

We cannot be certain that our systems and networks will not be subject to successful attacks, despite the measures we have taken and may take in the future to address and mitigate cybersecurity, privacy and technology risks. Additionally, in the course of operations, we rely upon the technology systems of, and share sensitive proprietary information and personal data with, vendors, third parties and other financial institutions. We also rely upon software and data feeds from various third parties. Although we have a third party risk management program and conduct due diligence regarding cybersecurity and data protection practices before integrating our systems or sharing sensitive data with third-party vendors, this due diligence may not uncover administrative, technical or electronic gaps or flaws in their processes or systems. In the past, we and third parties on whose systems we rely have experienced Security Events that have resulted in the temporary interruption of our operations, breach notification costs and reputational harm with regulators, current and potential advisors, and advisors' clients, and we may experience similar or more significant events in the future. Future Security Events involving individual and regulatory notifications could lead to litigation involving other financial institutions, class actions, regulatory investigations or other harm.

Security Events within the financial services industry are increasing, and threat actors continue to find novel ways to attack technology platforms and services. In light of the diversity of our advisors' security environments and the increasing sophistication of malicious actors, a Security Event could occur and persist for an extended period of time without detection. We expect that any investigation of a Security Event could take substantial amounts of time, and that there may be extensive delays before we obtain full and reliable information and otherwise resume normal operations. In some cases, circumstances of a Security Event may be such that complete and reliable information about its cause, scope and nature may not be available as we attempt to respond to it. During such time we would not necessarily know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all of which would further increase the costs and consequences of such a Security Event.

These Security Events could involve operational disruptions, notification costs, ransom payments and reputational harm, investigations, litigation and fines with regulators, and increases in insurance premiums as well as litigation, financial disputes and reputational harm with current and potential advisors and advisors' clients.

Failure to comply with the complex privacy and data protection laws and regulations to which we are subject could result in adverse action from regulators and adversely affect our business, reputation, results of operations and financial condition.

Many aspects of our business are subject to comprehensive legal requirements concerning the collection, use and sharing of personal information, including advisor, client and employee information. This includes rules adopted pursuant to the Gramm-Leach-Bliley Act and an ever-increasing number of state laws and regulations, such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act. Similar laws are in force in several other states, and other such laws will go into force over the next few years. We continue our efforts to safeguard the personal information entrusted to us in accordance with applicable law and our internal data protection policies, including taking steps to reduce the potential for the improper use or disclosure of personal information. We continue to monitor regulations related to data privacy and protection on both a domestic and international level to assess requirements and impacts on our business operations. The evolving patchwork of differing state and federal privacy and data security laws increases the cost and complexity of operating our business and our exposure to regulatory investigations, enforcement, fines, and penalties, any of which could negatively impact our business and operations. Failure to comply with these obligations could result in damage to our reputation and legal liability, censures, penalties and fines, disgorgement of profits, restitution to customers, remediation, the issuance of cease-and-desist orders, or injunctive or other equitable relief against us, which individually or in the aggregate could negatively impact our financial results or adversely affect our ability to attract

or retain financial advisors and institutions. Depending on the nature of the violation, we may be required to offer restitution or remediation to customers, and the costs of doing so could exceed our loss reserves.

Failure to maintain technological capabilities, flaws in existing technology, difficulties in upgrading our technology platform or the introduction of a competitive platform could have a material adverse effect on our business.

We believe that our future success will depend in part on our ability to anticipate and adapt to technological advancements required to meet the changing demands of our advisors and their clients. We depend on highly specialized and, in many cases, proprietary technology to support our business functions, including among others:

- securities trading and custody;
- portfolio management;
- performance reporting;
- customer service;
- accounting and internal financial processes and controls; and
- regulatory compliance and reporting.

Our continued success depends on our ability to effectively adopt new or adapt existing technologies to meet changing client, industry and regulatory demands. The emergence of new industry standards and practices could render our existing systems obsolete or uncompetitive. There cannot be any assurance that another company will not design a similar or better platform that renders our technology less competitive.

Maintaining competitive technology requires us to make significant capital investments, both in the near term and longer-term. There cannot be any assurance that we will have sufficient resources to adequately update and expand our information technology systems or capabilities, or offer our services on the personal and mobile computing devices that may be preferred by our advisors and/or their clients, nor can there be any assurance that any upgrade or expansion efforts will be sufficiently timely, successful, secure and accepted by our current and prospective advisors or their clients. The process of upgrading and expanding our systems has at times caused, and may in the future cause, us to suffer system degradations, outages and failures. If our technology systems were to fail and we were unable to recover in a timely way, we would be unable to fulfill critical business functions, which could lead to a loss of advisors and could harm our reputation. A breakdown in advisors' systems could have similar effects. A technological breakdown could also interfere with our ability to comply with financial reporting and other regulatory requirements, exposing us to disciplinary action and to liability to our advisors and their clients. Security, stability and regulatory risks also exist because parts of our infrastructure and software are beyond their manufacturer's stated end of life. We are working to mitigate such risks through additional controls and increased modernization spending, although we cannot provide assurance that our risk mitigation efforts will be effective, in whole or in part. For more information about risks related to upgrading our technology, see *"We rely on technology in our business, and technology and execution failures could subject us to losses, litigation and regulatory actions"* above.

Inadequacy or disruption of our business continuity and disaster recovery plans and procedures in the event of a catastrophe could adversely affect our business.

We have made significant investments in our infrastructure, and our operations are dependent on our ability to protect the continuity of our infrastructure against damage from catastrophe or natural disaster, breach of security, ransomware attack, human error, loss of power, computer and/or telecommunications failure, or other natural or man-made events. A catastrophic event could have a direct negative impact on us by adversely affecting our advisors, employees or facilities, or an indirect impact on us by adversely affecting the financial markets or the overall economy. While we have implemented business continuity and disaster recovery plans and maintain business interruption insurance, it is impossible to fully anticipate and protect against all potential catastrophes. In addition, we depend on the adequacy of the business continuity and disaster recovery plans of our third-party service providers, including off-shore service providers, in order to prevent or mitigate service interruptions. If our business continuity and disaster recovery plans and procedures, or those of our third-party service providers, were disrupted or unsuccessful in the event of a catastrophe, we could experience a material adverse interruption of our operations.

Risks Related to Ownership of Our Common Stock

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for our investors.

The market price of our common stock may fluctuate substantially due to the following factors (in addition to the other risk factors described in this *Item 1A*):

- actual or anticipated fluctuations in our results of operations, including with regard to interest rates or revenue associated with our client cash programs;
- variance in our financial performance from the expectations of equity research analysts;
- conditions and trends in the markets we serve;
- announcements of significant new services or products by us or our competitors;
- additions or changes to key personnel;
- the commencement or outcome of litigation or arbitration proceedings;
- the commencement or outcome of regulatory actions, including settlements with the SEC, FINRA, DOL or state securities regulators;
- changes in market valuation or earnings of our competitors;
- the trading volume of our common stock;
- future sales of our equity securities;
- changes in the estimation of the future size and growth rate of our markets;
- legislation or regulatory policies, practices or actions, including developments related to the "best interest" and "fiduciary" standards of care;
- political developments, including elections and appointments; and
- general economic conditions.

In addition, the equity markets in general have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. These broad market and industry factors may materially harm the market price of our common stock irrespective of our operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against the affected company. This type of litigation could result in substantial costs and a diversion of our management's attention and resources.

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations.

LPL Financial Holdings Inc. has no direct operations and derives all of its cash flow from its direct and indirect subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments or distributions to meet any existing or future debt service and other obligations. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could limit or impair their ability to pay dividends or other distributions to LPL Financial Holdings Inc.. In addition, FINRA regulations restrict dividends in excess of 10% of a member firm's excess net capital without FINRA's prior approval. Compliance with this regulation may impede our ability to receive dividends from our broker-dealer subsidiaries. For more information about potential limits on our ability to receive dividends from our broker-dealer subsidiaries, see *"We are subject to various regulatory requirements, which, if not complied with, could result in the restriction of the conduct or growth of our business"* above.

Our future ability to pay regular dividends to holders of our common stock or repurchase shares are subject to the discretion of our Board and will be limited by our ability to generate sufficient earnings and cash flows.

Our Board declared quarterly cash dividends on our outstanding common stock in 2024 and has authorized us to repurchase shares of the Company's issued and outstanding shares of common stock. The declaration and payment of any future quarterly cash dividend or any additional repurchase authorizations will be subject to the Board's continuing determination that the declaration of future dividends or repurchase of our shares are in the best interests of our stockholders and are in compliance with our Credit Agreement, the Indentures and applicable law. Such determinations will depend upon a number of factors that the Board deems relevant, including future earnings,

the success of our business activities, capital requirements, alternative uses of capital, general economic, financial and business conditions, and the future prospects of our business.

The future payment of dividends or repurchases of shares will also depend on our ability to generate earnings and cash flows. If we are unable to generate sufficient earnings and cash flows from our business, we may not be able to pay dividends on our common stock or repurchase additional shares. In addition, our ability to pay cash dividends on our common stock and repurchase shares is dependent on the ability of our subsidiaries to pay dividends, including compliance with limitations under our Credit Agreement and the Indentures. Our broker-dealer subsidiaries, including LPL Financial, are subject to requirements of the SEC, FINRA, CFTC, NFA and other regulators relating to liquidity, capital standards and the use of client funds and securities, which may limit funds available for the payment of dividends to us.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We maintain an information security program (the "Program") to help manage material risks and cybersecurity threats to our business, operations and assets. As part of our Program, we maintain policies, procedures and standards that outline the Company's expectations, guidelines and structured approach to managing cybersecurity risks. We leverage established security frameworks, such as the National Institute of Standards and Technology Cybersecurity Framework, as guides to organize, assess and improve our Program. In addition, our employees are required to complete a cybersecurity and privacy training program each year, which is supplemented with additional awareness efforts, including phishing campaigns and informational articles.

We operate a security operation center to ingest threat intelligence, monitor for cybersecurity threats and coordinate incident response resources. In the event of a cybersecurity incident, the Company has developed a security incident response plan that establishes a structured approach for the Company's response. The security incident response plan includes processes through which cybersecurity incidents are escalated based on a defined incident risk rating to business stakeholders and a security incident response team, as well as to the Company's executive officers, which may result in engagement with management's risk oversight committee (the "ROC"), the Board and the Audit and Risk Committee of the Board ("ARC"), as needed. To improve preparedness for a cybersecurity incident, we conduct tabletop exercises at least annually. These exercises are conducted by internal personnel and with assistance from third-party experts, as needed.

Cybersecurity Governance

The Program is situated within the Company's information security department, which is composed of multiple teams, including security operations, security architecture and engineering, technology governance, mergers and acquisitions information security, and advisor security. The information security department is led by the chief information security officer, who has primary responsibility for managing the Program. The current chief information security officer has over 20 years of experience in information security.

The Board, which includes a director with cybersecurity expertise, has delegated responsibility for primary oversight of the Program to the ARC, including oversight of the Company's cyber- and technology-related risks and the steps management has taken to identify, assess, monitor, and manage those risks. In addition, the Board has established a reporting structure and cadence related to oversight of the Program, which includes respective oversight responsibilities for the Board, the ARC and management risk committees, including the Technology Risk Committee, the Operational Risk Oversight Committee and the Risk Oversight Committee. Each of the Board and the ARC receive periodic reports on the Program's effectiveness and progress on at least an annual basis.

The assessment, identification and management of cybersecurity-related risks are integrated into the Company's overall Enterprise Risk Management ("ERM") process. Cybersecurity risk is included among the significant residual risks identified during the Company's assessment of business risk. This risk assessment process is used to inform the Company's strategic planning process, and to develop action plans to appropriately address and manage risk. It is also used to focus our Board and its committees on the most significant risks to the Company. In addition, the enterprise risk function has established foundational frameworks for assessing, monitoring and overseeing the Company's risks, including risks from cybersecurity threats. This includes reporting on issues, risk events or incidents and emerging risks to applicable risk committees to provide monitoring of key risk exposures.

Engagement of Third Parties

We engage third-party subject matter experts and consultants to conduct evaluations of our security controls, including, but not limited to, penetration testing, maturity assessments or consulting on our response to emerging threats. Results of these evaluations are used to help determine priorities and initiatives to improve the overall

Program. As necessary, we also engage third-party experts and consultants to assist with the incident response process to augment our internal security operation center team.

We use a third-party risk performance management program to evaluate cybersecurity risk for third-party service providers. Vendor cybersecurity controls are then assessed to determine if the vendor's control environment meets the Company's standards. Vendors are also assessed on a periodic ongoing basis according to their risk classification.

We have not identified any cybersecurity incidents that individually, or in the aggregate, have materially affected or are reasonably likely to materially affect the Company. Regardless, we recognize cybersecurity threats are ongoing and evolving, and there can be no guarantee that we will not be subject to a cybersecurity incident that has a material effect on our business. Please consult the "*Risks Related to Our Technology*" section within Part I, "*Item 1A. Risk Factors*" for more information about the risks associated with cybersecurity.

Item 2. Properties

A summary of our significant locations at December 31, 2024 is shown in the following table:

Location	Approximate Square Footage	Lease Expiration
Fort Mill, South Carolina	562,000	2036
San Diego, California	420,000	2029
Austin, Texas	57,000	2029
Tempe, Arizona	44,000	2031

We also lease smaller administrative and operational offices in various locations throughout the United States. We believe that our existing properties are adequate for the current operating requirements of our business and that additional space will be available as needed.

Item 3. Legal Proceedings

From time to time, we have been subjected to and are currently subject to legal and regulatory proceedings arising out of our business operations, including lawsuits, arbitration claims and inquiries, investigations and enforcement proceedings initiated by the SEC, FINRA and state securities regulators, as well as other actions and claims.

For a discussion of legal proceedings, see Note 14 - *Commitments and Contingencies* within the notes to the consolidated financial statements and Part I, *"Item 1A. Risk Factors"* in this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

Information about our Executive Officers

The following table provides certain information about each of the Company's executive officers as of the date this Annual Report on Form 10-K has been filed with the SEC:

Name	Age	Position
Richard Steinmeier	51	Chief Executive Officer
Matthew J. Audette	50	President and Chief Financial Officer
Althea Brown	48	Managing Director, Chief Legal Officer and Corporate Secretary
Marc Cohen	38	Managing Director, Business Strategy & Innovation
Sara Dadyar	51	Managing Director, Chief Human Resources Officer
Matthew Enyedi	51	Managing Director, Client Success
Greg Gates	47	Managing Director, Chief Technology & Information Officer
Aneri Jambusaria	41	Managing Director, Wealth Management

Executive Officers

Richard Steinmeier — Chief Executive Officer

Mr. Steinmeier has served as our chief executive officer since October 2024. Prior to being appointed as our chief executive officer, Mr. Steinmeier served as managing director, chief growth officer from May 2024 to October 2024 and as managing director and divisional president, business development of LPL Financial from August 2018 to May 2024. In these roles, he had responsibility for recruiting new advisors and institutions to LPL Financial and to existing advisor practices, as well as exploring new markets and merger and acquisition opportunities. Prior to joining LPL Financial, Mr. Steinmeier served as managing director, head of digital strategy and platforms for UBS Wealth Management Americas from September 2017 to August 2018 and as managing director, head of the Emerging Affluent Segment and Wealth Advice Center from August 2012 to September 2017. Prior to UBS, Mr. Steinmeier held a variety of leadership roles at Merrill Lynch, most recently as managing director of the Merrill Edge Advisory Center from February 2009 to August 2012. Prior to joining Merrill Lynch, he served as an engagement manager at McKinsey & Company from 2002 to 2006. Mr. Steinmeier earned a B.S. in economics from the Wharton School at the University of Pennsylvania and an M.B.A. from Stanford University.

Matthew J. Audette — President and Chief Financial Officer

Mr. Audette has served as our chief financial officer since 2015 and president since October 2024. In this role, he is responsible for the Company's financial, risk, compliance, service and supervision, and client operations functions. As chief financial officer, he leads the Company's financial planning and analysis, treasury, controllership, tax, internal audit, corporate development and investor relations groups. Mr. Audette joined LPL Financial in 2015 as chief financial officer and oversaw the LPL Services Group from May 2022 until February 2023 and was the head of business operations from February 2023 through October 2024. Prior to joining LPL Financial, Mr. Audette served as executive vice president and chief financial officer of E*TRADE Financial Corporation. During his 16 years with E*TRADE, he was a key contributor in the growth of the franchise, leading a variety of corporate transactions and capital activities. Mr. Audette began his career in financial services at KPMG. Mr. Audette earned a B.S. in accounting from Virginia Polytechnic Institute and State University, popularly known as Virginia Tech.

Althea Brown — Managing Director, Chief Legal Officer and Corporate Secretary

Ms. Brown has served as managing director, chief legal officer since September 2023. She is responsible for leading the firm's corporate law and government relations, litigation and regulatory affairs, legal operations and legal technology She is also responsible for leading the teams that support the LPL Financial Charitable Foundation and community impact initiatives. Ms. Brown has more than 25 years of experience in the financial services, technology and retail industries, leading high-performing legal teams for large corporations. She joined LPL Financial from Google, where she spent 11 years, serving most recently as Legal Director, overseeing a large team of product and commercial lawyers advising subsidiary Fitbit and Google's Devices and Services' marketing, e-commerce, retail, customer support, and vendor management teams. Earlier in her career, Ms. Brown served as supervising attorney for Morgan Stanley Smith Barney, and spent 10 years in a variety of roles at J.P. Morgan Chase in their Investment Management and Investment Banking divisions. Ms. Brown received a B.A. in economics and French from New York University and a J.D. from Fordham University School of Law. She holds a Six Sigma Black Belt and is a Fellow with the Leadership Council on Legal Diversity.

Marc Cohen – Managing Director, Business Strategy & Innovation

Mr. Cohen has served as managing director, business strategy & innovation since December 2024. In this role, he is responsible for uniting strategy and innovation functions to continuously elevate the client experience. This organization includes the development of the firm's corporate strategy including business line and affiliation strategy for independent advisors, large enterprises and institutional channels, as well as LPL Business Services and the Emerging Solutions lab. Mr. Cohen joined LPL Financial in 2018 to help lead the firm's development of new advisor affiliation models, expanding its attractiveness to wirehouse breakaways and RIAs. From there, his role evolved to run corporate strategy and further develop creative and innovative ways for the Company to partner with advisors throughout their lifecycle, including the firm's Liquidity & Succession offering. Prior to joining LPL Financial, Mr. Cohen was already developing deep relationships in the industry from his early career roles as an intern through to becoming chief operating officer at MarketCounsel. Mr. Cohen earned a B.Accy. in Accountancy from The George Washington University.

Sara Dadyar — Managing Director, Chief Human Resources Officer

Ms. Dadyar has served as managing director, chief human resources officer of LPL Financial since January 2024. She is responsible for overseeing human resources, including talent development, corporate real estate, total rewards and talent acquisition, advisor and employee learning and development, culture, engagement and inclusion. Ms. Dadyar joined LPL Financial in January 2024 from Proterra Inc., where she served as the chief people officer from October 2022 to December 2023. Prior to Proterra, Ms. Dadyar worked at GE for over 24 years, including as the executive Human Resources leader for GE Gas Power and GE Capital Americas, global executive director of Human Resources for GE Working Capital Solutions, and senior Human Resources director of GE Media, Communications and Entertainment. Ms. Dadyar earned a B.A. in art history from the University of Connecticut and completed M.S. coursework in human resources management from Manhattanville College.

Matthew Enyedi — Managing Director, Client Success

Mr. Enyedi has served as managing director, client success since February 2023. The client success organization is a client-centered, cross-functional team responsible for fueling the sustained success and satisfaction of the Company's advisors and institutions. Under this organization, the relationship/field management, liquidity and succession, client insights and experience, and business design and execution teams focus on defining and maximizing the success of the Company's clients. Mr. Enyedi served as managing director, national sales and marketing from April 2022 to February 2023, with responsibility for growing the Company's client relationships. He served as managing director, business solutions from November 2020 to April 2022, with responsibility for developing and deploying the platform of professional services for advisors now included in the LPL Services Group. Prior to that, he led LPL Financial's national sales and wealth management organizations and was responsible for data analytics and accelerating the organic growth of the Company's advisors across planning, advisory, brokerage and retirement plan services. Prior to joining LPL Financial in 2003, he worked as a financial advisor with UBS PaineWebber. Mr. Enyedi earned a B.A. in speech communication and business administration from the University of San Diego. He earned the Certified Investment Management Analyst® designation from the Haas School of Business at the University of California, Berkeley.

Greg Gates — Managing Director, Chief Technology & Information Officer

Mr. Gates has served as managing director, chief technology & information officer of LPL Financial since July 2021. In this role he is responsible for managing all aspects of the Company's technology and systems applications. He leads an information technology organization responsible for delivering technology solutions and market-leading platforms that enable positive, compelling experiences for our advisors, institutions and employees. Mr. Gates joined LPL Financial in 2018 with nearly two decades of senior-level management experience focused on the application of technology to solve business challenges on a global scale. Before joining LPL Financial, Mr. Gates led product management and engineering teams at PayPal from 2011 to 2018, focusing on internal technology platforms, merchant and consumer experiences, risk and security, and global operations. Prior to that, he led a number of technology organizations at Bank of America, culminating in leadership of Bank of America's Contact Center Technology from 2002 to 2011. Mr. Gates earned his B.S. in biomedical engineering from Vanderbilt University and has successfully completed multiple leadership, continuing education and certification programs from several organizations.

Aneri Jambusaria – Managing Director, Wealth Management

Ms. Jambusaria has served as managing director, wealth management since December 2024. In this role, she leads the wealth management organization, which is responsible for delivering a portfolio of solutions that enable advisors and institutions to offer a differentiated end-to-end wealth management experience for their clients. The

wealth management organization is committed to building the core of the advisor value proposition with capabilities spanning investment, advisory, banking and lending, trading, trust, insurance and financial planning to enable the most successful wealth practices in the industry. Ms. Jambusaria joined LPL Financial in 2020 as executive vice president, strategy and new ventures and transitioned into an expanded role in 2021 to lead the LPL Services Group, including serving as managing director, LPL Services Group from February 2023 to March 2024 and managing director, business & wealth solutions from March 2024 to December 2024. Prior to joining LPL Financial, Ms. Jambusaria held various positions at Fidelity Investments, most recently as head of the Planning Office for Enterprise Strategy and Planning. During her nine years at Fidelity, she helped shape strategy for business lines while gaining a strong understanding of wealth management and the products, solutions and technologies that serve investors. Before Fidelity, she worked as a senior consultant for Deloitte's financial services practice. Ms. Jambusaria earned her B.S. in economics from the Wharton School at the University of Pennsylvania and her M.B.A. from Northwestern University's Kellogg School of Management.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the symbol "LPLA." The closing sale price as of February 14, 2025 was $373.98 per share. As of that date, there were 791 common stockholders of record based on information provided by our transfer agent. The number of stockholders of record does not reflect the number of individual or institutional stockholders that beneficially own the Company's stock because most stock is held in the name of nominees.

Performance Graph

The following graph compares the cumulative total stockholder return (rounded to the nearest whole dollar) of the Company's common stock, the Standard & Poor's 500 Financial Sector Index and the Dow Jones U.S. Financial Services Index for the five-year period ended December 31, 2024. The graph assumes a $100 investment at the closing price on December 31, 2019 and reinvestment of the dividends on the respective dividend payment dates without commissions. This graph does not forecast future performance of the Company's stock.



— LPLA
— S&P 500 Financial Sector Index
— Dow Jones U.S. Financial Services Index

Dividend Policy

The payment, amount and timing of any future dividends will be subject to the discretion of our Board and will depend on a number of factors, including future earnings and cash flows, capital requirements, alternative uses of capital, general business conditions, our future prospects, contractual restrictions and covenants and other factors that our Board may deem relevant. Our Credit Agreement contains restrictions on our activities, including paying dividends on our capital stock. For an explanation of these restrictions, see "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Debt and Related Covenants.*" In addition, FINRA regulations restrict dividends in excess of 10% of a member firm's excess net capital without FINRA's prior approval, potentially impeding our ability to receive dividends from LPL Financial.

Securities Authorized for Issuance Under Equity Compensation Plans

The table below sets forth information on compensation plans under which our equity securities are authorized for issuance as of December 31, 2024:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	135,510	$ 61.08	12,513,365

Purchases of Equity Securities by the Issuer

The table below sets forth information regarding share repurchases, reported on a trade date basis, during the three months ended December 31, 2024:

Period	Total number of shares purchased	Weighted-average price paid per share	Total number of shares purchased as part of publicly announced program	Approximate dollar value of shares that may yet be purchased under the program (millions)[1]
October 1, 2024 through October 31, 2024	— $	—	— $	830.0
November 1, 2024 through November 30, 2024	149,729 $	317.70	149,729 $	782.4
December 1, 2024 through December 31, 2024	159,487 $	328.78	159,487 $	730.0
Total	309,216		309,216	

[1] On September 21, 2022, the Board authorized a $2.1 billion increase to the amount available for repurchases of the Company's issued and outstanding common shares, with $2.0 billion available for repurchases beginning in 2023. See Note 15 - *Stockholders' Equity*, within the notes to the consolidated financial statements for additional information.

The repurchases may be executed from time to time, subject to general business and market conditions and other investment opportunities, through open market purchases or privately negotiated transactions, including transactions with affiliates, with the timing of purchases and the amount of shares purchased generally determined at the discretion of the Company within the constraints of the Credit Agreement, applicable laws and consideration of the Company's general liquidity needs.

Item 6. Reserved

GLOSSARY OF TERMS

Acquisition Costs: Expenses that include the costs to setup, onboard and integrate acquired entities and other costs that were incurred as a result of the acquisitions.

Adjusted EBITDA: A non-GAAP financial measure defined as EBITDA plus acquisition costs, certain regulatory charges, losses on extinguishment of debt and amounts related to the departure of the Company's former CEO.

Adjusted EPS: A non-GAAP financial measure defined as Adjusted Net Income divided by the weighted average number of diluted shares outstanding for the applicable period.

Adjusted Net Income: A non-GAAP financial measure defined as net income plus the after-tax impact of amortization of other intangibles, acquisition costs, certain regulatory charges, losses on extinguishment of debt and amounts related to the departure of the Company's former CEO.

Basis Point: One basis point equals 1/100th of 1%.

CEO: Chief Executive Officer.

CFO: Chief Financial Officer.

CFTC: The Commodity Futures Trading Commission.

CODM: Chief Operating Decision Maker.

Core G&A: A non-GAAP financial measure defined as total expense excluding the following expenses: advisory and commission; depreciation and amortization; interest expense on borrowings; brokerage, clearing and exchange; amortization of other intangibles; market fluctuations on employee deferred compensation; losses on extinguishment of debt; promotional (ongoing); employee share-based compensation; regulatory charges; and acquisition costs.

Corporate Cash: A component of cash and equivalents that includes the sum of cash and equivalents from the following: (1) cash and equivalents held at LPL Holdings, Inc., (2) cash and equivalents held at regulated subsidiaries as defined by the Company's Credit Agreement, which include LPL Financial LLC, LPL Enterprise, LLC, The Private Trust Company, N.A. and certain of Atria Wealth Solutions, Inc.'s introducing broker-dealer subsidiaries, in excess of the capital requirements of the Company's Credit Agreement and (3) cash and equivalents held at non-regulated subsidiaries.

Credit Agreement: The Company's amended and restated credit agreement.

Credit Agreement EBITDA: A non-GAAP financial measure defined in the Credit Agreement as "Consolidated EBITDA," which is Consolidated Net Income (as defined in the Credit Agreement) plus interest expense on borrowings, provision for income taxes, depreciation and amortization, and amortization of other intangibles, and is further adjusted to exclude certain non-cash charges and other adjustments, and to include future expected cost savings, operating expense reductions or other synergies from certain transactions.

Dodd-Frank Act: The Dodd-Frank Wall Street Reform and Consumer Protection Act.

DOL: The United States Department of Labor.

EBITDA: A non-GAAP financial measure defined as net income plus interest expense on borrowings, provision for income taxes, depreciation and amortization, and amortization of other intangibles.

ERISA: The Employee Retirement Income Security Act of 1974.

FINRA: The Financial Industry Regulatory Authority.

GAAP: Accounting principles generally accepted in the United States of America.

Gross Profit: A non-GAAP financial measure defined as total revenue less advisory and commission expense; brokerage, clearing and exchange expense; and market fluctuations on employee deferred compensation.

Indentures: The indentures governing the Company's senior unsecured notes.

Leverage Ratio: A financial metric from our Credit Agreement that is calculated by dividing Credit Agreement net debt, which equals consolidated total debt less Corporate Cash, by Credit Agreement EBITDA.

NFA: The National Futures Association.

OCC: The Office of the Comptroller of the Currency.

RIA: Registered investment advisor.

SEC: The U.S. Securities and Exchange Commission.

SRO: Self-regulatory organization.

Uniform Net Capital Rule: Refers to Rule 15c3-1 under the Exchange Act, which specifies minimum capital requirements that are intended to ensure the general financial soundness and liquidity of broker-dealers.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this Annual Report on Form 10-K, our actual results may differ materially from those anticipated in these forward-looking statements. Please also refer to the section under heading "Special Note Regarding Forward-Looking Statements."

Business Overview

We are a leader in the advisor-mediated marketplace as the nation's largest independent broker-dealer, a leading investment advisory firm, and a top custodian. We serve independent financial advisors and institutions, providing them with the technology solutions, brokerage and advisory platforms, clearing services, compliance services, consultative practice management programs and training, business services and planning and advice services, and in-house research they need to run successful businesses. We enable them to provide personalized financial guidance to millions of American families seeking wealth management, retirement planning, financial planning and asset management solutions. Please consult Part I, *"Item 1. Business"* for information related to our business activities.

Our Sources of Revenue

Our revenue is derived primarily from fees and commissions from products and advisory services offered by our advisors to their clients, a substantial portion of which we pay out to our advisors, as well as fees we receive from our advisors for the use of our technology, custody, clearing, trust and reporting platforms. We also generate asset-based revenue through our insured bank sweep vehicles, money market account balances and the access we provide to a variety of product providers with the following product lines:

- Alternative Investments
- Annuities
- Exchange Traded Products
- Insurance Based Products
- Mutual Funds

- Retirement Plan Products
- Separately Managed Accounts
- Structured Products
- Unit Investment Trusts

Under our self-clearing platform, we custody the majority of client assets invested in these financial products, for which we provide statements, transaction processing and ongoing account management. In return for these services, mutual funds, insurance companies, banks and other financial product sponsors pay us fees based on asset levels or number of accounts managed. We also earn interest from margin loans made to our advisors' clients, cash and equivalents segregated under federal or other regulations, advisor repayable loans and operating cash, which is included in interest income, net in the consolidated statements of income. A portion of our revenue is not asset-based or correlated with the equity financial markets.

We regularly review various aspects of our operations and service offerings, including our policies, procedures and platforms, in response to marketplace developments. We seek to continuously improve and enhance aspects of our operations and service offerings in order to position our advisors for long-term growth and to align with competitive and regulatory developments. For example, we regularly review the structure and fees of our products and services, including related disclosures, in the context of the changing regulatory environment and competitive landscape for advisory and brokerage accounts.

Significant Events

Closed on the acquisition of Atria Wealth Solutions, Inc.

On February 13, 2024, the Company announced that it had entered into a definitive purchase agreement to acquire Atria, a wealth management solutions holding company that supports approximately 2,200 advisors and approximately 160 banks and credit unions which manage approximately $110 billion of brokerage and advisory assets. The transaction closed on October 1, 2024, for an initial cash payment of approximately $859 million and includes potential contingent consideration of up to $330 million based on future conversion, retention, and other milestones. See Note 4 - *Acquisitions*, within the notes to the consolidated financial statements for additional information.

Completed transition of Prudential Advisors to the Company's platform

On November 18, 2024, the Company announced the transition of Prudential Advisors, Prudential's retail wealth management business, to LPL Enterprise, finalizing the launch of the strategic relationship that was first announced in 2023.

Completed debt refinancing and a $1.0 billion debt offering

On December 5, 2024, the Company entered into the ninth amendment to its amended and restated Credit Agreement to, among other changes, refinance its existing $1.0 billion senior secured Term Loan B ("Term Loan B") facility with a new $1.0 billion Term Loan A ("Term Loan A") facility due 2026, release the Company's subsidiary guarantees under the Credit Agreement, release all of the security interests and liens granted by the Company to the collateral agent to secure the borrowing, and suspend certain restrictive covenants. See Note 11 - *Corporate Debt and Other Borrowings, Net*, within the notes to the consolidated financial statements for further detail.

On May 20, 2024, the Company completed the issuance and sale of $500.0 million in aggregate principal amount of 5.700% senior unsecured notes due 2027 and $500.0 million in aggregate principal amount of 6.000% senior unsecured notes due 2034. See Note 11 - *Corporate Debt and Other Borrowings, Net*, within the notes to the consolidated financial statements for further detail.

Executive appointments

On October 21, 2024, the Board confirmed Rich Steinmeier as Chief Executive Officer and elected him to the Board, and named Matthew Audette as President and Chief Financial Officer. This followed the departure of Dan H. Arnold, the Company's former CEO.

Executive Summary

Financial Highlights

Results for the year ended December 31, 2024 included net income of $1.1 billion, or $14.03 per diluted share, which compares to $1.1 billion, or $13.69 per diluted share, for the year ended December 31, 2023.

Asset Trends

Total advisory and brokerage assets served were $1.7 trillion at December 31, 2024, compared to $1.4 trillion at December 31, 2023. Total net new assets were $235.6 billion for the year ended December 31, 2024, compared to $104.1 billion for the same period in 2023.

Net new advisory assets were $137.8 billion for the year ended December 31, 2024, compared to $76.0 billion in 2023. Advisory assets were $957.0 billion, or 55.0% of total advisory and brokerage assets served, at December 31, 2024, up 30% from $735.8 billion at December 31, 2023.

Net new brokerage assets were $97.8 billion for the year ended December 31, 2024, compared to $28.1 billion in 2023. Brokerage assets were $783.7 billion at December 31, 2024, up 27% from $618.2 billion at December 31, 2023.

Gross Profit Trend

Gross profit, a non-GAAP financial measure, was $4.5 billion for the year ended December 31, 2024, an increase of 12% from $4.0 billion for the year ended December 31, 2023. See the *"Key Performance Metrics"* section for additional information on gross profit.

Common Stock Dividends and Share Repurchases

During the year ended December 31, 2024, we paid stockholders cash dividends of $89.7 million and repurchased 605,361 of our outstanding shares for a total of $170.0 million.

Key Performance Metrics

We focus on several key metrics in evaluating the success of our business relationships and our resulting financial position and operating performance. Our key operating, business and financial metrics are as follows:

	As of and for the Years Ended December 31,	
Operating Metrics (dollars in billions)(1)	**2024**	**2023**
Advisory and Brokerage Assets(2)		
Advisory assets	$ 957.0	$ 735.8
Brokerage assets	783.7	618.2
Total Advisory and Brokerage Assets	$ 1,740.7	$ 1,354.1
Advisory as a % of total Advisory and Brokerage Assets	55.0%	54.3%
Net New Assets(3)		
Net new advisory assets	$ 137.8	$ 76.0
Net new brokerage assets	97.8	28.1
Total Net New Assets	$ 235.6	$ 104.1
Organic Net New Assets		
Organic net new advisory assets	$ 115.3	$ 75.0
Organic net new brokerage assets	25.5	25.4
Total Organic Net New Assets	$ 140.7	$ 100.4

		As of and for the Years Ended December 31,	
		2024	**2023**
Organic advisory net new assets annualized growth[4]		15.7%	12.9%
Total organic net new assets annualized growth[4]		10.4%	9.0%
Client Cash Balances			
Insured cash account sweep	$	38.3 $	34.5
Deposit cash account sweep		10.7	9.3
Total Bank Sweep		**49.0**	**43.8**
Money market sweep		4.3	2.4
Total Client Cash Sweep Held by Third Parties		**53.3**	**46.2**
Client cash account[5]		1.8	2.0
Total Client Cash Balances	$	**55.1** $	**48.2**
Client Cash Balances as a % of Total Assets		3.2%	3.6%
Net buy (sell) activity[6]	$	153.1 $	137.6
Business and Financial Metrics (dollars in millions)			
Advisors		28,888	22,660
Average total assets per advisor[7]	$	60.3 $	59.8
Share repurchases	$	170.0 $	1,100.1
Dividends	$	89.7 $	92.2
Leverage ratio[8]		1.89	1.63

		Years Ended December 31,	
Financial Metrics (dollars in millions, except per share data)		**2024**	**2023**
Total revenue	$	12,385.1 $	10,052.8
Net income	$	1,058.6 $	1,066.3
Earnings per share ("EPS"), diluted	$	14.03 $	13.69
Non-GAAP Financial Metrics (dollars in millions, except per share data)			
Adjusted EPS[9]	$	16.51 $	15.72
Gross profit[10]	$	4,501.3 $	4,027.0
Adjusted EBITDA[11]	$	2,224.4 $	2,073.9
Core G&A[12]	$	1,515.5 $	1,369.4

---

(1)   Totals may not foot due to rounding.

(2)   Consists of total advisory and brokerage assets under custody at the Company's primary broker-dealer subsidiary, LPL Financial, as well as assets under custody of a third-party custodian related to Atria's seven introducing broker-dealer subsidiaries. Please consult the "*Results of Operations*" section for a tabular presentation of advisory and brokerage assets.

(3)   Consists of total client deposits into advisory or brokerage accounts less total client withdrawals from advisory or brokerage accounts, plus dividends, plus interest, minus advisory fees. We consider conversions from and to brokerage or advisory accounts as deposits and withdrawals, respectively.

(4)   Calculated as annualized current period organic net new assets divided by preceding period assets in their respective categories of advisory assets or total advisory and brokerage assets.

(5)   During the first quarter of 2024, the Company updated its definition of client cash account balances to exclude other client payables. Prior period disclosures have been updated to reflect this change as applicable.

(6)   Represents the amount of securities purchased less the amount of securities sold in client accounts custodied with LPL Financial.

(7)   Calculated based on the end of period total advisory and brokerage assets divided by the end of period advisor count.

(8)   The leverage ratio is a financial metric from our Credit Agreement and is calculated by dividing Credit Agreement net debt, which equals consolidated total debt less Corporate Cash, by Credit Agreement EBITDA. Credit Agreement EBITDA, a non-GAAP financial measure, is

defined by the Credit Agreement as "Consolidated EBITDA," which is Consolidated Net Income (as defined in the Credit Agreement) plus interest expense on borrowings, provision for income taxes, depreciation and amortization, and amortization of other intangibles, and is further adjusted to exclude certain non-cash charges and other adjustments, and to include future expected cost savings, operating expense reductions or other synergies from certain transactions. Please consult the *"Debt and Related Covenants"* section for more information. Below are reconciliations of corporate debt and other borrowings to Credit Agreement net debt as of the dates below and net income to EBITDA and Credit Agreement EBITDA for the periods presented (in millions):

	December 31,	
Credit Agreement Net Debt Reconciliation	**2024**	**2023**
Corporate debt and other borrowings	$ 5,517.0	$ 3,757.2
Corporate Cash[13]	(479.4)	(183.7)
Credit Agreement Net Debt[†]	$ 5,037.6	$ 3,573.5

	Years Ended December 31,	
EBITDA and Credit Agreement EBITDA Reconciliation	**2024**	**2023**
Net income	$ 1,058.6	$ 1,066.3
Interest expense on borrowings	274.2	186.8
Provision for income taxes	334.3	378.5
Depreciation and amortization	308.5	247.0
Amortization of other intangibles	135.2	107.2
EBITDA[†]	$ 2,110.8	$ 1,985.8
Credit Agreement Adjustments:		
Acquisition costs and other[14][15]	$ 223.6	$ 110.2
Employee share-based compensation	89.0	66.0
M&A accretion[16]	235.0	30.3
Advisor share-based compensation	2.6	2.6
Loss on extinguishment of debt	4.0	—
Credit Agreement EBITDA[†]	$ 2,665.0	$ 2,194.8

	December 31,	
	2024	**2023**
Leverage Ratio	1.89	1.63

_____

(†)   Totals may not foot due to rounding.

(9)   Adjusted EPS is a non-GAAP financial measure defined as adjusted net income, a non-GAAP financial measure defined as net income plus the after-tax impact of amortization of other intangibles, acquisition costs, certain regulatory charges, losses on extinguishment of debt and amounts related to the departure of the Company's former CEO, divided by the weighted average number of diluted shares outstanding for the applicable period. The Company presents adjusted net income and adjusted EPS because management believes that these metrics can provide investors with useful insight into the Company's core operating performance by excluding non-cash items, acquisition costs and certain other charges that management does not believe impact the Company's ongoing operations. Adjusted net income and adjusted EPS are not measures of the Company's financial performance under GAAP and should not be considered as alternatives to net income, earnings per diluted share or any other performance measure derived in accordance with GAAP. Below is a reconciliation of net income and earnings per diluted share to adjusted net income and adjusted EPS for the periods presented (in millions, except per share data):

	Years Ended December 31,			
	2024		**2023**	
Adjusted Net Income / Adjusted EPS Reconciliation	**Amount**	**Per Share**	**Amount**	**Per Share**
Net income / earnings per diluted share	$ 1,058.6	$ 14.03	$ 1,066.3	$ 13.69
Regulatory charge[15]	18.0	0.24	40.0	0.51
Amortization of other intangibles	135.2	1.79	107.2	1.38
Acquisition costs[17]	105.9	1.40	48.1	0.62
Departure of former CEO[18]	(14.4)	(0.19)	—	—
Loss on extinguishment of debt	4.0	0.05	—	—
Tax benefit	(62.1)	(0.82)	(37.4)	(0.48)
Adjusted Net Income / Adjusted EPS[†]	$ 1,245.3	$ 16.51	$ 1,224.1	$ 15.72
Weighted-average shares outstanding, diluted	75.4		77.9	

_____

(†)   Totals may not foot due to rounding.

(10) Gross profit is a non-GAAP financial measure defined as total revenue less advisory and commission expense; brokerage, clearing and exchange expense; and market fluctuations on employee deferred compensation. All other expense categories, including depreciation and amortization of property and equipment and amortization of other intangibles, are considered by management to be general and administrative in nature. Because our gross profit amounts do not include any depreciation and amortization expense, we consider our gross profit amounts to be non-GAAP financial measures that may not be comparable to those of others in our industry. We believe that gross profit amounts can provide investors with useful insight into our core operating performance before indirect costs that are general and administrative in nature. Below is a calculation of gross profit for the periods presented (in millions):

	Years Ended December 31,	
Gross Profit	**2024**	**2023**
Total revenue	$ 12,385.1	$ 10,052.8
Advisory and commission expense	7,751.0	5,915.8
Brokerage, clearing and exchange expense	127.9	106.0
Employee deferred compensation	4.8	4.1
Gross Profit[18][(†)]	$ 4,501.3	$ 4,027.0

(†)   Totals may not foot due to rounding.

(11) EBITDA and adjusted EBITDA are non-GAAP financial measures. EBITDA is defined as net income plus interest expense on borrowings, provision for income taxes, depreciation and amortization, and amortization of other intangibles. Adjusted EBITDA is defined as EBITDA plus acquisition costs, certain regulatory charges, losses on extinguishment of debt, and amounts related to the departure of the Company's former CEO. The Company presents EBITDA and adjusted EBITDA because management believes that they can be useful financial metrics in understanding the Company's earnings from operations. EBITDA and adjusted EBITDA are not measures of the Company's financial performance under GAAP and should not be considered as alternatives to net income or any other performance measure derived in accordance with GAAP. Below is a reconciliation of net income to EBITDA and adjusted EBITDA for the periods presented (in millions):

	Years Ended December 31,	
EBITDA Reconciliation	**2024**	**2023**
Net income	$ 1,058.6	$ 1,066.3
Interest expense on borrowings	274.2	186.8
Provision for income taxes	334.3	378.5
Depreciation and amortization	308.5	247.0
Amortization of other intangibles	135.2	107.2
EBITDA[(†)]	$ 2,110.8	$ 1,985.8
Regulatory charge[15]	18.0	40.0
Acquisition costs[17]	105.9	48.1
Departure of former CEO[18]	(14.4)	—
Loss on extinguishment of debt	4.0	—
Adjusted EBITDA[(†)]	$ 2,224.4	$ 2,073.9

(†)   Totals may not foot due to rounding.

(12) Core G&A is a non-GAAP financial measure defined as total expense less the following expenses: advisory and commission; depreciation and amortization; interest expense on borrowings; amortization of other intangibles; brokerage, clearing and exchange; market fluctuations on employee deferred compensation; losses on extinguishment of debt; promotional (ongoing); regulatory charges; employee share-based compensation; and acquisition costs. Management presents core G&A because it believes core G&A reflects the corporate expense categories over which management can generally exercise a measure of control, compared with expense items over which management either cannot exercise control, such as advisory and commission expense, or which management views as promotional expense necessary to support advisor growth and retention, including conferences and transition assistance. Core G&A is not a measure of the Company's total expense as calculated in accordance with GAAP. Below is a reconciliation of the Company's total expense to core G&A for the periods presented (in millions):

	Years Ended December 31,	
Core G&A Reconciliation	2024	2023
Total expense	$ 10,992.2	$ 8,608.1
Advisory and commission	(7,751.0)	(5,915.8)
Depreciation and amortization	(308.5)	(247.0)
Interest expense on borrowings	(274.2)	(186.8)
Amortization of other intangibles	(135.2)	(107.2)
Brokerage, clearing and exchange	(127.9)	(106.0)
Employee deferred compensation	(4.8)	(4.1)
Loss on extinguishment of debt	(4.0)	—
Total G&A(†)	2,386.5	2,041.2
Promotional (ongoing)(17)(19)	(628.9)	(486.3)
Regulatory charges(15)	(47.3)	(71.3)
Employee share-based compensation	(89.0)	(66.0)
Acquisition costs(17)	(105.9)	(48.1)
Core G&A(†)	$ 1,515.5	$ 1,369.4

_____
(†)   Totals may not foot due to rounding.

(13) See the *"Liquidity and Capital Resources"* section for additional information about Corporate Cash.

(14) Acquisition costs and other primarily include acquisition costs, costs incurred related to the integration of the strategic relationship with Prudential, a $26.4 million reduction related to the departure of the Company's former Chief Executive Officer and related clawback of share-based compensation awards, an $18.0 million regulatory charge recognized during the three months ended September 30, 2024 reflecting the amount of a penalty proposed by the SEC as part of its civil investigation of the Company's compliance with certain elements of the Company's AML compliance program, and a $40.0 million regulatory charge recognized during the three months ended September 30, 2023 to reflect the amount of a penalty proposed by the SEC as part of its civil investigation of the Company's compliance with records preservation requirements for business-related electronic communications stored on personal devices that have not been approved by the Company.

(15) The Company recorded an $18.0 million regulatory charge for the year ended December 31, 2024 related to an investigation of the Company's compliance with certain elements of the Company's Anti-Money Laundering compliance program. The Company recorded a $40.0 million regulatory charge for the year ended December 31, 2023 related to an investigation of the Company's compliance with records preservation requirements for business-related electronic communications stored on personal devices or messaging platforms that have not been approved by the Company. See Note 14 - *Commitments and Contingencies*, within the notes to the consolidated financial statements for additional information.

(16) M&A accretion is an adjustment to reflect the annualized expected run rate EBITDA of an acquisition as permitted by the Credit Agreement for up to eight fiscal quarters following the close of such acquisition.

(17) Acquisition costs include the costs to setup, onboard and integrate acquired entities and other costs that were incurred as a result of acquisitions. The below table summarizes the primary components of acquisition costs for the periods presented (in millions):

	Years Ended December 31,	
Acquisition Costs	2024	2023
Fair value mark on contingent consideration	$ 41.7	$ 26.7
Professional services	20.9	10.0
Compensation and benefits	35.0	6.1
Promotional(19)	7.0	3.6
Other	1.3	1.7
Acquisition Costs(†)	$ 105.9	$ 48.1

_____
(†)   Totals may not foot due to rounding.

(18) The departure of the Company's former CEO resulted in other income of $26.4 million during the three months and year ended December 31, 2024 related to the clawback of share-based compensation awards, which was offset by share-based compensation expense of $12.0 million related to the modification of certain stock options that were retained as part of the settlement agreement that the Company reached with the former CEO. See Note 16 - *Share-Based Compensation, Employee Incentives and Benefit Plans,* within the notes to the consolidated financial statements for additional information.

(19)   Promotional (ongoing) for the years ended December 31, 2024 and December 31, 2023 includes $46.6 million and $30.7 million, respectively, of support costs related to full-time employees that are classified within compensation and benefits expense in the consolidated statements of income. Promotional (ongoing) for the years ended December 31, 2024 and December 31, 2023 excludes $7.0 million and $3.6 million, respectively, of expenses incurred as a result of acquisitions, which are included in the acquisition costs line item.

Economic Overview and Impact of Financial Market Events

Our business is directly and indirectly sensitive to several macroeconomic factors and the state of the financial markets in the United States. According to the most recent estimate from the U.S. Bureau of Economic Analysis, the U.S. economy grew 2.8% in 2024, and at an annualized pace of 2.3% in the fourth quarter of 2024 after growing at an annualized pace of 3.1% in the third quarter of 2024. The U.S. economy added approximately 511,000 jobs in the fourth quarter of 2024, up from 477,000 in the third quarter. The unemployment rate stabilized at approximately 4.2% in the latter half of 2024, up from 4.0% in the second quarter and 3.8% in the first quarter. The equity markets rose modestly as risk appetite increased after the Federal Reserve ("Fed") cut rates in mid-December by a quarter of a percentage point. The S&P 500 total return index rose 25% for the year ended December 31, 2024, and the Bloomberg Barclays U.S. Aggregate Bond Index fell 3.06% during the fourth quarter of 2024.

Our business is also sensitive to current and expected short-term interest rates, which are largely driven by Fed policy. During the fourth quarter of 2024, Fed policymakers reduced the target range for the federal funds rate to 4.25% to 4.50%. The Federal Open Market Committee members may take into account the weakening job market, the inflation trajectory, and global financial conditions as it evaluates whether to pursue faster easing in monetary policy. Please consult the "Risks Related to Our Business and Industry" section within Part I, "Item 1A. Risk Factors" for more information about the risks associated with significant interest rate changes and the potential related effects on our profitability and financial condition.

Results of Operations

A discussion of changes in our results of operations during the year ended December 31, 2023 compared to the year ended December 31, 2022 has been omitted from this Annual Report on Form 10-K, but may be found in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 21, 2024.

The following discussion presents an analysis of our results of operations for the years ended December 31, 2024 and 2023 (in thousands):

	Years Ended December 31,		
	2024	2023	% Change
REVENUE			
Advisory	$ 5,461,858	$ 4,135,681	32%
Commission:			
Sales-based	1,763,232	1,252,783	41%
Trailing	1,542,255	1,299,840	19%
Total commission	3,305,487	2,552,623	29%
Asset-based:			
Client cash	1,426,528	1,509,869	(6%)
Other asset-based	1,071,170	867,860	23%
Total asset-based	2,497,698	2,377,729	5%
Service and fee	552,020	508,437	9%
Transaction	236,274	199,939	18%
Interest income, net	187,606	159,415	18%
Other	144,164	119,024	21%
Total revenue	12,385,107	10,052,848	23%
EXPENSE			
Advisory and commission	7,751,006	5,915,807	31%
Compensation and benefits	1,136,717	979,681	16%
Promotional	589,339	459,233	28%
Depreciation and amortization	308,527	246,994	25%
Occupancy and equipment	281,210	248,620	13%
Interest expense on borrowings	274,181	186,804	47%
Amortization of other intangibles	135,234	107,211	26%
Brokerage, clearing and exchange	127,941	105,984	21%
Professional services	93,729	72,583	29%
Communications and data processing	75,838	75,717	—%
Other	218,493	209,439	4%
Total expense	10,992,215	8,608,073	28%
INCOME BEFORE PROVISION FOR INCOME TAXES	1,392,892	1,444,775	(4%)
PROVISION FOR INCOME TAXES	334,276	378,525	(12%)
NET INCOME	$ 1,058,616	$ 1,066,250	(1%)

Revenue

Advisory

Advisory revenue represents fees charged to advisors' clients' advisory accounts on our corporate RIA advisory platform and is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. We provide ongoing investment advice and act as a custodian, providing brokerage and execution services on transactions, and perform administrative services for these accounts. Advisory fees are primarily billed to clients on a quarterly basis in advance, and are recognized as revenue ratably during the quarter. The performance obligation for advisory fees is considered a series of distinct services that are substantially the same and are satisfied daily. As the value of the eligible assets in an advisory account is susceptible to changes due to customer activity, this revenue includes variable consideration and is constrained until the date that the fees are determinable. The majority of these client accounts are on a calendar quarter and are billed using values as of the last business day of the preceding quarter. The value of the eligible assets in an advisory account on the billing date is adjusted for contributions and withdrawals during the period to determine the amount of revenue earned in the period. Advisory revenue collected on our corporate RIA advisory platform is proposed by the advisor and agreed to by the client and was approximately 1% of the underlying assets for the year ended December 31, 2024.

We also support independent RIA firms that conduct their business through our Independent RIA advisory platform, which allows advisors to engage us for technology, clearing and custody services, as well as access the capabilities of our investment platforms. The assets held under an Independent RIA's investment advisory accounts custodied with LPL Financial are included in total advisory assets and net new advisory assets. However, the advisory revenue generated by an Independent RIA is not included in our advisory revenue. We charge separate fees to Independent RIAs for technology, clearing, administrative, oversight and custody services, which may vary and are included in our service and fee revenue in our consolidated statements of income.

The following table summarizes the composition of advisory assets for the periods presented (in billions):

	December 31,		$ Change	% Change
	2024	**2023**		
Corporate advisory assets	$ 678.3	$ 496.5	$ 181.8	37 %
Independent RIA advisory assets	278.7	239.3	39.4	16 %
Total advisory assets	$ 957.0	$ 735.8	$ 221.2	30 %

Net new advisory assets are generated throughout the quarter, therefore, the full impact of net new advisory assets to advisory revenue is not realized in the same period. The following table summarizes activity impacting advisory assets for the periods presented (in billions):

	Years Ended December 31,	
	2024	**2023**
Beginning balance at January 1	$ 735.8	$ 583.1
Net new advisory assets$_{(1)}$	137.8	76.0
Market impact$_{(2)}$	83.4	76.7
Ending balance at December 31	$ 957.0	$ 735.8

_____

(1)   Net new advisory assets consist of total client deposits into custodied advisory accounts less total client withdrawals from custodied advisory accounts, plus dividends, plus interest, minus advisory fees. We consider conversions from and to brokerage accounts as deposits and withdrawals, respectively.

(2)   Market impact is the difference between the beginning and ending asset balance less the net new asset amounts, representing the implied growth or decline in asset balances due to market changes over the same period of time.

Advisory revenue increased during the year ended December 31, 2024 as compared to the same period in 2023. The increase during the year ended December 31, 2024 was primarily driven by continued organic growth, which increased advisory asset balances during the period, and an increase in the market impact as compared to the prior period.

Commission

We generate two types of commission revenue: (1) sales-based commissions that are recognized at the point of sale on the trade date and are based on a percentage of an investment product's current market value at the time of purchase and (2) trailing commissions that are recognized over time as earned and are generally based on the market value of investment holdings in trail-eligible assets. Sales-based commission revenue, which occurs when

clients trade securities or purchase various types of investment products, primarily represents gross commissions generated by our advisors and can vary from period to period based on the overall economic environment, number of trading days in the reporting period and investment activity of our advisors' clients. We earn trailing commission revenue primarily on mutual funds and variable annuities held by clients of our advisors. See Note 3 - *Revenue*, within the notes to the consolidated financial statements for further detail regarding our commission revenue by product category.

The following table sets forth the components of our commission revenue for the periods presented (in thousands):

| | Years Ended December 31, | | | |
	2024	2023	$ Change	% Change
Sales-based	$ 1,763,232	$ 1,252,783	$ 510,449	41 %
Trailing	1,542,255	1,299,840	242,415	19 %
Total commission revenue	$ 3,305,487	$ 2,552,623	$ 752,864	29 %

The increase in trailing commission revenue in 2024 compared to 2023 was primarily driven by increased sales of mutual funds and annuities along with positive market conditions during the period. The increase in sales-based commission revenue in 2024 compared to 2023 was primarily driven by an increase in sales of annuities and fixed income securities as a result of the higher interest rate environment for most of the year, as well as increases in sales of mutual funds and equities.

The following table summarizes activity impacting brokerage assets for the periods presented (in billions):

| | Years Ended December 31, | |
	2024	2023
Beginning balance at January 1	$ 618.2	$ 527.7
Net new brokerage assets[(1)]	97.8	28.1
Market impact[(2)]	67.7	62.4
Ending balance at December 31	$ 783.7	$ 618.2

---

(1) Net new brokerage assets consist of total client deposits into brokerage accounts less total client withdrawals from brokerage accounts, plus dividends, plus interest. We consider conversions from and to advisory accounts as deposits and withdrawals, respectively.

(2) Market impact is the difference between the beginning and ending asset balance less the net new asset amounts, representing the implied growth or decline in asset balances due to market changes over the same period of time.

Asset-Based

Asset-based revenue consists of fees from our client cash programs, fees from our sponsorship programs with financial product manufacturers and fees from omnibus processing and networking services (collectively referred to as "recordkeeping"). Client cash revenue is generated on advisors' clients' cash balances in insured bank sweep accounts and money market accounts. We also receive fees from certain financial product manufacturers in connection with sponsorship programs that support our marketing and sales force education and training efforts. Compensation for these performance obligations is either a fixed fee, a percentage of the average annual amount of product sponsor assets held in advisors' clients' accounts, a percentage of new sales or a combination. Omnibus processing revenue is paid to us by mutual fund product sponsors or their affiliates and is based on the value of mutual fund assets in accounts for which the Company provides omnibus processing services and the number of accounts in which the related mutual fund positions are held. Networking revenue on brokerage assets is correlated to the number of positions we administer and is paid to us by mutual fund product sponsors and annuity product manufacturers.

Asset-based revenue for the year ended December 31, 2024 increased by $120.0 million compared to 2023, primarily due to an increase in other asset-based revenue, partially offset by a decrease in client cash revenue. Other asset-based revenue increased by $203.3 million compared to 2023 due to increases in asset balances in recordkeeping and sponsorship programs. Client cash revenue for the year ended December 31, 2024 decreased $83.3 million compared to 2023 primarily due to lower average client cash balances. For the year ended December 31, 2024, our average client cash balances decreased to $44.5 billion compared to $48.8 billion for the year ended December 31, 2023.

Service and Fee

Service and fee revenue is generated from advisor and retail investor services, including technology, insurance, conferences, licensing, business services and planning and advice services, IRA custodian and other client account fees. We charge separate fees to RIAs on our Independent RIA advisory platform for technology, clearing,

administrative, oversight and custody services, which may vary. We also host certain advisor conferences that serve as training, education, sales and marketing events for which we charge sponsors a fee. Service and fee revenue for the year ended December 31, 2024 increased by $43.6 million compared to 2023, primarily due to increases in IRA custodian fees, trading, licensing, and resource fees, and error and omission insurance fees.

Transaction

Transaction revenue includes transaction charges generated in both advisory and brokerage accounts from mutual funds, exchange-traded funds and fixed income products. Transaction revenue for the year ended December 31, 2024 increased by $36.3 million compared to 2023, primarily due to increases in the volume of transactions for structured products, partially offset by a decrease in charges for managed assets.

Interest Income, net

Interest income is primarily generated from bank deposits, client margin loans, client cash account ("CCA") balances segregated under federal or other regulations and advisor repayable loans. Interest income, net for the year ended December 31, 2024 increased compared to 2023, primarily due to increases in average daily balances of bank deposits, short-term U.S. treasury bills and margin loans.

Other

Other revenue primarily includes unrealized gains and losses on assets held by us in our advisor non-qualified deferred compensation plan and model research portfolios and other miscellaneous revenue, which is not generated from contracts with customers. Other revenue for the year ended December 31, 2024 increased by $25.1 million compared to 2023, primarily due to other income recognized as a result of the clawback of share-based compensation awards related to the departure of the Company's former CEO. This increase was partially offset by a net decrease in realized and unrealized gains on assets held in our advisor non-qualified deferred compensation plan, which are based on the market performance of the underlying investment allocations chosen by advisors in the plan, and a related increase in dividend income on assets held in our advisor non-qualified deferred compensation plan.

Expense

Advisory and Commission

Advisory and commission expense consists of the following: payout amounts that are earned by and paid out to advisors and institutions based on advisory and commission revenue earned on each client's account, production-based bonuses earned by advisors and institutions based on the levels of advisory and commission revenue they produce, compensation and benefits paid to employee advisors, share-based compensation expense from equity awards granted to advisors and institutions based on the fair value of the awards at grant date and the deferred advisory and commission fee expense associated with mark-to-market gains or losses on the non-qualified deferred compensation plan offered to our advisors.

The following table sets forth our payout rate, which is a statistical or operating measure, for the periods presented:

	Years Ended December 31,		
	2024	**2023**	**Change**
Payout rate	87.34 %	86.97 %	37 bps

Our payout rate increased for the year ended December 31, 2024 compared to 2023, primarily due to the effect of acquisitions during the year and changes in product mix.

Compensation and Benefits

Compensation and benefits expense includes salaries, wages, benefits, share-based compensation and related taxes for our employees, as well as compensation for temporary workers and contractors. The following table sets forth our average number of employees for the periods presented:

	Years Ended December 31,		
	2024	**2023**	**% Change**
Average number of employees	8,975	7,669	17%

Compensation and benefits expense for the year ended December 31, 2024 increased by $157.0 million compared to 2023, primarily due to an increase in headcount.

Promotional

Promotional expense includes business development costs related to advisor recruitment and retention, costs related to hosting certain advisory conferences that serve as training, sales and marketing events, and other costs that support advisor business growth. Promotional expense for the year ended December 31, 2024 increased by $130.1 million compared to 2023, primarily due to increases in large bank integration labor and increases in recruited assets and advisors that led to higher costs to support transition assistance and retention.

Depreciation and Amortization

Depreciation and amortization expense relates to the use of property and equipment, which includes internally developed software, hardware, leasehold improvements and other equipment. Depreciation and amortization expense for the year ended December 31, 2024 increased by $61.5 million compared to 2023, primarily due to our continued investment in technology to support the integrations, enhance our advisor platform and experience, and support onboarding of institutions.

Occupancy and Equipment

Occupancy and equipment expense includes the costs of leasing and maintaining our office spaces, software licensing and maintenance costs, and maintenance expense on computer hardware and other equipment. Occupancy and equipment expense for the year ended December 31, 2024 increased by $32.6 million compared to 2023, primarily due to increased expense related to software licenses and our technology portfolio.

Interest Expense on Borrowings

Interest expense on borrowings includes the interest associated with the Company's Notes, Term Loan A, Term Loan B (together with our Term Loan A, the "Term Loans") and revolving credit facilities; amortization of debt issuance costs; and fees associated with the Company's revolving lines of credit. Interest expense on borrowings for the year ended December 31, 2024 increased by $87.4 million compared to 2023, primarily due to higher outstanding debt balances on our Term Loans, Notes, and revolving credit facilities. See Note 11 - *Corporate Debt and Other Borrowings, Net*, within the notes to the consolidated financial statements for further detail.

Amortization of Other Intangibles

Amortization of other intangibles represents the benefits received for the use of long-lived intangible assets established through our acquisitions. Amortization of other intangibles for the year ended December 31, 2024 increased by $28.0 million compared to 2023, primarily due to increases in intangible assets resulting from acquisitions. See Note 4 - *Acquisitions* and Note 9 - *Goodwill and Other Intangibles, Net* within the notes to the consolidated financial statements for further detail.

Brokerage, Clearing and Exchange

Brokerage, clearing and exchange expense includes expenses originating from trading or clearing operations as well as any exchange membership fees. These fees fluctuate largely in line with the volume of sales and trading activity. Brokerage, clearing and exchange expense for the year ended December 31, 2024 increased by $22.0 million compared to 2023, primarily due to an increase in the volume of trades and expenses for quote services.

Professional Services

Professional services includes costs paid to outside firms for assistance with legal, accounting, technology, regulatory, marketing, and general corporate matters, as well as non-capitalized costs related to service and technology enhancements. Professional services increased by $21.1 million compared to 2023, primarily due to technology enhancement projects and acquisition related support.

Other Expense

Other expense includes the costs of the investigation, settlement and resolution of regulatory matters (including customer restitution and remediation), licensing fees, insurance, broker-dealer regulatory fees, travel-related expenses, fair value adjustments to contingent consideration liabilities, and other miscellaneous expenses. Other expense depends in part on the size and timing of resolving regulatory matters and the availability of self-insurance coverage, which depends in part on the amount and timing of resolving historical claims. Other expense for the year

ended December 31, 2024 increased by $9.1 million compared to 2023, primarily due to an increase in fair value adjustments to our contingent consideration liabilities, increases in insurance and licensing fees, and a loss on extinguishment of debt which were partially offset by decreases in regulatory charges. See Note 4 - *Acquisitions,* Note 11 - *Corporate Debt and Other Borrowings, Net*, and Note 14 - *Commitments and Contingencies*, within the notes to the consolidated financial statements for further detail.

Provision for Income Taxes

Our effective income tax rate was 24.0% and 26.2% for the years ended December 31, 2024 and 2023, respectively. The decrease in our effective tax rate for the year ended December 31, 2024 was primarily due to a reduction in non-deductible expenses, a release of uncertain tax positions and additional tax benefits for the vesting and exercise of share-based compensation. See Note 14 - *Commitments and Contingencies*, within the notes to the consolidated financial statements for further detail.

Liquidity and Capital Resources

We have established liquidity and capital policies intended to support the execution of strategic initiatives, while meeting regulatory capital requirements and maintaining ongoing and sufficient liquidity. We believe liquidity is of critical importance to the Company and, in particular, to LPL Financial, our primary broker-dealer subsidiary. The objective of our policies is to ensure that we can meet our strategic, operational and regulatory liquidity and capital requirements under both normal operating conditions and under periods of stress in the financial markets.

Liquidity

Our liquidity needs are primarily driven by capital requirements at LPL Financial, interest due on our corporate debt and other capital returns to stockholders. Our liquidity needs at LPL Financial are driven primarily by the level and volatility of our client activity. Management maintains a set of liquidity sources and monitors certain business trends and market metrics closely in an effort to ensure we have sufficient liquidity. We believe that based on current levels of cash flows from operations and anticipated growth, together with available cash balances and external liquidity sources, we have adequate liquidity to satisfy our short-term and long-term working capital needs, the payment of all of our obligations and the funding of anticipated capital expenditures.

Parent Company Liquidity

LPL Holdings, Inc. (the "Parent"), the direct holding company of our operating subsidiaries, considers its primary sources of liquidity to be dividends from and excess capital generated by LPL Financial, as well as capacity for additional borrowing under its $2.25 billion unsecured revolving credit facility, which it has the ability to borrow against for working capital and general corporate purposes.

Dividends from and excess capital generated by LPL Financial are primarily generated through our cash flow from operations. Subject to regulatory approval or notification, capital generated by regulated subsidiaries can be distributed to the Parent to the extent the capital levels exceed regulatory requirements, Credit Agreement requirements, and internal capital thresholds. During the years ended December 31, 2024 and 2023, LPL Financial paid dividends of $460.0 million and $710.0 million to the Parent, respectively.

We believe Corporate Cash, a component of cash and equivalents, is a useful measure of the Parent's liquidity as it represents the capital available for use in excess of the amount we are required to maintain pursuant to the Credit Agreement. Corporate Cash is the sum of cash and equivalents from the following: (1) cash and equivalents held at the Parent, (2) cash and equivalents held at regulated subsidiaries as defined by the Credit Agreement, which include LPL Financial, LPL Enterprise, PTC and Atria's introducing broker-dealer subsidiaries, in excess of the capital requirements of the Credit Agreement and (3) cash and equivalents held at non-regulated subsidiaries.

The following table presents the components of Corporate Cash (in thousands):

	December 31, 2024	December 31, 2023
Cash and equivalents	$ 967,079	$ 465,671
Cash at regulated subsidiaries	(884,779)	(410,313)
Excess cash at regulated subsidiaries per the Credit Agreement	397,138	128,327
Corporate Cash	$ 479,438	$ 183,685
Corporate Cash		
Cash at the Parent	$ 39,782	$ 26,587
Excess cash at regulated subsidiaries per the Credit Agreement	397,138	128,327
Cash at non-regulated subsidiaries	42,518	28,771
Corporate Cash	$ 479,438	$ 183,685

Corporate Cash is monitored as part of our liquidity risk management strategy, and we target maintaining approximately $200 million in Corporate Cash to meet our near-term corporate debt obligations. Corporate cash increased during the year ended December 31, 2024 primarily as a result of cash provided by operating activities and proceeds received from our $1.0 billion debt issuance in May 2024 offset by the repayment of balances outstanding on our senior unsecured revolving credit facility and the acquisition of Atria, which was funded by a combination of Corporate Cash on hand and borrowings under our senior unsecured revolving credit facility. See Note 4 - *Acquisitions* and Note 11 - *Corporate Debt and Other Borrowings, Net* within the notes to the consolidated financial statements for additional information.

We actively monitor changes to our liquidity needs caused by general business volumes and price volatility, including higher margin requirements of clearing corporations and exchanges, and stress scenarios involving a sustained market downturn and the persistence of current interest rates. We believe that based on current levels of operations and anticipated growth, our cash flow from operations, together with other available sources of funds, which include five uncommitted lines of credit, the revolving credit facility established through our Credit Agreement and the committed revolving credit facility of LPL Financial, will provide us with adequate liquidity to satisfy our short-term and long-term working capital needs, the payment of all of our obligations and the funding of anticipated capital expenditures.

We regularly evaluate our existing indebtedness, including potential issuances and refinancing opportunities, based on a number of factors, including our capital requirements, future prospects, contractual restrictions, the availability of refinancing on attractive terms and general market conditions. As of December 31, 2024, the earliest principal maturity date for our corporate debt with outstanding balances is in 2026 and our revolving credit facilities and uncommitted lines of credit mature between 2025 and 2029.

Share Repurchases

We engage in a share repurchase program that was approved by our Board, pursuant to which we may repurchase our issued and outstanding shares of common stock from time to time. Purchases may be effected in open market or privately negotiated transactions. Our current capital deployment framework remains focused on investing in organic growth first, pursuing acquisitions where appropriate and returning excess capital to stockholders. We paused share repurchases following the announcement of the Atria transaction in the first quarter of 2024 and resumed repurchases in the fourth quarter of 2024. The Company repurchased 605,361 shares for a total of $170.0 million for the year ended December 31, 2024. As of December 31, 2024 we had $730.0 million remaining under our existing repurchase program. The timing and amount of share repurchases, if any, is determined at our discretion within the constraints of our Credit Agreement, applicable laws and consideration of our general liquidity needs. See Note 15 - *Stockholders' Equity*, within the notes to the consolidated financial statements for additional information regarding our share repurchases.

Common Stock Dividends

The payment, timing and amount of any dividends are subject to approval by LPLFH's Board, as well as certain limits under our Credit Agreement. See Note 15 - *Stockholders' Equity*, within the notes to the consolidated financial statements for additional information regarding our dividends.

LPL Financial Liquidity

LPL Financial relies primarily on client payables to fund margin lending. LPL Financial maintains additional liquidity through external lines of credit totaling $1.2 billion at December 31, 2024. LPL Financial also maintains a line of credit with the Parent.

External Liquidity Sources

The following table presents amounts outstanding and available under our external lines of credit at December 31, 2024 (in millions):

Description	Borrower	Maturity Date	Outstanding	Available
Senior unsecured, revolving credit facility	LPL Holdings, Inc.	May 2029	$ 1,047	$ 1,203
Broker-dealer revolving credit facility	LPL Financial LLC	May 2025	$ —	$ 1,000
Unsecured, uncommitted lines of credit	LPL Financial LLC	None	$ —	$ 75
Unsecured, uncommitted lines of credit	LPL Financial LLC	September 2025	$ —	$ 50
Secured, uncommitted lines of credit	LPL Financial LLC	March 2025	$ —	$ 75
Secured, uncommitted lines of credit	LPL Financial LLC	None	$ —	unspecified
Secured, uncommitted lines of credit	LPL Financial LLC	None	$ —	unspecified

Capital Resources

The Company seeks to manage capital levels in support of its business strategy of generating and effectively deploying capital for the benefit of our stockholders.

Our primary requirement for working capital relates to funds we loan to our advisors' clients for trading conducted on margin and funds we are required to maintain for regulatory capital and reserves based on the requirements of our regulators and clearing organizations, which also consider client balances and trading activities. We have several sources of funds that enable us to meet increases in working capital requirements that relate to increases in client margin activities and balances. These sources include cash and equivalents on hand, the committed revolving credit facility of LPL Financial and proceeds from repledging or selling client securities in margin accounts. When an advisor's client purchases securities on margin or uses securities as collateral to borrow from us on margin, we are permitted, pursuant to the applicable securities industry regulations, to repledge, loan or sell securities, up to 140% of the client's margin loan balance, that collateralize those margin accounts.

Our other working capital needs are primarily related to loans we are making to advisors and timing associated with receivables and payables, which we have satisfied in the past from internally generated cash flows.

We may sometimes be required to fund capital requirements necessary to effect client transactions in securities markets and cash sweep balances held at third-party banks that arise from the delayed receipt of client funds. These capital requirements are funded either with internally generated cash flows or, if needed, with funds drawn on our uncommitted lines of credit at LPL Financial or one of our revolving credit facilities.

Our broker-dealer subsidiaries are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital. LPL Financial, our primary broker-dealer subsidiary, computes net capital requirements under the alternative method, which requires firms to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from client transactions.

The following table presents the net capital position of the Company's primary broker-dealer subsidiary (in thousands):

	December 31, 2024
LPL Financial LLC	
Net capital	$ 443,742
Less: required net capital	19,426
Excess net capital	$ 424,316

Payment by our broker-dealer subsidiaries of dividends greater than 10% of their respective excess net capital during any 35-day rolling period requires approval from FINRA. In addition, each broker-dealer subsidiary's ability to pay dividends would be restricted if its net capital would be less than 5% of aggregate customer debit balances.

LPL Financial also acts as an introducing broker-dealer for commodities and futures. Accordingly, its trading activities are subject to the NFA's financial requirements and it is required to maintain net capital that is in excess of or equal to the greatest of NFA's minimum financial requirements. The NFA was designated by the Commodity Futures Trading Commission as LPL Financial's primary regulator for such activities. Currently, the highest NFA requirement is the minimum net capital calculated and required pursuant to the SEC's Uniform Net Capital Rule.

Our subsidiary PTC is also subject to various regulatory capital requirements. Failure to meet the respective minimum capital requirements can result in certain mandatory and discretionary actions by regulators that, if undertaken, could have substantial monetary and non-monetary impacts on PTC's operations.

As of December 31, 2024, the Company's regulated subsidiaries, including LPL Financial, LPL Enterprise, Atria's seven introducing broker-dealer subsidiaries, and PTC, met all capital adequacy requirements to which they were subject.

Supplemental Guarantor Financial Information

The Company has an outstanding registration statement to issue, among other things, non-convertible debt securities that may be offered by LPL Holdings, Inc. (the "Issuer"), a wholly owned subsidiary of LPLFH (together with the Issuer, the "Obligor Group"), and full and unconditional guarantees by LPLFH of such debt securities. The debt securities issued by the Issuer pursuant to such registration statement are fully and unconditionally guaranteed by LPLFH. LPLFH is a Delaware holding corporation that manages substantially all of its operations through investments in subsidiaries. See Note 1 - *Organization and Description of the Company* and Note 11- *Corporate Debt and Other Borrowings, Net*, within the notes to the consolidated financial statements for additional information.

Pursuant to Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended, the following tables present summarized financial information for the Obligor Group on a combined basis. Balances and transactions between the Obligor Group have been eliminated. Financial information for non-guarantor subsidiaries, which includes all other subsidiaries of the Issuer, has been excluded and intercompany balances and transactions between the Obligor Group and non-guarantor subsidiaries are presented on separate lines. The summarized financial information below should be read in conjunction with the Company's consolidated financial statements contained herein as the summarized financial information for the Obligor Group may not be indicative of results of operations or financial position of the Issuer or LPLFH had they operated as independent entities.

The following tables present the summarized financial information for the periods presented (in thousands):

	LPL Holdings, Inc. & LPL Financial Holdings Inc.
Combined Summarized Statements of Income	**Year Ended December 31, 2024**
Revenues[1]	$ 107,153
Revenues from non-guarantor subsidiaries	16,246
Advisory and commission expense[1]	103,333
Interest expense on borrowings	270,278
Expenses from non-guarantor subsidiaries	22,800
Loss before provision for income taxes	(354,528)
Net loss	(269,956)

_____

(1) Revenues primarily include unrealized gains and losses on assets held in the non-qualified deferred compensation plan offered to advisors and employees, while advisory and commission expense includes the deferred advisory and commission fee expense associated with mark-to-market gains or losses on the non-qualified deferred compensation plan offered to advisors.

	LPL Holdings, Inc. & LPL Financial Holdings Inc.	
Combined Summarized Statements of Financial Condition	**December 31, 2024**	**December 31, 2023**
Cash and equivalents	$ 39,782	$ 26,587
Other receivables, net	15,032	2,793
Property and equipment, net	161,845	154,920
Goodwill	1,251,908	1,251,908
Other intangibles, net	67,486	95,461
Receivables from non-guarantor subsidiaries	148,855	153,377
Other assets	1,333,061	1,017,289
Corporate debt and other borrowings, net	5,494,724	3,734,111
Accounts payable and accrued liabilities	66,818	53,817
Payables to non-guarantor subsidiaries	101,400	76,683
Other liabilities	1,247,792	986,274

Debt and Related Covenants

The Credit Agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

- incur additional indebtedness or issue disqualified stock or preferred stock;
- declare dividends, or other distributions to stockholders;
- repurchase equity interests;
- redeem indebtedness that is subordinated in right of payment to certain debt instruments;
- make investments or acquisitions;
- create liens;
- sell assets;
- guarantee indebtedness;
- engage in certain transactions with affiliates;
- enter into agreements that restrict dividends or other payments from subsidiaries; and
- consolidate, merge or transfer all or substantially all of our assets.

Our Credit Agreement allows us to pay dividends and distributions or repurchase our common stock only when certain conditions are met. In addition, our revolving credit facility requires us to be in compliance with certain financial covenants as of the last day of each fiscal quarter. The financial covenants require the calculation of Credit Agreement EBITDA, as defined in, and calculated by management in accordance with, the Credit Agreement. The Credit Agreement defines Credit Agreement EBITDA as "Consolidated EBITDA," which is Consolidated Net Income (as defined in the Credit Agreement) plus interest expense on borrowings, provision for income taxes, depreciation and amortization and amortization of other intangibles, and is further adjusted to exclude certain non-cash charges and other adjustments, and to include future expected cost savings, operating expense reductions or other synergies from certain transactions.

As of December 31, 2024, we were in compliance with our Credit Agreement financial covenants, which include a maximum Consolidated Total Debt to Consolidated EBITDA Ratio (as defined in the Credit Agreement) or "Leverage Ratio" and a minimum Consolidated EBITDA to Consolidated Interest Expense Ratio (as defined in the Credit Agreement) or "Interest Coverage." The breach of these financial covenants would be subject to certain equity cure rights. The required ratios under our financial covenants and actual ratios were as follows:

Financial Ratio	December 31, 2024	
	Covenant Requirement	Actual Ratio
Leverage Ratio (Maximum)	4.0	1.89
Interest Coverage (Minimum)	3.0	10.09

Certain restrictive covenants under certain of our Indentures are currently suspended. However, a credit rating downgrade to a below investment grade rating could cause currently suspended restrictive covenants under certain of our Indentures to be automatically reinstated.

See Note 11 - *Corporate Debt and Other Borrowings, Net*, within the notes to the consolidated financial statements for additional information regarding the Credit Agreement.

Contractual Obligations

The following table provides information with respect to our commitments and obligations as of December 31, 2024 (in thousands):

	Payments Due by Period				
	Total	< 1 Year	1-3 Years	3-5 Years	> 5 Years
Operating leases(1)	$ 174,992	$ 36,429	$ 69,897	$ 50,433	$ 18,233
Finance leases(1)	233,640	8,879	18,228	18,871	187,662
Purchase obligations(2)	251,994	120,073	110,271	13,940	7,710
Corporate debt and other borrowings, net(3)	5,517,000	—	1,920,000	2,697,000	900,000
Interest payments(4)	1,289,401	306,949	533,173	288,029	161,250
Commitment and other fees(5)	16,824	4,432	7,319	5,073	—
Total contractual cash obligations	$ 7,483,851	$ 476,762	$ 2,658,888	$ 3,073,346	$ 1,274,855

_____

(1) Represents future payments under operating or finance leases, respectively. See Note 12 - *Leases,* within the notes to the consolidated financial statements for further detail.

(2) Includes future minimum payments under service, development and agency contracts and other contractual obligations. See Note 14 - *Commitments and Contingencies*, within the notes to the consolidated financial statements for further detail on obligations under non-cancelable service contracts.

(3) Represents principal payments on our corporate debt and other borrowings. See Note 11 - *Corporate Debt and Other Borrowings, Net*, within the notes to the consolidated financial statements for further detail.

(4) Represents interest payments under our Credit Agreement, which include a variable interest payment for our senior unsecured credit facilities and a fixed interest payment for our senior unsecured notes. Variable interest payments assume the applicable interest rates at December 31, 2024 remain unchanged. See Note 11 - *Corporate Debt and Other Borrowings, Net*, within the notes to the consolidated financial statements for further detail.

(5) Represents commitment fees for unused borrowings on the revolving credit facility under our Credit Agreement. See Note 11 - *Corporate Debt and Other Borrowings, Net*, within the notes to the consolidated financial statements for further detail.

As of December 31, 2024, we have a liability for unrecognized tax benefits of $46.5 million, which we have included in other liabilities in the consolidated statements of financial condition. This amount has been excluded from the contractual obligations table because we are unable to reasonably predict the ultimate amount or timing of future tax payments.

Risk Management

Risk is an inherent part of our business activities. To manage risk, we have implemented an ERM framework that supports a resilient and adaptive risk-focused organization, designed to enable us to navigate uncertainties, make informed and consistent decisions, and seize growth opportunities. This framework defines our risk appetite, facilitates the incorporation of risk assessment into decision-making processes, enables execution of our business strategy, and protects the Company and our franchise.

Our Company-wide risk appetite statement is a crucial component of our risk governance framework. It defines the overall level and types of risk we are prepared to accept in order to achieve our strategic objectives and business plan. This statement categorizes risks into strategic, technology, regulatory compliance, operational, liquidity, reputational, credit, interest rate risk, and market risks.

Additionally, this framework aims to ensure policies and procedures are in place and appropriately designed to identify and manage risk at appropriate levels throughout the Company and within various departments. We have established advisor-facing and internal written policies and procedures that govern the conduct of our advisors and employees. Our advisor-facing policies are specifically designed to provide guidelines and procedures that ensure advisors adhere to regulatory requirements and maintain ethical standards in their professional conduct while our internal policies cover a wide range of topics designed to promote compliance, consistency, risk management, and culture and values across the Company.

Our framework is designed to promote clear lines of risk management ownership and accountability while providing a structured escalation process for key risk information and events. Additionally, risk is managed and monitored within business units by embedded risk groups providing guidance on governance, controls, policies and other risk management activities.

We operate a three lines of defense model, an industry-standard framework that clarifies roles and responsibilities, and that supports a comprehensive risk management and governance framework. The three lines and associated responsibilities are as follows:

- *First Line of Defense*: This consists of operational management, which owns and manages the risks within their business unit. They are responsible for implementing controls and managing day-to-day risks.
- *Second Line of Defense*: This includes the risk management and compliance functions. They provide guidance and oversight, and monitor the effectiveness of controls implemented by the first line.
- *Third Line of Defense*: This is the internal audit function, which provides independent assurance. They assess the effectiveness of our risk management and internal controls.

Internal Audit Department

As the third line of defense, the Internal Audit department provides independent and objective assurance of the effectiveness of the Company's governance, risk management, and internal controls by conducting risk assessments and audits designed to identify and cover important risk categories. Internal Audit reports directly to the ARC, which provides oversight of Internal Audit's activities and approves its annual plan. The Internal Audit department reports to the ARC at least quarterly.

Risk Governance Committee Structure

Risk management at the Company requires independent Company-level oversight, accountability of our business areas, and effective communication of risk matters to senior management and ultimately the Board. This risk management approach encompasses the Board and its committees, the ROC and its subcommittees, and our three lines of defense model. We regularly reevaluate and, when necessary, modify our processes to enhance the identification and escalation of risks and events.

Audit and Risk Committee of the Board

The ARC oversees and monitors, among other things, the Company's enterprise risk management (except for risks assigned to other committees of the Board or retained by the Board), and is responsible for reviewing and assessing our processes to manage and control risk. In this capacity, the ARC reviews reports from risk-focused management committees; reviews emerging risks and regulatory matters; and reviews Internal Audit reports on the assessment of the Company's control environment. The ARC reports to the Board on a regular basis and coordinates with the Board and other Board committees with respect to the oversight of risk management and risk assessment guidelines.

Compensation and Human Resources Committee of the Board

In addition to its other responsibilities, the Compensation and Human Resources Committee of the Board assesses whether our compensation arrangements encourage inappropriate risk-taking, and whether risks arising from our compensation arrangements are reasonably likely to have a material adverse effect on the Company.

Risk Oversight Committee of LPL Financial

The ROC, a management committee chaired by the chief risk officer, oversees our risk management activities, including those of our subsidiaries. The ROC, which generally meets once every two months, with additional ad hoc meetings as necessary. The members of the ROC include certain Managing Directors of LPL Financial, as well as other members of LPL Financial's senior management team who serve as ex-officio/non-voting members and represent key control areas of the Company. Participation in the ROC by senior officers is intended to ensure that the ROC covers the key risk areas of the Company, including its subsidiaries. The ROC thoroughly reviews significant matters relating to risk priorities, policies, control procedures and related exceptions. It also examines certain new and complex products and business arrangements, transactions with significant risk elements and identified emerging risks.

The chief risk officer provides updates on pertinent ROC discussions to the Audit and Risk Committee on a regular basis and, if necessary or requested, to the Board.

Subcommittees of the Risk Oversight Committee

The ROC has established multiple subcommittees to support effective supervision of our risk exposures and processes. The subcommittees meet regularly and are responsible for keeping the ROC informed and escalating issues in accordance with the Company's escalation protocols. The responsibilities of such subcommittees include, for example, oversight of operational risk; oversight of the approval of new and complex investment products offered to advisors' clients; oversight of our technology; and issues and trends related to advisor compliance.

Regulatory and Compliance Risk

The regulatory environment in which we operate is discussed in detail within Part I, *"Item 1. Business"* of this Annual Report on Form 10-K. In recent years, and during the period presented in this Annual Report on Form 10-K, we have observed the SEC, FINRA, DOL and state regulators broaden the scope, frequency and depth of their examinations and inquiries to include greater emphasis on the quality, consistency and oversight of our compliance systems and programs. Please consult the *"Risks Related to Our Regulatory Environment"* and the *"Risks Related to Our Business and Industry"* sections within Part I, *"Item 1A. Risk Factors"* for more information about the risks associated with operating within our regulatory environment, pending regulatory matters and the potential related effects on our operations.

Operational Risk

Operational risk refers to the risk of loss resulting from inadequate or failed processes and/or systems as a result of external events and is inherent in all Company activities. Instances where operational risk exposure can manifest across our business include, but are not limited to: process or control failures; external or internal fraud resulting from unethical behavior or misconduct of employees and advisors; external events such as a pandemic, theft, or fraud; risks introduced by third-party vendors and/or counterparties; issues stemming from the use of artificial intelligence; and inadequate data governance, which could result in data breaches, loss, lack of compliance, or unauthorized access.

As a Company, we manage operational risk exposure through sound processes, tracking performance across key risk appetite metrics, making key investments that account for the complexity inherent in our operations, and proactively identifying risks, while ensuring the appropriate steps are taken to manage exceeding risk tolerance level. Operational risk is reviewed, monitored and challenged by the Operational Risk Oversight Committee, which is a subcommittee of the ROC.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP, which requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We consider the following critical accounting policies to be most significant because they involve a higher degree of judgment and complexity and require management to make estimates regarding matters that are uncertain and susceptible to change where such change may result in a material adverse impact on our financial condition or results of operations.

Revenue Recognition

Revenue is recognized when control of the promised service is transferred to customers in an amount that reflects the consideration that we expect to be entitled to in exchange for those services. Management exercises judgment to estimate revenue accruals. In particular, our trailing commission revenue, included in commission revenue on the consolidated statements of income, is generally received in arrears and therefore requires management to estimate accrued amounts based on revenue received in prior periods, market performance and payment frequency of each product type or sponsor. See Note 2 - *Summary of Significant Accounting Policies* and Note 3 - *Revenue*, within the notes to the consolidated financial statements for further detail.

Commitments and Contingencies

Liabilities related to loss contingencies are recognized when we believe it is probable a liability has occurred and the amount can be reasonably estimated by management. We have established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated.

We also accrue for losses at our captive insurance subsidiary for those matters covered by self-insurance. Our captive insurance subsidiary records losses and loss reserve liabilities based on actuarially determined estimates of losses incurred, as well as specific reserves for proceedings and matters that are probable and estimable. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult and requires management to make significant judgments. For additional information, see Note 2 - *Summary of Significant Accounting Policies* and Note 14 - *Commitments and Contingencies - "Legal and Regulatory Matters,"* within the notes to the consolidated financial statements.

Acquisitions

Acquisitions, including those accounted for under the acquisition method of accounting for business combinations or as asset acquisitions, require management to allocate purchase consideration, including contingent consideration, to the fair value of assets acquired or liabilities assumed, as applicable. This allocation requires management to apply judgment and make assumptions about future earnings and performance and may be based on preliminary valuations. Estimates and assumptions used in the acquisition method of accounting for business combinations are subject to change during the respective measurement period, which is not to exceed one year from the acquisition date, as valuations are finalized. Any changes in estimates or assumptions will change the purchase price allocations, including any amounts allocated to other intangible assets, liabilities for contingent consideration, other assets acquired or liabilities assumed, or goodwill, as applicable. Goodwill is recognized as the excess of the purchase consideration over the fair value of net assets acquired.

Contingent Consideration

Certain of the Company's acquisitions include contingent consideration, which may result in the transfer of additional cash consideration to the sellers if certain milestones are achieved in the years following an acquisition. Contingent payments are estimated by applying forecasted growth or conversion rates to project future revenue or asset growth and discount rates which are based on the cost of capital. For acquisitions accounted for under the acquisition method of accounting for business combinations, any such contingent consideration is recognized at its estimated fair value on the date of acquisition within other liabilities in the consolidated statements of financial condition. This contingent consideration is remeasured at its fair value at each subsequent reporting date until the contingency is resolved. Any changes in fair value are recognized in other expense in the consolidated statements of operations. The Company does not recognize a liability for contingent payments in acquisitions that are accounted for as asset acquisitions as the amounts to be paid will be uncertain until a future measurement date. For additional information, see Note 4 - *Acquisitions* and Note 9 - *Goodwill and Other Intangibles, Net* within the notes to the consolidated financial statements.

Goodwill and Other Intangibles, Net

Management also applies judgment when testing for impairment of goodwill and other indefinite-lived intangible assets, including estimating fair values. Goodwill and other indefinite-lived intangible assets are evaluated annually for impairment in the fourth fiscal quarter and between annual tests if certain events occur indicating that the carrying amounts may be impaired.

Intangible assets that are deemed to have definite lives are amortized over their useful lives or the estimated period the intangible asset will provide economic benefit. Definite-lived intangible assets are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount may not be recoverable. For additional information, see Note 2 - *Summary of Significant Accounting Policies* and Note 9 - *Goodwill and Other Intangibles, Net* within the notes to the consolidated financial statements.

Income Taxes

In preparing the consolidated financial statements, we estimate the provision for income taxes based on various jurisdictions where we conduct business. This requires management to estimate current tax obligations and to assess temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. These temporary differences result in deferred tax assets and liabilities, which we must then assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more likely than not that such deferred tax assets will not be realized. Changes in the estimate of tax assets and liabilities occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where we had previously taken certain tax positions and newly enacted statutory, judicial and regulatory guidance. For more information, see Note 2 - *Summary of Significant Accounting Policies* and Note 13 - *Income Taxes*, within the notes to the consolidated financial statements.

Recently Issued Accounting Pronouncements

Refer to Note 2 - *Summary of Significant Accounting Policies,* within the notes to the consolidated financial statements for a discussion of recent accounting pronouncements or changes in accounting pronouncements that are of significance, or potential significance, to us.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Liquidity Risk

Liquidity risk refers to the potential inability to meet, in a timely and cost-effective manner, contractual and contingent financial obligations either on or off-balance sheet, as they come due. Our primary liquidity needs are driven by transaction settlement, custody requirements, interest on corporate debt, strategic acquisitions, and capital returned to shareholders, among other liquidity needs. We meet our liquidity needs primarily from working capital and cash generated by client activity as well as external financing. A reduction in our liquidity position could reduce client confidence in us, which could result in the loss of client assets and accounts. In addition, if our broker-dealer subsidiaries fail to meet regulatory capital guidelines or are unable to obtain regulatory approval, when required, to declare a dividend, regulators could limit the subsidiaries' ability to pay dividends or limit their operations, which could reduce our liquidity and adversely affect our ability to repay debt, pay dividends on our common stock, or repurchase shares. In addition, we may need to provide additional funding to such subsidiaries. Potential conditions that could negatively impact our liquidity position include but are not limited to illiquid or volatile markets, diminished access to debt or capital markets, unforeseen cash or capital requirements, regulatory penalties or fines, settlements, customer restitution or other remediation costs, or adverse legal settlements or judgments.

Each liquidity risk is assessed individually, considering its potential impact on the business, stakeholders, and reputation to establish appropriate risk mitigation measures. We have monitoring programs and controls to monitor, review, challenge, and discuss key liquidity issues that may have impact on the Company.

Credit Risk

Credit risk is the risk of loss due to adverse changes in a borrower's, issuer's or counterparty's ability to meet its financial obligations under contractual or agreed upon terms. We are subject to credit risk from certain loans extended to advisors and institutions when we extend loans with repayment terms to facilitate advisors' and institutions' transition to our platform or to fund business development activities. We are also subject to credit risk

when a forgivable loan to an advisor or institution converts to repayable upon advisor or institution termination or change in agreed upon terms.

Credit risk also arises when collateral posted with LPL Financial by clients to support margin lending or derivative trading is insufficient to meet clients' contractual obligations to LPL Financial. Our credit exposure in these transactions consists primarily of margin accounts, through which we extend credit to advisors' clients collateralized by securities in the clients' accounts. Under many of these agreements, we are permitted to sell, repledge or loan these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions.

As our advisors execute margin transactions on behalf of their clients, we may incur losses if clients do not fulfill their obligations, the collateral in the clients' accounts is insufficient to fully cover losses from such investments and our advisors fail to reimburse us for such losses. Our losses on margin accounts were not material during the years ended December 31, 2024 and 2023. We monitor exposure to industry sectors and individual securities and perform analyses on a regular basis in connection with our margin lending activities. We adjust our margin requirements if we believe our risk exposure is not appropriate based on market conditions.

We are subject to concentration risk if we extend large loans to or have large commitments with a single counterparty, borrower or group of similar counterparties or borrowers, or if we accept a concentrated position as collateral for a margin loan. Receivables from and payables to clients and stock borrowing and lending activities are conducted with a large number of clients and counterparties and potential concentration is monitored. We seek to limit this risk through review of the underlying business and the use of our risk appetite limits established by senior management taking into consideration factors including current market conditions, the financial strength of the counterparty, the size of the position or commitment, the expected duration of the position or commitment and other positions or commitments outstanding.

Market Risk

We maintain trading securities and securities sold, but not yet purchased in order to facilitate client transactions, to meet a portion of our clearing deposit requirements at various clearing organizations, to track the performance of our research models and in connection with our dividend reinvestment program. Trading securities are included in investment securities while securities sold, but not yet purchased are included in other liabilities on the consolidated statements of financial condition and can include mutual funds, money market funds, debt securities and equity securities. We enter into market risk sensitive instruments for purposes other than trading, which are included in other assets on the consolidated statements of financial condition and can include deferred compensation plan assets invested in life insurance, money market and other mutual funds, investments in fractional shares held by customers, and other non-traded real estate investment trusts. Changes in the value of our market risk sensitive instruments may result from fluctuations in interest rates, credit ratings of the issuer, equity prices or a combination of these factors.

In facilitating client transactions, our trading securities and securities sold, but not yet purchased generally involve mutual funds, including dividend reinvestments. Our positions held are based upon the settlement of client transactions, which are monitored by our Trading and Operations department.

Positions held to meet clearing deposit requirements consist of U.S. government securities and equity securities. The amount of securities deposited depends upon the requirements of the clearing organization. The level of securities deposited is monitored by the settlements group within our Trading and Operations department.

Our Research department develops model portfolios that are used by advisors in developing client portfolios. We maintain securities owned in internal accounts based on these model portfolios to track the performance of our Research department. At the time a portfolio is developed, we purchase the securities in that model portfolio in an amount equal to the account minimum, which varies by product.

In addition, we are subject to market risk resulting from operational risk events, which can require customer trade corrections. We also bear market risk on the fees we earn that are based on the market value of advisory and brokerage assets, as well as assets on which trailing commissions are paid and assets eligible for sponsor payments.

As of December 31, 2024, the fair value of our trading securities was $42.3 million, and securities sold, but not yet purchased were not material. The fair value of market risk sensitive instruments entered into for other than trading purposes included within other assets was $1.1 billion as of December 31, 2024. See Note 5 - *Fair Value*

Measurements within the notes to the consolidated financial statements for information regarding the fair value of trading securities, securities sold, but not yet purchased and other assets associated with our client facilitation activities.

Interest Rate Risk

We are exposed to risk associated with changes in interest rates. As of December 31, 2024, $2.1 billion of our outstanding debt was subject to floating interest rate risk. While our term loan is subject to increases in interest rates, we do not believe that a short-term change in interest rates would have a material impact on our net income given revenue generated by our client cash balances, which is generally subject to the same, but off-setting, interest rate risk.

The following table summarizes the impact of increasing interest rates on our interest expense from the variable portion of our debt outstanding, calculated using the projected average outstanding balance over the subsequent twelve-month period (in thousands):

	Outstanding Balance at December 31, 2024	Annual Impact of an Interest Rate [†] Increase of			
		10 Basis Points	25 Basis Points	50 Basis Points	100 Basis Points
Corporate Debt and Other Borrowings					
Term Loan A	$ 1,020,000	$ 1,020	$ 2,550	$ 5,100	$ 10,200
Revolving Credit Facility	1,047,000	1,047	2,618	5,235	10,470
Variable-Rate Debt Outstanding	$ 2,067,000	$ 2,067	$ 5,168	$ 10,335	$ 20,670

_____

(†) Our interest rate for our Term Loan A is locked in for one, two, three, six or twelve months as allowed under the Credit Agreement. At the end of the selected periods the rates will be locked in at the then-current rate. The effect of these interest rate locks are not included in the table above.

See Note 11 - *Corporate Debt and Other Borrowings, Net,* within the notes to the consolidated financial statements for additional information.

We offer our advisors and their clients two FDIC insured bank sweep vehicles and a CCA that are interest rate sensitive. Our FDIC insured sweep vehicles include an (1) insured cash account ("ICA") for individuals, trusts, sole proprietorships and entities organized or operated to make a profit, such as corporations, partnerships, associations, business trusts and other organizations and (2) an insured deposit cash account ("DCA") for advisory individual retirement accounts. Clients earn interest on deposits in the ICA and the DCA while we earn a fee. The fees we earn from cash held in the ICA are based primarily on prevailing interest rates in the current interest rate environment, and are therefore subject to interest rate risk. The fees we earn from the DCA are calculated as a per account fee, and such fees increase as the federal funds target rate increases, subject to a cap.

The Company places ICA sweep overflow into the CCA. These deposits are either used to fund client margin lending or placed in third-party bank or investment accounts, both of which are segregated under federal or other regulations, where they are held as cash or invested in short-term U.S. treasury bills. We earn interest income on these bank deposits and investments in short-term U.S. treasury bills and pay interest to clients on these CCA balances, which are sensitive to prevailing interest rates. This interest income and expense is included in interest income, net in the consolidated statements of income. Changes in interest rates and fees for the deposit sweep vehicles are monitored by our Rate Setting Committee (the "RSC"), which governs and approves any changes to our fees. By meeting promptly around the time of Federal Open Market Committee meetings, or for other market or non-market reasons, the RSC considers financial risk of the deposit sweep vehicles relative to other products into which clients may move cash balances.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of
LPL Financial Holdings Inc.
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of LPL Financial Holdings Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Acquisition of Atria Wealth Solutions, Inc. – Accounting for the provisional valuation of acquired definite-lived intangible assets— Refer to Note 4 to the financial statements

Critical Audit Matter Description

On October 1, 2024, the Company acquired 100% of the outstanding common shares of Atria Wealth Solutions, Inc., a wealth management solutions holding company. Total consideration for the transaction was $888.4 million, which included an initial cash payment of $858.9 million and a liability of $29.5 million for contingent consideration, which represents the acquisition date fair value of the additional cash consideration that may be transferred to the sellers if certain asset conversion or retention and other milestones, including conversion of off-platform assets to the Company's platform, are achieved in the year following the closing.

The Company accounted for the acquisition under the acquisition method of accounting for business combinations. The purchase price is provisionally allocated across the estimated fair value of the definite-lived intangible and tangible assets acquired and liabilities assumed, with the excess purchase price allocated to goodwill.

The Company used the income approach to estimate the fair value of the intangible assets, which provisionally comprised of $201.7 million of institutional relationships and $438.2 million of advisor relationships. The fair value of the intangible assets required management to make significant estimates and assumptions related to future net cash flows and discount rates.

Given the fair value determination of intangible assets requires management to make significant estimates and assumptions related to the forecasted net cash flows, as well as the selection of the discount rates, performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of intangible assets included the following, among others:

- We obtained an understanding, evaluated the design, and tested operating effectiveness of internal controls. For example, we tested controls over management's valuation of intangible assets, including the review of forecasts of future net cash flows and the selection of the discount rate.

- We evaluated management's policies and methodology for establishing the fair value of intangible assets used in the purchase price allocation, which was provisionally allocated as of December 31, 2024.

- We assessed the knowledge, skill, ability, and objectivity of management's valuation specialist and evaluated the work performed.

- We evaluated the reasonableness of business assumptions related to future net cash flows for the intangible assets, considering the past performance of the acquired company, the Company's strategic plan going forward, previous acquisitions by the Company, and evidence obtained in other areas of the audit, and obtained audit support to substantiate the material assumptions therein.

- We tested the completeness and accuracy of the underlying data supporting the forecasts of future net cash flows.

- With the assistance of our fair value specialists, we tested:

  – the reasonableness of the income approach valuation methodology by challenging key valuation assumptions related to future net cash flows and discount rates and comparing them to industry benchmarks and data and testing the mathematical accuracy of the valuation of intangible assets by performing a recalculation.

  – the reasonableness of the discount rates by developing a range of independent estimates and comparing those to the discount rates selected by management.

- We performed sensitivity analyses of business assumptions related to future net cash flows to evaluate the changes in the fair value of the intangible assets that would result.

Valuation of contingent consideration as of December 31, 2024 — Refer to Notes 2 and 5 to the financial statements

Critical Audit Matter Description

Certain of the Company's acquisitions include contingent consideration, which may result in the transfer of additional cash consideration to the sellers if certain milestones are achieved in the years following an acquisition. For acquisitions accounted for under the acquisition method of accounting for business combinations, any such contingent consideration is recognized at its estimated fair value on the date of acquisition within other liabilities in the consolidated statements of financial condition. This contingent consideration is remeasured at its fair value at each subsequent reporting date until the contingency is resolved. Any changes in fair value are recognized in other expense in the consolidated statements of operations.

The Company determines the fair value for its contingent consideration obligations using probability weighted and Monte-Carlo simulation. Contingent payments are estimated by applying significant unobservable inputs, including

forecasted growth rates applied to projected future revenue or asset growth, conversion or retention rates, and discount rates which are based on the cost of debt and equity. These projections are measured against the performance targets specified in each respective acquisition agreement, which may include growth in assets under management, net new assets, asset conversion or retention, or revenue growth. Significant increases or decreases in the Company's forecasted growth rates over the measurement period or discount rates would result in a higher or lower fair value measurement.

The balance of contingent consideration recorded in other liabilities as of December 31, 2024, was $196.9 million.

Given the fair value determination of contingent consideration requires management to make significant estimates and assumptions related to asset growth, conversion or retention rates and the selection of the discount rates, performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the valuation of contingent consideration included the following, among others:

- We obtained an understanding, evaluated the design, and tested operating effectiveness of internal controls over the valuation of contingent consideration. For example, we tested controls over management's valuation processes, including the review of asset growth, conversion or retention rate, and the selection of the discount rate.

- We evaluated management's policies and methodology for establishing the fair value of contingent consideration used in the purchase price allocation and remeasurement at December 31, 2024.

- We assessed the knowledge, skill, ability, and objectivity of management's valuation specialist and evaluated the work performed.

- We evaluated the reasonableness of business assumptions related to projected future revenue, asset growth or conversion or retention rates over the earnout periods for the contingent consideration, considering the past performance of the acquired company, the Company's strategic plan going forward, previous acquisitions by the Company, and evidence obtained in other areas of the audit, and obtained audit support to substantiate the material assumptions therein.

- We tested the completeness and accuracy of the underlying data supporting the significant assumptions and fair value estimates.

- With the assistance of our fair value specialists, we tested:

  - the reasonableness of the Monte-Carlo simulation model and Probability Weighted Expected Return Method by independently running Monte-Carlo Simulations and Probability Weighted Expected Return Method models to calculate independent estimates of the fair value of contingent consideration. We compared the results of our estimates of fair value of the contingent consideration to the Company's fair value estimates.

  - the reasonableness of the discount rates by developing a range of independent estimates and comparing those to the discount rates selected by management.

- We performed sensitivity analyses of the key inputs to evaluate the changes in the fair value estimates of the contingent consideration that would result from changes in the key inputs.

/s/ Deloitte & Touche LLP

San Diego, California

February 20, 2025

We have served as the Company's auditor since 2001.

LPL FINANCIAL HOLDINGS INC. AND SUBSIDIARIES
Consolidated Statements of Income
(In thousands, except per share data)

		Years Ended December 31,	
	2024	**2023**	**2022**
REVENUE			
Advisory	$ 5,461,858	$ 4,135,681	$ 3,875,154
Commission:			
Sales-based	1,763,232	1,252,783	1,033,806
Trailing	1,542,255	1,299,840	1,292,358
Total commission	3,305,487	2,552,623	2,326,164
Asset-based:			
Client cash	1,426,528	1,509,869	953,624
Other asset-based	1,071,170	867,860	806,649
Total asset-based	2,497,698	2,377,729	1,760,273
Service and fee	552,020	508,437	467,381
Transaction	236,274	199,939	181,260
Interest income, net	187,606	159,415	77,126
Other	144,164	119,024	(86,533)
Total revenue	12,385,107	10,052,848	8,600,825
EXPENSE			
Advisory and commission	7,751,006	5,915,807	5,324,827
Compensation and benefits	1,136,717	979,681	820,736
Promotional	589,339	459,233	339,994
Depreciation and amortization	308,527	246,994	199,817
Occupancy and equipment	281,210	248,620	219,798
Interest expense on borrowings	274,181	186,804	126,234
Amortization of other intangibles	135,234	107,211	87,560
Brokerage, clearing and exchange	127,941	105,984	86,063
Professional services	93,729	72,583	72,519
Communications and data processing	75,838	75,717	67,687
Other	218,493	209,439	143,937
Total expense	10,992,215	8,608,073	7,489,172
INCOME BEFORE PROVISION FOR INCOME TAXES	1,392,892	1,444,775	1,111,653
PROVISION FOR INCOME TAXES	334,276	378,525	265,951
NET INCOME	$ 1,058,616	$ 1,066,250	$ 845,702
EARNINGS PER SHARE			
Earnings per share, basic	$ 14.17	$ 13.88	$ 10.60
Earnings per share, diluted	$ 14.03	$ 13.69	$ 10.40
Weighted-average shares outstanding, basic	74,713	76,807	79,801
Weighted-average shares outstanding, diluted	75,427	77,861	81,285

See notes to consolidated financial statements.

LPL FINANCIAL HOLDINGS INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition
(In thousands, except share data)

	December 31,	
	2024	**2023**
ASSETS		
Cash and equivalents	$ 967,079	$ 465,671
Cash and equivalents segregated under federal or other regulations	1,597,249	2,007,312
Restricted cash	119,724	108,180
Receivables from clients, net	633,834	588,585
Receivables from brokers, dealers and clearing organizations	76,545	50,069
Advisor loans, net	2,281,088	1,479,690
Other receivables, net	902,777	743,317
Investment securities	57,481	91,311
Property and equipment, net	1,210,027	933,091
Goodwill	2,172,873	1,856,648
Other intangibles, net	1,482,988	671,585
Other assets	1,815,739	1,390,021
Total assets	$ 13,317,404	$ 10,385,480
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Client payables	$ 1,898,665	$ 2,266,176
Payables to brokers, dealers and clearing organizations	129,228	163,337
Accrued advisory and commission expenses payable	323,996	216,541
Corporate debt and other borrowings, net	5,494,724	3,734,111
Accounts payable and accrued liabilities	588,450	485,963
Other liabilities	1,951,739	1,440,373
Total liabilities	10,386,802	8,306,501
Commitments and contingencies (Note 14)		
STOCKHOLDERS' EQUITY:		
Common stock, $0.001 par value; 600,000,000 shares authorized; 130,914,541 shares and 130,233,328 shares issued at December 31, 2024 and 2023, respectively	131	130
Additional paid-in capital	2,066,268	1,987,684
Treasury stock, at cost — 56,253,909 shares and 55,576,970 shares at December 31, 2024 and 2023, respectively	(4,202,322)	(3,993,949)
Retained earnings	5,066,525	4,085,114
Total stockholders' equity	2,930,602	2,078,979
Total liabilities and stockholders' equity	$ 13,317,404	$ 10,385,480

See notes to consolidated financial statements.

LPL FINANCIAL HOLDINGS INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
(In thousands)

	Common Stock		Additional Paid-In Capital	Treasury Stock		Retained Earnings	Total Stockholders' Equity
	Shares	Amount		Shares	Amount		
BALANCE — December 31, 2021	128,758	$ 129	$1,841,402	48,768	$(2,498,600)	$2,327,602	$ 1,670,533
Net income	—	—	—	—	—	845,702	845,702
Issuance of common stock to settle restricted stock units	368	—	—	136	(25,157)	—	(25,157)
Treasury stock purchases	—	—	—	1,566	(325,031)	—	(325,031)
Cash dividends on common stock - $1.00 per share	—	—	—	—	—	(79,833)	(79,833)
Stock option exercises and other	530	1	18,876	(62)	2,252	7,601	28,730
Share-based compensation	—	—	52,608	—	—	—	52,608
BALANCE — December 31, 2022	129,656	$ 130	$1,912,886	50,408	$(2,846,536)	$3,101,072	$ 2,167,552
Net income	—	—	—	—	—	1,066,250	1,066,250
Issuance of common stock to settle restricted stock units	448	—	—	165	(40,005)	—	(40,005)
Treasury stock purchases	—	—	—	5,076	(1,109,962)	—	(1,109,962)
Cash dividends on common stock - $1.20 per share	—	—	—	—	—	(92,190)	(92,190)
Stock option exercises and other	129	—	6,129	(72)	2,554	9,982	18,665
Share-based compensation	—	—	68,669	—	—	—	68,669
BALANCE — December 31, 2023	130,233	$ 130	$1,987,684	55,577	$(3,993,949)	$4,085,114	$ 2,078,979
Net income	—	—	—	—	—	1,058,616	1,058,616
Issuance of common stock to settle restricted stock units	408	—	—	158	(41,288)	—	(41,288)
Treasury stock purchases	—	—	—	605	(170,096)	—	(170,096)
Cash dividends on common stock - $1.20 per share	—	—	—	—	—	(89,727)	(89,727)
Stock option exercises and other	274	1	(13,177)	(86)	3,011	12,522	2,357
Share-based compensation	—	—	91,761	—	—	—	91,761
BALANCE — December 31, 2024	130,915	$ 131	$2,066,268	56,254	$(4,202,322)	$5,066,525	$ 2,930,602

See notes to consolidated financial statements.

LPL FINANCIAL HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Years Ended December 31,		
	2024	**2023**	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 1,058,616	$ 1,066,250	$ 845,702
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	308,527	246,994	199,817
Amortization of other intangibles	135,234	107,211	87,560
Amortization of debt issuance costs	11,319	8,731	6,853
Share-based compensation	91,761	68,669	52,608
Provision for credit losses	18,970	15,947	13,667
Deferred (benefit) provision for income taxes	(76,244)	(68,454)	(93,349)
Loan forgiveness	292,446	223,517	179,529
Unrealized loss (gain) on deferred compensation plans	66,456	1,164	(449)
Change in estimated fair value of contingent consideration	41,721	26,852	330
Other	(25,319)	11,156	14,902
Changes in operating assets and liabilities:			
Receivables from clients, net	(45,808)	(28,070)	17,254
Receivables from brokers, dealers and clearing organizations	(12,742)	6,207	46,227
Advisor loans, net	(1,103,933)	(594,438)	(341,872)
Other receivables, net	(126,829)	(71,328)	(107,588)
Investment securities - trading	34,183	(38,956)	(73)
Other assets	(435,255)	(213,043)	(148,263)
Client payables	(367,511)	(428,753)	982,705
Payables to brokers, dealers and clearing organizations	(34,149)	15,585	(22,367)
Accrued advisory and commission expenses payable	74,699	11,421	(19,087)
Accounts payable and accrued liabilities	36,977	31,256	50,664
Other liabilities	336,412	117,805	183,381
Operating lease assets	(1,942)	(3,112)	(2,574)
Net cash provided by operating activities	277,589	512,611	1,945,577
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(562,531)	(403,286)	(306,596)
Acquisitions, net of cash acquired	(1,020,221)	(453,475)	(56,458)
Purchases of securities classified as held-to-maturity	(4,769)	(4,725)	(10,936)
Proceeds from maturities of securities classified as held-to-maturity	5,000	5,500	5,000
Purchases of other investments	—	(4,200)	(7,410)
Capitalized interest	(9,611)	—	—
Net cash used in investing activities	(1,592,132)	(860,186)	(376,400)

Continued on following page

LPL FINANCIAL HOLDINGS INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,		
	2024	2023	2022
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from revolving credit facilities	1,430,000	1,718,000	815,000
Repayments of revolving credit facilities	(663,000)	(1,438,000)	(905,000)
Proceeds from senior unsecured term loans	1,020,000	—	—
Repayment of senior secured term loans	(1,027,200)	(10,700)	(10,700)
Proceeds from senior unsecured notes	998,325	749,468	—
Payment of debt issuance costs	(17,905)	(13,474)	(1,872)
Payment of contingent consideration	(50,063)	—	—
Tax payments related to settlement of restricted stock units	(41,288)	(40,005)	(25,157)
Repurchase of common stock	(170,096)	(1,100,101)	(325,031)
Dividends on common stock	(89,727)	(92,190)	(79,833)
Proceeds from stock option exercises and other	28,728	18,665	28,730
Principal payment of finance leases and obligations	(342)	(195)	(408)
Net cash provided by (used in) financing activities	1,417,432	(208,532)	(504,271)
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS, CASH AND EQUIVALENTS SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS AND RESTRICTED CASH	102,889	(556,107)	1,064,906
CASH AND EQUIVALENTS, CASH AND EQUIVALENTS SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS AND RESTRICTED CASH — Beginning of year	2,581,163	3,137,270	2,072,364
CASH AND EQUIVALENTS, CASH AND EQUIVALENTS SEGREGATED UNDER FEDERAL OR OTHER REGULATIONS AND RESTRICTED CASH — End of year	$ 2,684,052	$ 2,581,163	$ 3,137,270
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	$ 268,351	$ 191,350	$ 118,824
Income taxes paid	$ 320,259	$ 535,959	$ 238,155
Cash paid for amounts included in the measurement of operating lease liabilities	$ 31,737	$ 27,714	$ 24,657
Cash paid for amounts included in the measurement of finance lease liabilities	$ 8,727	$ 8,577	$ 8,825
NONCASH DISCLOSURES:			
Capital expenditures included in accounts payable and accrued liabilities	$ 36,260	$ 26,021	$ 33,957
Lease assets obtained in exchange for operating lease liabilities	$ 37,115	$ 17,517	$ 10,785
Contingent consideration liabilities recognized at acquisition date	$ 87,883	$ 88,132	$ —

	December 31,		
	2024	2023	2022
Cash and equivalents	$ 967,079	$ 465,671	$ 847,519
Cash and equivalents segregated under federal or other regulations	1,597,249	2,007,312	2,199,362
Restricted cash	119,724	108,180	90,389
Total cash and equivalents, cash and equivalents segregated under federal or other regulations and restricted cash shown in the statements of cash flows	$ 2,684,052	$ 2,581,163	$ 3,137,270

See notes to consolidated financial statements.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

LPL Financial Holdings Inc. ("LPLFH"), a Delaware holding corporation, together with its consolidated subsidiaries (collectively, the "Company"), provides an integrated platform of brokerage and investment advisory services to independent financial advisors and financial advisors at institutions (collectively, "advisors") in the United States. Through its custody and clearing platform, using both proprietary and third-party technology, the Company provides access to diversified financial products and services, enabling its advisors to offer personalized financial advice and brokerage services to retail investors (their "clients"). The Company's most significant, wholly owned subsidiaries are described below:

- LPL Holdings, Inc. ("LPLH" or "Parent") is an intermediate holding company and directly or indirectly owns 100% of the issued and outstanding common equity interests of all of LPLFH's indirect subsidiaries, including a captive insurance subsidiary that underwrites insurance for various legal and regulatory risks of the Company.

- LPL Financial LLC ("LPL Financial"), with primary offices in San Diego, California; Fort Mill, South Carolina; Tempe, Arizona; Boston, Massachusetts; and Austin, Texas, is a clearing broker-dealer and an investment advisor that principally transacts business for its advisors and institutions on behalf of their clients in a broad array of financial products and services. LPL Financial is licensed to operate in all 50 states, Washington D.C., Puerto Rico and the U.S. Virgin Islands.

- LPL Enterprise, LLC ("LPL Enterprise") is a limited product shelf introducing broker-dealer and registered investment advisor that supports a portion of the Company's institutional business, providing brokerage and investment advisory services to the clients of those institutional businesses.

- LPL Insurance Associates, Inc. operates as an insurance brokerage general agency that offers life and disability insurance products and services for LPL Financial advisors.

- Atria Wealth Solutions, Inc. ("Atria") is a holding company for the registered broker-dealers and investment advisors that the Company acquired in connection with the acquisition of Atria. Atria has seven introducing broker-dealer subsidiaries, which clear transactions through third-party clearing and carrying firms. The Company expects to complete the conversion of assets from these acquired broker-dealers and investment advisors in 2025 and withdraw the related registrations of these entities thereafter.

- AW Subsidiary, Inc. is a holding company for AdvisoryWorld and Blaze Portfolio Systems LLC ("Blaze"). AdvisoryWorld offers technology products, including proposal generation, investment analytics and portfolio modeling, to both the Company's advisors and external clients in the wealth management industry. Blaze provides an advisor-facing trading and portfolio rebalancing platform.

- PTC Holdings, Inc. ("PTCH") is a holding company for The Private Trust Company, N.A. ("PTC"). PTC is chartered as a non-depository limited purpose national bank, providing a wide range of trust, investment management oversight, and custodial services for estates and families. PTC also provides Individual Retirement Account ("IRA") custodial services for LPL Financial.

- LPL Employee Services, LLC and its subsidiary, Allen & Company of Florida, LLC, along with their affiliate Financial Resources Group Investment Services, LLC, provide primary support for the Company's employee advisor affiliation model.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, acquisitions, contingent consideration, goodwill and other intangibles, allowance for credit losses on receivables, share-based compensation, accruals for liabilities, income taxes, revenue and expense accruals and other matters that affect the consolidated financial statements and related disclosures. Actual results could differ from those estimates under different assumptions or conditions and the differences may be material to the consolidated financial statements.

Consolidation

These consolidated financial statements include the accounts of LPLFH and its subsidiaries. Intercompany transactions and balances have been eliminated.

Related Party Transactions

In the ordinary course of business, the Company enters into related party transactions with beneficial owners of more than five percent of the Company's outstanding common stock. Additionally, through its subsidiary LPL Financial, the Company provides services and charitable contributions to the LPL Financial Charitable Foundation Inc., a charitable organization that provides volunteer and financial support within the Company's local communities.

The Company recognized revenue for services provided to these related parties of $25.5 million, $19.7 million and $5.7 million during the years ended December 31, 2024, 2023 and 2022, respectively. The Company incurred expense for services provided by these related parties of $3.6 million, $3.6 million and $3.4 million during the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, receivables from and payables to related parties were $6.3 million and $0.5 million, respectively. As of December 31, 2023, receivables from and payables to related parties were $5.0 million and $0.4 million, respectively.

Reportable Segment

Management has determined that the Company operates in one segment, given the common nature of its operations, products and services, production and distribution process and regulatory environment. For additional information, see Note 20 - *Segment Information*.

Revenue Recognition

Revenue is recognized when control of the promised service is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. For additional information, see Note 3 - *Revenue*.

Compensation and Benefits

The Company records compensation and benefits expense for all cash and deferred compensation, benefits and related taxes as earned by its employees. Compensation and benefits expense also includes fees earned by temporary employees and contractors who perform similar services to those performed by the Company's employees.

Share-Based Compensation

Certain employees, officers, directors, advisors and institutions participate in the Company's various long-term incentive plans that provide for granting stock options, warrants, restricted stock awards, restricted stock units, deferred stock units and performance stock units. Stock options, warrants and restricted stock units generally vest in equal increments over a three-year period and expire on the tenth anniversary following the date of grant. Restricted stock awards and deferred stock units generally vest over a one-year period, and performance stock units generally vest in full at the end of a three-year performance period.

The Company recognizes share-based compensation for equity awards granted to employees, officers and directors as compensation and benefits expense on the consolidated statements of income. See Note 16 - *Share-Based Compensation, Employee Incentives and Benefit Plans* for additional information. The fair value of restricted stock awards, restricted stock units and deferred stock units is equal to the closing price of the Company's stock on the date of grant. The fair value of performance stock units is estimated using a Monte-Carlo simulation model on the date of grant. Share-based compensation is recognized over the requisite service period of the individual awards, which generally equals the vesting period.

The Company recognizes share-based compensation for equity awards granted to advisors and institutions as advisory and commission expense on the consolidated statements of income. The fair value of restricted stock units is equal to the closing price of the Company's stock on the date of grant. Share-based compensation is recognized over the requisite service period of the individual awards, which generally equals the vesting period.

The Company makes assumptions regarding the number of restricted stock awards, restricted stock units, deferred stock units and performance stock units that will be forfeited. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. As a result, changes in the forfeiture assumptions do not impact the total amount of expense ultimately recognized over the service period. Rather, different forfeiture assumptions would only impact the timing of expense recognition over the service period. See Note 16 - *Share-Based Compensation, Employee Incentives and Benefit Plans*, for additional information regarding share-based compensation for equity awards granted.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if dilutive potential shares of common stock had been issued.

Income Taxes

In preparing the consolidated financial statements, the Company estimates income tax expense based on various jurisdictions where it conducts business. The Company needs to estimate current tax obligations and to assess temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. These temporary differences result in deferred tax assets and liabilities. The Company then must assess the likelihood that the deferred tax assets will be realized. A valuation allowance is established to the extent that it is more likely than not that such deferred tax assets will not be realized. When the Company establishes a valuation allowance or modifies the existing allowance in a certain reporting period, it generally records a corresponding increase or decrease to tax expense in the consolidated statements of income. Management makes significant judgments in determining its provision for income taxes, deferred tax assets and liabilities and any valuation allowances recorded against the deferred tax assets. Changes in the estimate of these taxes occur periodically due to changes in the tax rates, changes in the business operations, implementation of tax planning strategies, resolution with taxing authorities of issues where the Company had previously taken certain tax positions and newly enacted statutory, judicial and regulatory guidance. These changes could have a material effect on the Company's consolidated statements of income, financial condition or cash flows in the period or periods in which they occur.

The Company recognizes the tax effects of a position in the consolidated financial statements only if it is more likely than not to be sustained based solely on its technical merits; otherwise, no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, each tax position meeting the recognition threshold is required to be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

Cash and Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash equivalents are composed primarily of money market funds.

Cash and Equivalents Segregated Under Federal or Other Regulations

The Company's broker-dealer subsidiaries are required to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other regulations. At December 31, 2024, this line item included interest bearing deposits, U.S. treasury bills with original maturities of 90 days or less and approximately $0.2 million of cash for the proprietary accounts of broker-dealers. The U.S. treasury bills accrue income as earned. Discounts are accreted using a method that approximates the effective yield method over the term of the bill and are recorded to interest income, net as an adjustment to the investment yield.

Restricted Cash

Restricted cash primarily represents cash held and for use by the captive insurance subsidiary and is primarily composed of U.S. government obligations and money market funds.

Receivables from Clients, Net and Client Payables

Receivables from clients include amounts due on cash and margin transactions. The Company extends credit to clients of its advisors to finance their purchases of securities on margin and receives income from interest charged on such extensions of credit. Client payables represent credit balances in client accounts arising from deposits of funds, proceeds from sales of securities and dividend and interest payments received on securities held in client accounts at LPL Financial. The Company pays interest on certain client payable balances.

Receivables from clients are generally fully secured by securities held in the clients' accounts. To the extent that margin loans and other receivables from clients are not fully collateralized by client securities, the Company establishes an allowance for credit losses that it believes is sufficient to cover expected credit losses. When establishing this allowance for credit losses, the Company considers a number of factors, including its ability to collect from the client or the client's advisor and its historical experience in collecting on such transactions.

The following table reflects a roll-forward of the allowance for credit losses on receivables from clients (in thousands):

	December 31,		
	2024	**2023**	**2022**
Beginning balance — January 1	$ 1,590	$ 909	$ 987
Provision for credit losses	559	1,054	66
(Charge-offs) recoveries, net	(105)	(373)	(144)
Ending balance — December 31	$ 2,044	$ 1,590	$ 909

Advisor Loans, Net

Advisor loans, net include loans made to new and existing advisors and institutions to facilitate their partnership with the Company, transition to the Company's platform or fund business development activities. The decision to extend credit to an advisor or institution is generally based on their credit history and ability to generate future revenue. Loans made can be either repayable or forgivable over terms generally up to ten years provided that the advisor or institution remains licensed through LPL Financial. Forgivable loans are not repaid in cash and are amortized over the term of the loan. If an advisor or institution terminates their arrangement with the Company prior to the loan maturity date, the remaining balance becomes repayable immediately. An allowance for credit losses is recorded at the inception of a repayable loan or upon conversion to a repayable loan upon termination or change in agreed upon terms using estimates and assumptions based on historical lifetime loss experience and expectations of future loss rates based on current facts. Advisor repayable loans, net totaled $360.8 million and $341.0 million as of December 31, 2024 and 2023.

The following table reflects a roll-forward of the allowance for credit losses on advisor loans (in thousands):

	December 31,		
	2024	**2023**	**2022**
Beginning balance — January 1	$ 12,977	$ 15,144	$ 11,575
Provision for credit losses	10,049	8,393	4,790
(Charge-offs) recoveries, net	(5,128)	(10,560)	361
Other	3	—	(1,582)
Ending balance — December 31	$ 17,901	$ 12,977	$ 15,144

Other Receivables, Net

Other receivables, net primarily consist of receivables due from product sponsors and others and miscellaneous receivables. An allowance for credit losses is recorded at inception using estimates and assumptions based on historical experience, current facts and other factors. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

The following table reflects a roll-forward of the allowance for credit losses on other receivables (in thousands):

	December 31,		
	2024	**2023**	**2022**
Beginning balance — January 1	$ 1,448	$ 2,788	$ 1,083
Provision for credit losses	8,362	6,500	8,811
Charge-offs, net of recoveries	(8,015)	(7,840)	(8,688)
Other	550	—	1,582
Ending balance — December 31	$ 2,345	$ 1,448	$ 2,788

Investment Securities

Investment securities include trading and held-to-maturity securities. The Company also has securities that have been sold, but not yet purchased, which are reflected in other liabilities on the consolidated statements of financial condition. The Company generally classifies its investments in debt and equity instruments as trading securities, except for U.S. government notes held by its wholly owned subsidiary PTC, which are held to satisfy minimum capital requirements of the OCC and classified as held-to-maturity securities because the Company has both the intent and the ability to hold these investments to maturity. The Company has not classified any investments as available-for-sale.

Securities classified as trading are carried at fair value while securities classified as held-to-maturity are carried at amortized cost. The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated when security prices move beyond a certain deviation threshold using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates.

Interest income is accrued as earned. Premiums and discounts are amortized using a method that approximates the effective yield method over the term of the security and are recorded as an adjustment to the investment yield. The Company makes estimates about the fair value of investments and the timing for recognizing losses based on market conditions and other factors. If these estimates change, the Company may recognize additional losses. Realized and unrealized gains and losses on trading securities are recognized in other revenue on a net basis in the consolidated statements of income.

Property and Equipment, Net

Internally developed software, leasehold improvements, computers and software and furniture and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. The Company expenses software development costs as incurred during the preliminary project and post-implementation stages. The Company capitalizes software development costs for projects during the application development phase, in which management has authorized and committed to funding the project and it is probable that the project will be completed and utilized as intended. The costs of internally developed software that qualify for capitalization are included in property and equipment and subsequently amortized over the estimated useful life of the software, which is generally 3 to 5 years. The Company does not capitalize pilot projects or projects for which it believes that the future economic benefits are less than probable. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Computers and software are depreciated over a period of 3 to 5 years. Furniture and equipment are depreciated over a period of 3 to 7 years. Land is not depreciated.

Management reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment occurred for the years ended December 31, 2024, 2023 or 2022.

Acquisitions

Accounting for business combinations requires the Company to make significant estimates and assumptions with respect to intangible assets, liabilities assumed, pre-acquisition contingencies, useful lives and liabilities for contingent consideration, as applicable. These assumptions include, but are not limited to, future expected cash flows, asset or revenue growth, discount rates, conversion or retention rates, and market conditions and are based in part on historical experience, market data and information obtained from the management of the acquired companies.

When acquiring companies in business combinations, the Company recognizes separately from goodwill the assets acquired, liabilities assumed and any liabilities for contingent consideration, as applicable, at their acquisition date fair values. Goodwill is recognized for business combinations as of the acquisition date and is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed or recorded.

While the Company uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, these estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired, liabilities assumed or liabilities for contingent consideration with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed or recorded, whichever comes first, any subsequent adjustments are recognized in the consolidated statements of income.

The Company also enters into asset acquisitions for single identifiable intangible assets which are accounted for under a cost accumulation model in which cash consideration and transaction costs are allocated to the intangible assets acquired. Accounting for asset acquisitions requires the Company to make significant estimates and assumptions with respect to the useful life of the asset purchased. These assumptions are based in part on historical experience and market data. The Company does not recognize a liability for contingent payments in acquisitions that are accounted for as asset acquisitions as the amounts to be paid will be uncertain until a future measurement date.

Contingent Consideration

Certain of the Company's acquisitions include contingent consideration, which may result in the transfer of additional cash consideration to the sellers if certain milestones are achieved in the years following an acquisition. Contingent payments are estimated by applying forecasted growth or conversion rates to project future revenue or asset growth and discount rates which are based on the cost of capital. For acquisitions accounted for under the acquisition method of accounting for business combinations, any such contingent consideration is recognized at its estimated fair value on the date of acquisition. This contingent consideration is remeasured at its fair value at each subsequent reporting date until the contingency is resolved. Any changes in fair value are recognized in other expense in the consolidated statements of operations.

Goodwill and Other Intangibles, Net

Goodwill and other indefinite-lived intangibles are evaluated annually for impairment in the fourth fiscal quarter and between annual tests if certain events occur indicating that the carrying amounts may be impaired. If a qualitative assessment is used and the Company determines that the fair value of a reporting unit or indefinite-lived intangible is more likely than not (i.e., a likelihood of more than 50%) less than its carrying amount, a quantitative impairment analysis will be performed. An impairment loss will be recognized if a reporting unit's carrying amount exceeds its fair value, to the extent that it does not exceed the total carrying amount of goodwill. No impairment of goodwill or other indefinite-lived intangibles was recognized for the years ended December 31, 2024, 2023 or 2022.

Intangibles that are deemed to have definite lives are amortized over their useful lives generally ranging from 5 to 20 years. They are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated undiscounted future cash flows expected to be generated. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the estimated fair value. There was no impairment of definite-lived intangibles recognized for the years ended December 31, 2024, 2023 or 2022. See Note 9 - *Goodwill and Other Intangibles, Net*, for additional information.

Securities Borrowed

The Company borrows securities from other broker-dealers to make deliveries or to facilitate customer short sales. Securities borrowed, which are included in other assets in the consolidated statements of financial condition, are accounted for as collateralized borrowings and are recorded at the contract value, which represents the amount of cash provided for securities borrowed transactions (generally in excess of market values). The adequacy of the collateral deposited, which is determined by comparing the market value of the securities borrowed to the cash loaned, is continuously monitored and is adjusted when considered necessary to minimize the risk associated with this activity.

As of December 31, 2024, the contract and collateral market values of borrowed securities were $4.8 million and $4.6 million, respectively. As of December 31, 2023, the contract and collateral market values of borrowed securities were $4.3 million and $4.1 million, respectively.

Fractional Shares

The Company acts in a principal capacity in respect of fractional shares resulting from the dividend reinvestment program ("DRIP") that is offered to clients by aggregating dividends received by clients, executing purchases of whole shares and allocating the whole shares to clients on a fractional basis based on the dividend amounts that are reinvested. Shares remaining after this process and fractional shares purchased by the Company in client liquidations are included in the Company's inventory and reflected as investment securities on the Company's consolidated statements of financial condition. Fractional shares that have been allocated to clients do not meet the criteria for sale accounting in Accounting Standards Codification 860, *Transfers and Servicing*, and are accounted for as a secured borrowing (repurchase obligation related to shares held by clients) with a corresponding investment in fractional shares. These are reflected in other assets and other liabilities, respectively, on the Company's consolidated statements of financial condition. The Company has elected the fair value option to measure these financial assets and the corresponding repurchase obligation and determines fair value based on quoted prices in active markets.

Debt Issuance Costs

Debt issuance and amendment costs are capitalized and amortized as additional interest expense over the expected term of the related debt agreement. Debt issuance costs are presented as a direct deduction from the carrying amount of the related debt liability. Costs incurred while obtaining the revolving credit facility are included in other assets in the consolidated statements of financial condition and subsequently amortized ratably over the term of the revolving credit facility regardless of whether there are any outstanding borrowings on the revolving credit facility.

Leases

Lease assets and liabilities are recognized based on the present value of the future lease payments over the lease term at the lease commencement date and reflected in other assets and other liabilities, respectively, on the consolidated statements of financial condition. The Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. For additional information, see Note 12 - *Leases*.

Commitments and Contingencies

The Company recognizes a liability for loss contingencies when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated.

The Company also accrues for losses at its captive insurance subsidiary for those matters covered by self-insurance. The captive insurance subsidiary records losses and loss reserve liabilities based on actuarially determined estimates of losses incurred, but not yet reported to the Company as well as specific reserves for proceedings and matters that are probable and estimable. The captive insurance subsidiary is funded by payments from LPL Financial and has cash reserves to cover losses, including $100.5 million in restricted cash. Assessing the

probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult and requires management to make significant judgments. For additional information, see Note 14 - *Commitments and Contingencies* - *"Legal and Regulatory Matters."*

Recently Issued Accounting Pronouncements

In November 2024, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)*: *Disaggregation of Income Statement Expenses*, which requires public business entities to disclose, in interim and annual reporting periods, additional information about certain expenses in the notes to financial statements. The ASU should be applied prospectively and is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact on the related disclosures; however, it does not expect this update to have an impact on its financial condition or results of operations.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* to enhance the transparency of income tax disclosures relating to the rate reconciliation, disclosure of income taxes paid, and certain other disclosures. The ASU should be applied prospectively and is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact on the related disclosures; however, it does not expect this update to have an impact on its financial condition or results of operations.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* to improve the disclosures about reportable segments and include more detailed information about a reportable segment's expenses. This ASU also requires that a public entity with a single reportable segment, like the Company, provide all of the disclosures required as part of the amendments and all existing disclosures required by Topic 280. The ASU should be applied retrospectively to all prior periods presented in the financial statements and is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The adoption did not have an impact on the Company's financial condition or results of operations. See Note 20 - *Segment Information* for related disclosures.

NOTE 3 - REVENUE

Revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenue is analyzed to determine whether the Company is the principal (i.e., reports revenue on a gross basis) or agent (i.e., reports revenue on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Advisory

Advisory revenue represents fees charged to advisors' clients' advisory accounts on the Company's corporate RIA advisory platform and is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. The Company provides ongoing investment advice and acts as a custodian, providing brokerage and execution services on transactions, and performs administrative services for these accounts. Advisory fees are primarily billed to clients in advance, on a quarterly basis, and are recognized as revenue ratably during the quarter. The performance obligation for advisory fees is considered a series of distinct services that are substantially the same and are satisfied daily. As the value of the eligible assets in an advisory account is susceptible to changes due to customer activity, this revenue includes variable consideration and is constrained until the date that the fees are determinable. The majority of our client accounts are on a calendar quarter and are billed using values as of the last business day of the preceding quarter. The value of the eligible assets in an advisory account on the billing date is adjusted for contributions and withdrawals during the period to determine the amount of revenue earned in the period. Advisory revenue collected on the Company's corporate advisory platform is proposed by the advisor and agreed to by the client and was approximately 1% of the underlying assets for the year ended December 31, 2024.

The Company also supports independent RIA firms that conduct their business through separate registered investment advisor firms ("Independent RIAs") through its Independent RIA advisory platform, which allows advisors to engage the Company for technology, clearing and custody services, as well as access the capabilities of the Company's investment platforms. The assets held under an Independent RIA's investment advisory accounts custodied with LPL Financial are included in total advisory assets and net new advisory assets. The advisory revenue generated by an Independent RIA is not included in the Company's advisory revenue. The Company charges separate fees to Independent RIAs for technology, clearing, administrative, oversight and custody services, which may vary and are included in service and fee revenue in the consolidated statements of income.

Commission

The Company earns commission revenue from sales commissions generated by advisors for their clients' purchases and sales of securities or other investment products and from product sponsors for the selling, distribution and marketing, or any combination thereof, of investment products to such clients both of which are viewed as a single performance obligation.

The Company is generally the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenue is reported on a gross basis.

The following table presents total commission revenue disaggregated by product category (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Commission revenue			
Annuities	$ 1,949,343	$ 1,482,690	$ 1,269,634
Mutual funds	799,952	666,942	679,912
Fixed income	216,872	154,177	119,196
Equities	152,500	110,698	114,446
Other	186,820	138,116	142,976
Total commission revenue	$ 3,305,487	$ 2,552,623	$ 2,326,164

The Company generates two types of commission revenue: (1) sales-based commissions that are recognized at the point of sale on the trade date and are based on a percentage of an investment product's current market value at the time of purchase and (2) trailing commissions that are recognized over time as earned and are generally based on the market value of investment holdings in trail-eligible assets. Sales-based commission revenue, which occurs when clients trade securities or purchase various types of investment products, primarily represents gross commissions generated by the Company's advisors and can vary from period to period based on the overall economic environment, number of trading days in the reporting period and investment activity of the Company's advisors' clients. The Company earns trailing commission revenue primarily on mutual funds and variable annuities held by clients of the Company's advisors. Trailing commission revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and the client's investment hold period. The revenue will not be recognized until it is probable that a significant reversal will not occur.

The following table presents sales-based and trailing commission revenue disaggregated by product category (in thousands):

		Years Ended December 31,			
		2024		**2023**	**2022**
Commission revenue					
Trailing					
Annuities	$	879,532	$	742,930 $	727,324
Mutual funds		618,257		521,300	525,170
Other		44,466		35,610	39,864
Total trailing revenue	$	1,542,255	$	1,299,840 $	1,292,358
Sales-based					
Annuities	$	1,069,811	$	739,760 $	542,310
Fixed income		216,872		154,177	119,196
Mutual funds		181,695		145,642	154,742
Equities		152,500		110,698	114,446
Other		142,354		102,506	103,112
Total sales-based revenue	$	1,763,232	$	1,252,783 $	1,033,806
Total commission revenue	$	3,305,487	$	2,552,623 $	2,326,164

Asset-Based

Asset-based revenue consists of fees from the Company's client cash programs, fees from our sponsorship programs with financial product manufacturers and fees from omnibus processing and networking services (collectively referred to as "recordkeeping").

Client Cash Revenue

Client cash revenue is earned daily and is generated on advisors' clients' cash balances in insured bank sweep accounts and a money market account based on a rate applied, as a percentage, to the deposits placed. The Company also receives fees for certain account types for services provided, including administration and recordkeeping. These fees are generally earned and recognized over time on a net basis as the Company acts as an agent in these arrangements. The performance obligation with the financial institutions that participate in the sweep program is considered a series of distinct services that are substantially the same and are satisfied each day.

Recordkeeping

The Company generates revenue from fees it collects for providing recordkeeping, account maintenance, reporting and other related services to product sponsors. This includes revenue from omnibus processing in which the Company establishes and maintains sub-account records for its clients to reflect the purchase, exchange and redemption of mutual fund shares and consolidates clients' trades within a mutual fund. Omnibus processing fees are paid to the Company by the mutual fund product sponsors or their affiliates and are based on the value of mutual fund assets in accounts for which the Company provides omnibus processing services and the number of accounts in which the related mutual fund positions are held. Recordkeeping also includes revenue from networking services. Networking revenue on brokerage assets is correlated to the number of positions or value of assets that the Company administers and is paid by mutual fund and annuity product manufacturers. Recordkeeping revenue is recognized over time as the Company fulfills its performance obligations. As recordkeeping fees are susceptible to unpredictable market changes that influence market value and fund positions, this revenue includes variable consideration and is constrained until the date that the fees are determinable.

Sponsorship Programs

The Company receives fees from certain financial product manufacturers in connection with sponsorship programs that support the Company's marketing and sales force education and training efforts. Compensation for these performance obligations is either a fixed fee, a percentage of the average annual amount of product sponsor assets held in advisors' clients' accounts, a percentage of new sales or a combination of these. As the value of product sponsor assets held in advisors' clients' accounts is susceptible to unpredictable market changes, this revenue includes variable consideration and is constrained until the date that the fees are determinable. Sponsorship revenue is generally recognized over time as the Company fulfills its performance obligations.

The following table sets forth asset-based revenue disaggregated by product category (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Asset-based revenue			
Client cash	$ 1,426,528	$ 1,509,869	$ 953,624
Sponsorship programs	585,785	452,753	394,181
Recordkeeping	485,385	415,107	412,468
Total asset-based revenue	$ 2,497,698	$ 2,377,729	$ 1,760,273

Service and Fee

Service and fee revenue is generated from advisor and retail investor services, including technology, insurance, conferences, licensing, business services and planning and advice services, IRA custodian and other client account fees. The Company charges separate fees to registered investment advisors for technology, clearing, administrative, oversight and custody services, which may vary. The Company also hosts certain advisor conferences that serve as training, education, sales and marketing events for which the Company collects a fee from sponsors. Service and fee revenue is recognized when the Company satisfies its performance obligations. Recognition varies from point-in-time to over time depending on whether the service is provided once at an identifiable point-in-time or if the service is provided continually over the contract life. Performance obligations for service and fee revenue recognized over time are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. The Company is the principal and recognizes service and fee revenues on a gross basis as it is primarily responsible for delivering the respective services being provided, which is demonstrated by the Company's ability to control the fee amounts charged to customers.

The following table sets forth service and fee revenue disaggregated by recognition pattern (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Service and fee revenue			
Over time[1]	$ 420,470	$ 387,763	$ 351,465
Point-in-time[2]	131,550	120,674	115,916
Total service and fee revenue	$ 552,020	$ 508,437	$ 467,381

_____

[1] Service and fee revenue recognized over time includes revenue such as IRA custodian fees, error and omission insurance fees and technology fees.

[2] Service and fee revenue recognized at a point-in-time includes revenue such as account fees, IRA termination fees and conference fees.

Transaction

Transaction revenue includes transaction charges generated by advisory and brokerage accounts from mutual funds, exchange-traded funds and fixed income products and is primarily recognized at a point-in-time. Point-in-time transaction revenue includes revenue from clearing and transaction charges and is recognized on a trade-date basis as the performance obligation is satisfied when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company is the principal and recognizes transaction revenue on a gross basis as it is primarily responsible for delivering the respective services being provided, which is demonstrated by the Company's ability to control the fee amounts charged to customers.

Interest Income, net

The Company earns interest income primarily from client margin loans, cash and equivalents segregated under federal or other regulations and advisor repayable loans and pays interest on certain client cash balances held in the client cash account.

Other

Other revenue primarily includes unrealized gains and losses on assets held by the Company for its advisor non-qualified deferred compensation plan and model research portfolios and other miscellaneous revenue, which is generally not generated from contracts with customers.

Unearned Revenue

The Company records unearned revenue when cash payments are received or due in advance of the Company's performance obligations, including amounts which are refundable. Unearned revenue increased from $156.2 million as of December 31, 2023 to $207.6 million as of December 31, 2024. The increase in unearned revenue for the year ended December 31, 2024 is primarily driven by cash payments received or due in advance of satisfying the Company's performance obligations, partially offset by $155.9 million of revenue recognized during the year ended December 31, 2024 that was included in the unearned revenue balance as of December 31, 2023.

The Company receives cash in advance for advisory services to be performed and conferences to be held in future periods. For advisory services, revenue is recognized as the Company provides the administration, brokerage and execution services over time to satisfy the performance obligations. For conference revenue, the Company recognizes revenue as the conferences are held.

NOTE 4 - ACQUISITIONS

Acquisition of Atria Wealth Solutions, Inc.

On October 1, 2024 ("acquisition date"), the Company acquired 100% of the outstanding common shares of Atria Wealth Solutions, Inc. ("Atria"), a wealth management solutions holding company headquartered in New York, in order to expand its addressable markets and complement organic growth. As part of the acquisition, the Company acquired Atria's seven introducing broker-dealer subsidiaries and expects to transition the related brokerage and advisory assets to the Company's platform in 2025.

The Company accounted for the acquisition under the acquisition method of accounting for business combinations. The following table summarizes the total consideration for the transaction at the acquisition date (dollars in thousands):

Total Consideration	October 1, 2024
Cash	$ 858,857
Fair value of contingent consideration	29,511
Total consideration	$ 888,368

The contingent consideration, which may be settled for amounts up to $330 million, represents the estimated fair value of the additional cash consideration that may be paid to the sellers if certain asset conversion, retention and other milestones are achieved in the year following the closing. The Company determined the fair value for each of its contingent consideration obligations using probability weighted or Monte-Carlo simulation models. These methods use significant unobservable inputs, including forecasted conversion rates and discount rates which are based on the cost of debt and equity. See Note 5 - *Fair Value Measurements* for additional information.

The following table summarizes the Company's provisional purchase price allocation at the acquisition date (dollars in thousands):

Provisional Purchase Price Allocation		October 1, 2024
Fair value of consideration transferred	$	888,368
Assets		
Cash and equivalents	$	76,259
Restricted cash		15,866
Receivables from brokers, dealers and clearing organizations		13,734
Other receivables		41,926
Other intangibles		639,900
Other assets		25,273
Total identifiable assets acquired	$	812,958
Liabilities		
Accrued advisory and commission expenses payable		32,756
Accounts payable and accrued liabilities		52,521
Deferred tax liabilities		111,899
Other liabilities		26,349
Total liabilities assumed	$	223,525
Net assets acquired		589,433
Goodwill	$	298,935

The goodwill primarily includes synergies expected to result from combining operations. Other intangible assets comprised $201.7 million of institutional relationships and $438.2 million of advisor relationships which were each assigned useful lives of 16 years. These intangible assets were valued using the income approach and are included in the Advisor and institution relationships line item in Note 9 - *Goodwill and Other Intangibles, Net*. The fair value determination of institutional and advisor relationships required the Company to make significant estimates and assumptions related to future net cash flows and discount rates. Given the recent date of closing, the purchase accounting analysis is ongoing and may result in changes to the value of assets acquired and liabilities recorded, including other intangible assets and liabilities for contingent consideration.

Acquisition related costs incurred as part of the Atria acquisition during the year ended December 31, 2024 were $18.0 million and primarily comprised amounts related to professional services, which were classified as professional services expense in the Company's consolidated statements of income. Atria's results were included in the Company's consolidated statements of income from October 1, 2024 through December 31, 2024. For this period, total revenues attributable to Atria were approximately $194.0 million and net income was not material.

The following table presents unaudited pro forma results as if the acquisition of Atria had occurred on January 1, 2023 (dollars in thousands):

| | Years Ended December 31, | |
LPL Financial and Atria Pro Forma Combined Financial Information (unaudited)	2024	2023
Total revenue	$ 12,998,942	$ 10,754,252
Net income	$ 982,067	$ 975,921

The unaudited pro forma results above were prepared by combining the historical financial information of the Company and Atria and making certain adjustments. Pro forma adjustments include the impact of amortization of intangible assets recognized as part of the acquisition, amortization of transition assistance loans made to advisors and institutions that will convert to the Company's platform in 2025, and the related interest impact of financing the transaction. Pro forma results for the year ended December 31, 2023 also include the impact of $18.0 million of transaction costs incurred during the year ended December 31, 2024 as a result of the acquisition. The unaudited pro forma information does not reflect the potential benefits of cost and funding synergies, opportunities to earn additional revenues or other factors, and, therefore, does not represent the actual results that would have occurred had the companies actually been combined as of January 1, 2023.

Other Acquisitions

During the twelve months ended December 31, 2024, the Company completed 23 other acquisitions, 22 of which were completed under the Liquidity & Succession solution in which the Company buys advisor practices. Certain of these acquisitions have been accounted for as business combinations and certain have been accounted for as asset acquisitions.

Business Combinations

The assets and liabilities acquired as part of acquisitions that qualify as business combinations are recognized at fair value as of the acquisition date. This fair value determination requires the Company to make significant estimates and assumptions about market conditions, future expected cash flows, asset or revenue growth, discount rates, and market conditions which are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to assets acquired, liabilities assumed, liabilities for contingent consideration, or goodwill as additional information becomes available.

The Company accounted for seven of these acquisitions under the acquisition method of accounting for business combinations. Total consideration for these transactions was $113.2 million, which included $64.4 million of cash, and liabilities of $48.8 million for contingent consideration, which represents the acquisition date fair value of the additional cash consideration that may be transferred to the sellers if certain asset growth is achieved in the one to seven years following the closing. This contingent consideration may be settled for amounts up to $190.3 million in the years following the closing.

The Company made purchase accounting adjustments during the twelve months ended December 31, 2024 related to acquisitions that were completed during the year and for which the Company's purchase accounting analysis was ongoing. These adjustments resulted in a $7.1 million decrease in customer relationships and liabilities for contingent consideration, respectively. At December 31, 2024, the Company allocated $34.3 million of the purchase price to goodwill and $78.9 million to client relationships acquired as part of these acquisitions, which includes a provisional allocation of $3.8 million to goodwill and $11.3 million to client relationships for acquisitions completed in the fourth quarter for which purchase accounting is not yet complete. The goodwill primarily includes synergies expected to result from combining operations and is deductible for tax purposes. The client relationships were valued using the income approach and assigned useful lives of 14 years. See Note 9 – *Goodwill and Other Intangibles, Net*, for additional information.

Asset Acquisitions

The Company accounted for 16 other acquisitions as asset acquisitions. These transactions included total initial consideration of $178.3 million, including $48.5 million which was allocated to advisor relationships and $129.8 million which was allocated to client relationships. These relationships were assigned useful lives of 14 years to 15 years and the related transactions include potential contingent payments of up to $97.2 million in the years following the closing if certain asset growth is achieved. The Company has not recognized a liability for these contingent

payments as the amounts to be paid will be uncertain until a future measurement date. See Note 9 – *Goodwill and Other Intangibles, Net*, for additional information.

Acquisitions Completed in Prior Periods

Acquisition of Financial Resources Group Investment Services, LLC

On January 31, 2023, the Company acquired Financial Resources Group Investment Services, LLC, a broker-dealer and independent branch office, in order to expand its addressable markets and complement organic growth. The Company accounted for the acquisition under the acquisition method of accounting for business combinations, and total consideration for the transaction was $189.2 million, which included an initial cash payment of $143.8 million and a liability of $45.4 million for contingent consideration. The Company allocated $129.7 million of the purchase price to goodwill, $53.5 million to definite-lived intangible assets, $9.0 million to cash acquired and the remainder to other assets acquired and liabilities assumed as part of the acquisition. The goodwill primarily includes synergies expected to result from combining operations and is deductible for tax purposes. See Note 9 –*Goodwill and Other Intangibles, Net*, for additional information.

Other Prior Period Acquisitions

Business Combinations

The Company accounted for five Liquidity & Succession transactions under the acquisition method of accounting for business combinations during the year ended December 31, 2023. Total consideration for these transactions was $190.2 million, which included initial consideration of $147.4 million, including $140.3 million of cash and a liability of $42.7 million for contingent consideration. At December 31, 2023, the Company allocated $84.5 million of the purchase price to goodwill and $105.7 million to the definite-lived intangible assets acquired as part of these acquisitions. The goodwill primarily includes synergies expected to result from combining operations and is deductible for tax purposes.

The Company recorded purchase accounting adjustments during the twelve months ended December 31, 2024 related to acquisitions which were completed during the fourth quarter of 2023 and for which the Company's purchase accounting analysis was finalized in 2024. These adjustments resulted in a $39.3 million increase in customer relationships, a $9.7 million increase in liabilities for contingent consideration, a $12.5 million decrease in technology, and a $17.1 million decrease in goodwill. The intangible assets are composed primarily of client relationships which were assigned useful lives of 15 years. See Note 9 – *Goodwill and Other Intangibles, Net*, for additional information.

Asset Acquisitions

The Company accounted for 15 other acquisitions as asset acquisitions during the year ended December 31, 2023. These transactions included initial consideration of $180.4 million, including $142.3 million of which was allocated to client relationships and $38.1 million of which was allocated to advisor relationships. These transactions include potential contingent payments of up to $73.1 million in the three years following the closing if certain asset growth is achieved. The Company has not recognized a liability for these contingent payments as the amounts to be paid will be uncertain until a future measurement date. See Note 9 - *Goodwill and Other Intangibles, Net*, for additional information.

NOTE 5 - FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Inputs used to measure fair value are prioritized within a three-level fair value hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

There have been no transfers of assets or liabilities between these fair value measurement classifications during the years ended December 31, 2024 or 2023.

The Company's fair value measurements are evaluated within the fair value hierarchy based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2024 and 2023, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Cash Equivalents — The Company's cash equivalents primarily include money market funds which are short term in nature with readily determinable values derived from active markets.

Cash Equivalents Segregated Under Federal or Other Regulations — The Company's cash equivalents segregated under federal or other regulations include U.S. treasury bills, which are short term in nature with readily determinable values derived from active markets.

Restricted Cash— The Company's restricted cash is primarily composed of U.S. government obligations and money market funds which are short term in nature with readily determinable values derived from active markets.

Trading Securities and Securities Sold, But Not Yet Purchased — The Company's trading securities consist of house account model portfolios established and managed for the purpose of benchmarking the performance of its fee-based advisory platforms and temporary positions resulting from the processing of client transactions.

The Company uses prices obtained from independent third-party pricing services to measure the fair value of its trading securities. Prices received from the pricing services are validated when security prices move beyond a certain deviation threshold using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. In general, these quoted prices are derived from active markets for identical assets or liabilities. When quoted prices in active markets for identical assets and liabilities are not available, the quoted prices are based on similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. For negotiable certificates of deposit and treasury securities, the Company utilizes market-based inputs, including observable market interest rates that correspond to the remaining maturities or the next interest reset dates. At December 31, 2024 and 2023, the Company did not adjust prices received from the independent third-party pricing services.

Other Assets — The Company's other assets include: (1) deferred compensation plan assets that are invested in life insurance, money market and other mutual funds, which are actively traded and valued based on quoted market prices, and (2) certain non-traded real estate investment trusts, which are valued using quoted prices for identical or similar securities and other inputs that are observable or can be corroborated by observable market data.

Fractional Shares — The Company's investment in fractional shares held by customers is reflected in other assets while the related purchase obligation for such shares is reflected in other liabilities. The Company uses prices obtained from independent third-party pricing services to measure the fair value of its investment in fractional shares held by customers and the related repurchase obligation. Prices received from the pricing services are validated when security prices move beyond a certain deviation threshold using various methods including comparison to prices received from additional pricing services, comparison to available quoted market prices and review of other relevant market data including implied yields of major categories of securities. At December 31, 2024 and 2023, the Company did not adjust prices received from the independent third-party pricing services.

Contingent Consideration — The Company measures contingent consideration liabilities at fair value at the acquisition date, as applicable, and thereafter on a recurring basis using unobservable (Level 3) inputs. These contingent consideration liabilities are reflected in other liabilities. See Note 2 - *Summary of Significant Accounting Policies* and Note 4 - *Acquisitions* for additional information.

Level 3 Recurring Fair Value Measurements

The Company determines the fair value for its contingent consideration obligations using probability weighted, Monte-Carlo simulation, and discounted cash flows models. Contingent payments are estimated by applying significant unobservable inputs, including forecasted growth rates applied to project future revenue or asset growth, conversion or retention rates, and discount rates which are based on the cost of debt and equity. These projections are measured against the performance targets specified in each respective acquisition agreement, which may include growth in assets under management, net new assets, asset conversion or retention, or revenue growth. Significant increases or decreases in the Company's forecasted growth rates over the measurement period or discount rates would result in a higher or lower fair value measurement.

The following tables summarize inputs used in the measurement of contingent consideration (dollars in thousands):

Quantitative Information About Level 3 Fair Value Measurements					
December 31, 2024		**Type**	**Valuation Techniques**	**Unobservable Inputs**	**Range**
$	170,343	Contingent Consideration	Monte-Carlo Simulation Model	Forecasted Growth Rates	2.0 % - 29.5 %
				Discount Rate	10.5 % - 18.0 %
				Equivalency Rate(1)	4.9 % - 5.8 %
	26,555	Contingent Consideration	Probability Weighted Expected Return Method	Equivalency Rate(1)	5.7 % - 5.7 %
				Conversion Rate	— % - 100.0 %
$	196,898				

_____
(1) Equivalency rate is defined as the prevailing market interest rate used to discount future payments.

Quantitative Information About Level 3 Fair Value Measurements					
December 31, 2023		**Type**	**Valuation Techniques**	**Unobservable Inputs**	**Range**
$	114,844	Contingent Consideration	Monte-Carlo Simulation Model	Forecasted Growth Rates	12.0 % - 29.5 %
				Discount Rate	13.6 % - 15.7 %
	4,000	Contingent Consideration	Discounted Cash Flow Model	Discount Rate	9.3 % - 9.3 %
$	118,844				

The following table summarizes the changes in fair value for the Company's Level 3 liabilities during the periods presented (in thousands):

	Year Ended December 31,			
		2024		**2023**
Balance - January 1	$	118,844	$	3,860
Additions		97,333		88,132
Payments		(61,000)		—
Fair value adjustments		41,721		26,852
Balance - December 31	$	196,898	$	118,844

Recurring Fair Value Measurements

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis (in thousands):

December 31, 2024	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 53,672	$ —	$ —	$ 53,672
Cash equivalents segregated under federal or other regulations	672,164	—	—	672,164
Restricted cash	100,368	—	—	100,368
Investment securities - trading:				
Mutual funds	13,627	—	—	13,627
U.S. treasury obligations	28,511	—	—	28,511
Money market funds	110	—	—	110
Equity securities	8	—	—	8
Debt securities	—	11	—	11
Total investment securities - trading	42,256	11	—	42,267
Other assets:				
Deferred compensation plan	856,843	—	—	856,843
Fractional shares - investment[1]	278,683	—	—	278,683
Other investments	—	3,989	—	3,989
Total other assets	1,135,526	3,989	—	1,139,515
Total assets at fair value	$ 2,003,986	$ 4,000	$ —	$ 2,007,986
Liabilities				
Other liabilities:				
Securities sold, but not yet purchased:				
Equity securities	$ 151	$ —	$ —	$ 151
Debt securities	—	18	—	18
Total securities sold, but not yet purchased	151	18	—	169
Fractional shares - repurchase obligation[1]	278,683	—	—	278,683
Contingent consideration	—	—	196,898	196,898
Total other liabilities	278,834	18	196,898	475,750
Total liabilities at fair value	$ 278,834	$ 18	$ 196,898	$ 475,750

_____

(1)   Investment in and related repurchase obligation for fractional shares resulting from the Company's DRIP.

The following table summarizes the Company's financial assets and financial liabilities measured at fair value on a recurring basis (in thousands):

December 31, 2023	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents	$ 166	$ —	$ —	$ 166
Cash equivalents segregated under federal or other regulations	720,077	—	—	720,077
Restricted cash	103,226	—	—	103,226
Investment securities - trading:				
Mutual funds	50,518	—	—	50,518
U.S. treasury obligations	25,388	—	—	25,388
Money market funds	107	—	—	107
Equity securities	43	—	—	43
Debt securities	—	32	—	32
Total investment securities — trading	76,056	32	—	76,088
Other assets:				
Deferred compensation plan	677,548	—	—	677,548
Fractional shares - investment[(1)]	177,131	—	—	177,131
Other investments	—	3,960	—	3,960
Total other assets	854,679	3,960	—	858,639
Total assets at fair value	$ 1,754,204	$ 3,992	$ —	$ 1,758,196
Liabilities				
Other liabilities:				
Securities sold, but not yet purchased:				
Equity securities	487	—	—	487
Mutual funds	55	—	—	55
Total securities sold, but not yet purchased	542	—	—	542
Fractional shares - repurchase obligation[(1)]	177,131	—	—	177,131
Contingent consideration	—	—	118,844	118,844
Total other liabilities	177,673	—	118,844	296,517
Total liabilities at fair value	$ 177,673	$ —	$ 118,844	$ 296,517

_____

(1)   Investment in and related repurchase obligation for fractional shares resulting from the Company's DRIP.

Fair Value of Financial Instruments Not Measured at Fair Value

The following tables summarize the carrying values, fair values and fair value hierarchy level classification of financial instruments that are not measured at fair value (in thousands):

December 31, 2024	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Assets					
Cash	$ 913,407	$ 913,407	$ —	$ —	$ 913,407
Cash segregated under federal or other regulations	925,085	925,085	—	—	925,085
Restricted cash	19,356	19,356	—	—	19,356
Receivables from clients, net	633,834	—	633,834	—	633,834
Receivables from brokers, dealers and clearing organizations	76,545	—	76,545	—	76,545
Advisor repayable loans, net(1)	360,760	—	—	281,146	281,146
Other receivables, net	902,777	—	902,777	—	902,777
Investment securities - held-to-maturity securities	15,214	—	15,190	—	15,190
Other assets:					
Deferred compensation plan(2)	8,742	8,742	—	—	8,742
Securities borrowed	4,811	—	4,811	—	4,811
Other investments(3)	7,706	—	7,706	—	7,706
Total other assets	21,259	8,742	12,517	—	21,259
Liabilities					
Client payables	$ 1,898,665	$ —	$ 1,898,665	$ —	$ 1,898,665
Payables to brokers, dealers and clearing organizations	129,228	—	129,228	—	129,228
Corporate debt and other borrowings, net	5,494,724	—	5,480,389	—	5,480,389

December 31, 2023	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Assets					
Cash	$ 465,505	$ 465,505	$ —	$ —	$ 465,505
Cash segregated under federal or other regulations	1,287,235	1,287,235	—	—	1,287,235
Restricted cash	4,954	4,954	—	—	4,954
Receivables from clients, net	588,585	—	588,585	—	588,585
Receivables from brokers, dealers and clearing organizations	50,069	—	50,069	—	50,069
Advisor repayable loans, net(1)	340,985	—	—	236,888	236,888
Other receivables, net	743,317	—	743,317	—	743,317
Investment securities - held-to-maturity securities	15,223	—	15,079	—	15,079
Other assets:					
Securities borrowed	4,334	—	4,334	—	4,334
Deferred compensation plan(2)	6,217	6,217	—	—	6,217
Other investments(3)	4,695	—	4,695	—	4,695
Total other assets	15,246	6,217	9,029	—	15,246
Liabilities					
Client payables	$ 2,266,176	$ —	$ 2,266,176	$ —	$ 2,266,176
Payables to brokers, dealers and clearing organizations	163,337	—	163,337	—	163,337
Corporate debt and other borrowings, net	3,734,111	—	3,680,199	—	3,680,199

(1)   Includes repayable loans and forgivable loans which have converted to repayable upon advisor termination or change in agreed upon terms.

(2)   Includes cash balances awaiting investment or distribution to plan participants.

(3)   Other investments include Depository Trust Company common shares and Federal Reserve stock.

NOTE 6 - INVESTMENT SECURITIES

The Company's investment securities include debt and equity securities that the Company has classified as trading securities, which are carried at fair value, as well as investments in U.S. government notes, which are held by The Private Trust Company, N.A. to satisfy minimum capital requirements of the OCC. These securities are recorded at amortized cost and classified as held-to-maturity as the Company has both the intent and ability to hold these investments to maturity.

The following table summarizes investment securities (in thousands):

	December 31,	
	2024	**2023**
Trading securities - at fair value:		
U.S. treasury obligations	$ 28,511	$ 25,388
Mutual funds	13,627	50,518
Money market funds	110	107
Equity securities	8	43
Debt securities	11	32
Total trading securities	$ 42,267	$ 76,088
Held-to-maturity securities - at amortized cost:		
U.S. government notes	$ 15,214	$ 15,223
Total held-to-maturity securities	$ 15,214	$ 15,223
Total investment securities	$ 57,481	$ 91,311

At December 31, 2024, the held-to-maturity securities were scheduled to mature as follows (in thousands):

	Within one year	After one but within five years	After five but within ten years	After ten years	Total
U.S. government notes — at amortized cost	$ 5,060	$ 10,154	$ —	$ —	$ 15,214
U.S. government notes — at fair value	$ 5,055	$ 10,135	$ —	$ —	$ 15,190

NOTE 7 - RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from and payables to brokers, dealers, and clearing organizations were as follows (in thousands):

	December 31,	
	2024	**2023**
Receivables:		
Receivables from clearing organizations	$ 68,962	$ 39,968
Securities failed-to-deliver	7,009	8,425
Receivables from brokers and dealers	574	1,676
Total receivables	$ 76,545	$ 50,069
Payables:		
Payables to brokers and dealers	$ 77,440	$ 101,052
Payables to clearing organizations	33,229	34,879
Securities failed-to-receive	18,559	27,406
Total payables	$ 129,228	$ 163,337

NOTE 8 - PROPERTY AND EQUIPMENT, NET

The components of property and equipment, net were as follows at December 31, 2024 (in thousands):

	Historical Cost	Accumulated Depreciation and Amortization	Net Carrying Value
Internally developed software	$ 1,628,889	$ (871,226)	$ 757,663
Computers and software	519,209	(339,553)	179,656
Buildings	107,873	(23,254)	84,619
Leasehold improvements	107,359	(61,142)	46,217
Furniture and equipment	100,399	(89,084)	11,315
Land	4,678	—	4,678
Work in progress(1)	125,879	—	125,879
Total property and equipment, net	$ 2,594,286	$ (1,384,259)	$ 1,210,027

_____

(1) Work in progress includes $102.4 million of internal software in development and related hardware and software at December 31, 2024.

The components of property and equipment, net were as follows at December 31, 2023 (in thousands):

	Historical Cost	Accumulated Depreciation and Amortization	Net Carrying Value
Internally developed software	$ 1,232,159	$ (648,972)	$ 583,187
Computers and software	354,966	(262,051)	92,915
Buildings	107,873	(19,379)	88,494
Leasehold improvements	94,938	(49,496)	45,442
Furniture and equipment	86,203	(77,593)	8,610
Land	4,678	—	4,678
Work in progress(1)	109,765	—	109,765
Total property and equipment, net	$ 1,990,582	$ (1,057,491)	$ 933,091

(1) Work in progress includes $34.6 million of internal software in development and related hardware and software at December 31, 2023.

Depreciation and amortization was $308.5 million, $247.0 million and $199.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 9 - GOODWILL AND OTHER INTANGIBLES, NET

During the year ended December 31, 2024, the Company completed various acquisitions, which were accounted for under the acquisition method of accounting for business combinations and as asset acquisitions, and recorded purchase accounting adjustments. See Note 4 - *Acquisitions*, for additional information.

A summary of the activity impacting goodwill is presented below (in thousands):

Balance at December 31, 2022	$ 1,642,468
Goodwill acquired	214,180
Balance at December 31, 2023	1,856,648
Goodwill acquired	333,205
Purchase accounting adjustments	(16,980)
Balance at December 31, 2024	$ 2,172,873

The components of other intangibles, net were as follows at December 31, 2024 (thousands):

	Weighted-Average Life Remaining (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Definite-lived intangibles, net(1):				
Advisor and institution relationships	13.4	$ 1,626,281	$ (699,385)	$ 926,896
Client relationships	12.7	581,519	(86,292)	495,227
Product sponsor relationships	1.3	234,086	(220,880)	13,206
Technology	7.6	20,930	(13,090)	7,840
Total definite-lived intangible assets, net		$ 2,462,816	$ (1,019,647)	$ 1,443,169
Other indefinite-lived intangibles:				
Trademark and trade name				39,819
Total other intangibles, net				$ 1,482,988

––––––––––––

(1) During the year ended December 31, 2024, the Company completed various acquisitions. See Note 4 - *Acquisitions*, for additional information.

The components of other intangibles, net were as follows at December 31, 2023 (thousands):

	Weighted-Average Life Remaining (in years)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Definite-lived intangibles, net(1):				
Advisor and institution relationships	7.3	$ 935,478	$ (614,277)	$ 321,201
Product sponsor relationships	2.2	234,086	(209,076)	25,010
Client relationships	12.6	313,585	(51,328)	262,257
Technology	8.7	33,460	(10,162)	23,298
Total definite-lived intangibles, net		$ 1,516,609	$ (884,843)	$ 631,766
Other indefinite-lived intangibles:				
Trademark and trade name				39,819
Total other intangibles, net				$ 671,585

(1) During the year ended December 31, 2023, the Company completed various acquisitions. See Note 4 - *Acquisitions*, for additional information.

Total amortization of other intangibles was $135.2 million, $107.2 million and $87.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Future amortization is estimated as follows (in thousands):

2025 - remainder	$ 163,027
2026	124,770
2027	119,621
2028	113,830
2029	105,152
Thereafter	816,769
Total	$ 1,443,169

NOTE 10 - OTHER ASSETS AND OTHER LIABILITIES

The components of other assets and other liabilities were as follows (dollars in thousands):

	December 31,	
	2024	**2023**
Other assets:		
Deferred compensation	$ 865,585	$ 683,765
Prepaid assets	194,690	173,039
Fractional shares - investment	278,683	177,131
Deferred tax assets, net	129,902	167,450
Operating lease assets	119,144	93,797
Referral fee	85,780	57,027
Debt issuance costs, net	14,154	9,065
Other	127,801	28,747
Total other assets	$ 1,815,739	$ 1,390,021
Other liabilities:		
Deferred compensation	$ 862,698	$ 684,178
Unearned revenue	207,563	156,214
Operating lease liabilities	147,718	123,477
Fractional shares - repurchase obligation	278,683	177,131
Finance lease liabilities	105,123	105,465
Taxes payable	134,815	24,522
Contingent consideration	196,898	118,844
Other	18,241	50,542
Total other liabilities	$ 1,951,739	$ 1,440,373

NOTE 11 - CORPORATE DEBT AND OTHER BORROWINGS, NET

The Company's outstanding corporate debt and other borrowings, net were as follows (in thousands):

	December 31, 2024			December 31, 2023			
Corporate Debt	**Balance**	**Applicable Margin**	**Interest Rate**	**Balance**	**Applicable Margin**	**Interest rate**	**Maturity**
Term Loan A[(1)]	$ 1,020,000	SOFR+147.5 bps	6.000 %	$ —		— %	12/5/2026
Term Loan B[(1)]	—	SOFR+185 bps	6.403 %	1,027,200	SOFR+185 bps	7.206 %	11/12/2026
2027 Senior Notes[(1)]	500,000	Fixed Rate	5.700 %	—	—	— %	5/20/2027
2027 Senior Notes[(1)]	400,000	Fixed Rate	4.625 %	400,000	Fixed Rate	4.625 %	11/15/2027
2028 Senior Notes[(1)]	750,000	Fixed Rate	6.750 %	750,000	Fixed Rate	6.750 %	11/17/2028
2029 Senior Notes[(1)]	900,000	Fixed Rate	4.000 %	900,000	Fixed Rate	4.000 %	3/15/2029
2031 Senior Notes[(1)]	400,000	Fixed Rate	4.375 %	400,000	Fixed Rate	4.375 %	5/15/2031
2034 Senior Notes[(1)]	500,000	Fixed Rate	6.000 %	—	—	— %	5/20/2034
Total Corporate Debt	4,470,000			3,477,200			
Less: Unamortized Debt Issuance Cost	(22,276)			(23,089)			
Corporate debt, net	$ 4,447,724			$ 3,454,111			
Other Borrowings							
Revolving Credit Facility	1,047,000	ABR+37.5 bps / SOFR+147.5 bps	6.007 %	280,000	ABR+37.5 bps / SOFR+147.5 bps	6.966 %	5/20/2029
Total other borrowings	$ 1,047,000			$ 280,000			
Corporate Debt and Other Borrowings, Net	$ 5,494,724			$ 3,734,111			

(1)   No leverage or interest coverage maintenance covenants.

The minimum calendar year payments and maturities of the corporate debt and other borrowings as of December 31, 2024 were as follows (in thousands):

2025	$ —
2026	1,020,000
2027	900,000
2028	750,000
2029	1,947,000
Thereafter	900,000
Total	$ 5,517,000

The following table presents amounts outstanding and available under the Company's external lines of credit at December 31, 2024 (in millions):

Description	Borrower	Maturity Date	Outstanding	Available
Senior unsecured, revolving credit facility	LPL Holdings, Inc.	May 2029	$ 1,047	$ 1,203
Broker-dealer revolving credit facility	LPL Financial LLC	May 2025	$ —	$ 1,000
Unsecured, uncommitted lines of credit	LPL Financial LLC	None	$ —	$ 75
Unsecured, uncommitted lines of credit	LPL Financial LLC	September 2025	$ —	$ 50
Secured, uncommitted lines of credit	LPL Financial LLC	March 2025	$ —	$ 75
Secured, uncommitted lines of credit	LPL Financial LLC	None	$ —	unspecified
Secured, uncommitted lines of credit	LPL Financial LLC	None	$ —	unspecified

Refinanced Existing Term Loan B Facility with Term Loan A Facility

On December 5, 2024, LPLH refinanced its existing $1.0 billion Term Loan B facility (the "Term Loan B") with a new $1.0 billion Term Loan A facility (the "Term Loan A"). Term Loan A will mature on December 5, 2026 and will bear interest at a floating rate equal to either (i) the Adjusted Term SOFR Rate (as defined in the Credit Agreement) plus an applicable margin or (ii) the alternate base rate plus an applicable margin, in each case, with such applicable margin determined based on the Company's senior unsecured debt rating issued by Moody's Investors Service, Inc. and Standard & Poor's Ratings Services. Term Loan A will bear interest at the Adjusted Term SOFR Rate (which includes a 10 basis points per annum credit spread adjustment) plus 137.5 basis points per annum, compared to the Adjusted Term SOFR Rate plus 175 basis points per annum under the Term Loan B. The Adjusted Term SOFR Rate is subject to an interest rate floor of 0.0%, and the alternative base rate is subject to an interest rate floor of 1.0%.

Issuance of 2027 Senior Notes and 2034 Senior Notes

On May 20, 2024, LPLH issued $500.0 million in aggregate principal amount of 5.700% senior notes due 2027 ("2027 Senior Notes") and $500.0 million in aggregate principal amount of 6.000% senior notes due 2034 (the "2034 Senior Notes" and, together with the 2027 Notes, the "Senior Notes"). The Senior Notes are unsecured obligations of the Company and are fully and unconditionally guaranteed on a senior unsecured basis by LPLFH. The Company used a portion of the proceeds from the issuance to repay borrowings made under its senior unsecured revolving credit facility and to finance the Atria acquisition.

The 2027 Senior Notes will mature on May 20, 2027, and interest is payable semi-annually. The Company may redeem all or part of the 2027 Senior Notes on or prior to April 20, 2027 at a redemption price that is equal to the greater of: (i) the remaining scheduled payments of principal and interest discounted at the Treasury Rate (as defined in the Second Supplemental Indenture dated May 20, 2024) plus 20 basis points less interest accrued to the redemption date, and (ii) 100% of the principal amount of the 2027 Senior Notes to be redeemed plus accrued interest. On or after April 20, 2027, the Company may redeem the 2027 Senior Notes at 100% of the principal amount of the notes to be redeemed plus accrued interest.

The 2034 Senior Notes will mature on May 20, 2034 and interest is payable semi-annually. The Company may redeem all or part of the 2034 Senior Notes on or prior to February 20, 2034 at a redemption price that is equal to the greater of: (i) the remaining scheduled payments of principal and interest discounted at the Treasury Rate (as defined in the Third Supplemental Indenture dated May 20, 2024) plus 25 basis points less interest accrued to the redemption date, and (ii) 100% of the principal amount of the 2034 Senior Notes to be redeemed plus accrued interest. On or after February 20, 2034, the Company may redeem the 2034 Senior Notes at 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest.

In connection with the issuance of the Senior Notes, the Company incurred $7.1 million in costs, which were capitalized as debt issuance costs in the consolidated statements of financial condition.

Issuance of 2028 Senior Notes

LPLH issued $750.0 million in aggregate principal amount of 6.750% senior notes on November 17, 2023 at 99.929% ("2028 Senior Notes"). The 2028 Senior Notes are unsecured obligations that will mature on November 17, 2028, and are fully and unconditionally guaranteed on a senior unsecured basis by LPLFH. The Company used the proceeds from the issuance to repay borrowings made under its senior unsecured revolving credit facility and for general corporate purposes. In connection with the issuance of the 2028 Senior Notes, the Company incurred $6.3 million in costs, which were capitalized as debt issuance costs in the consolidated statements of financial condition.

Credit Agreement and Parent Revolving Credit Facility

On March 13, 2023, LPLFH and LPLH entered into a sixth amendment agreement to the Company's amended and restated credit agreement (the "Credit Agreement"), which, among other things, replaced LIBOR with SOFR.

On May 20, 2024, LPLH amended its revolving credit facility to, among other things, increase the maximum borrowing from $2.0 billion to $2.25 billion and extend the maturity of the revolving credit facility to May 2029. In connection with the amendment of the credit facility, LPLH incurred $8.6 million in costs, which were capitalized as debt issuance costs in the consolidated statements of financial condition.

The Credit Agreement subjects the Company to certain financial and non-financial covenants. As of December 31, 2024, the Company was in compliance with such covenants.

Broker-Dealer Revolving Credit Facility

On May 20, 2024, LPL Financial, the Company's broker-dealer subsidiary, renewed its revolving credit facility to extend the maturity of the revolving credit facility to May 19, 2025. The revolving credit facility allows for a maximum borrowing of up to $1.0 billion and borrowings under the credit facility bear interest at a rate per annum equal to 1.25% per annum plus the greatest of (i) SOFR plus 0.10%, (ii) the effective federal funds rate and (iii) the overnight bank funding rate, in each case, as such rate is administered or determined by the Federal Reserve Bank of New York from time to time. In connection with the renewal of the credit facility, LPL Financial incurred $1.6 million in costs, which were capitalized as debt issuance costs in the consolidated statements of financial condition. The broker-dealer credit agreement subjects LPL Financial to certain financial and non-financial covenants. LPL Financial was in compliance with such covenants as of December 31, 2024.

Other External Lines of Credit

LPL Financial maintained five uncommitted lines of credit as of December 31, 2024. Two of the lines have unspecified limits, which are primarily dependent on LPL Financial's ability to provide sufficient collateral. The other three lines have a total limit of $200.0 million, of which $125.0 million is uncollateralized. There were no balances outstanding under these lines at December 31, 2024 or December 31, 2023.

NOTE 12 - LEASES

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating and finance leases for corporate offices and equipment with remaining lease terms of 1 to 12 years, some of which include options to extend the lease for up to 20 years. For leases with renewal options, the lease term is extended to reflect renewal options the Company is reasonably certain to exercise.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense related to the net present value of payments is recognized on a straight-line basis over the lease term.

Finance lease assets are included in property and equipment, net in the consolidated statements of financial condition and were $84.6 million and $88.5 million at December 31, 2024 and December 31, 2023, respectively.

The components of lease expense were as follows (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Operating lease cost	$ 21,274	$ 19,303	$ 21,862
Finance lease cost:			
Amortization of right-of-use assets	$ 3,876	$ 3,876	$ 4,753
Interest on lease liabilities	8,385	8,382	8,417
Total finance lease cost	$ 12,261	$ 12,258	$ 13,170

Supplemental weighted-average information related to leases was as follows:

	December 31,	
	2024	**2023**
Weighted-average remaining lease term (years):		
Finance leases	21.8	22.8
Operating leases	5.0	5.2
Weighted-average discount rate:		
Finance leases	7.94 %	7.94 %
Operating leases	6.55 %	6.80 %

Maturities of lease liabilities as of December 31, 2024 were as follows (in thousands):

	Operating Leases	Finance Leases
2025	$ 36,429	$ 8,879
2026	35,485	9,035
2027	34,412	9,193
2028	33,970	9,354
2029	16,463	9,517
Thereafter	18,233	187,662
Total lease payments	174,992	233,640
Less imputed interest	27,274	128,517
Total	$ 147,718	$ 105,123

NOTE 13 - INCOME TAXES

The components of the provision for income taxes were as follows (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Current provision for income taxes:			
Federal	$ 325,858	$ 355,393	$ 276,499
State	84,662	91,586	82,801
Total current provision for income taxes	410,520	446,979	359,300
Deferred (benefit) provision for income taxes:			
Federal	(66,056)	(56,539)	(69,656)
State	(10,188)	(11,915)	(23,693)
Total deferred (benefit) provision for income taxes	(76,244)	(68,454)	(93,349)
Provision for income taxes	$ 334,276	$ 378,525	$ 265,951

The following table reflects a reconciliation of the U.S. federal statutory income tax rates to the Company's effective income tax rates:

	Years Ended December 31,		
	2024	2023	2022
Federal statutory income tax rates	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	4.2	5.0	4.2
Non-deductible expenses	0.2	0.9	0.3
Federal research and development credits	(0.7)	(0.6)	(0.4)
Share-based compensation	(0.8)	(0.2)	(1.8)
Other	0.1	0.1	0.6
Effective income tax rates	24.0 %	26.2 %	23.9 %

The Company's effective income tax rate differs from the federal corporate tax rate of 21.0% primarily as a result of state taxes, non-deductible expenses, tax credits and benefits from the vesting and exercise of share-based compensation.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the net deferred income taxes included in the consolidated statements of financial condition were as follows (in thousands):

		December 31,	
		2024	2023
Deferred tax assets:			
Deferred compensation	$	230,757 $	183,054
Operating lease liabilities		40,240	33,319
Tax credit carryforwards		24,244	35,200
Finance lease liabilities		28,383	28,475
Forgivable loans		41,003	23,864
Capitalized research and development expenditures		22,164	19,294
Accrued liabilities		29,813	18,973
Share-based compensation		15,323	15,254
Other		19,329	9,275
Deferred tax assets		451,256	366,708
Less: valuation allowance		(23,215)	(33,922)
Total deferred tax assets		428,041	332,786
Deferred tax liabilities:			
Internally developed software		(43,053)	(58,020)
Depreciation of property and equipment		(55,334)	(48,036)
Amortization of other intangibles		(147,574)	(31,801)
Operating lease assets		(32,167)	(25,488)
Other		(20,011)	(1,991)
Total deferred tax liabilities		(298,139)	(165,336)
Deferred tax assets, net	$	129,902 $	167,450

The decrease in deferred tax assets, net as of December 31, 2024 compared to December 31, 2023 was primarily driven by the 2024 stock acquisition of Atria and the basis difference in net assets acquired.

At December 31, 2024, there were $23.2 million of tax credits that can be carried forward 15 years and will begin to expire during 2032, and $1.0 million of tax credits that can be carried forward 10 years and will begin to expire during 2032. We believe that it is more likely than not that the tax credit carryforwards will not be realized and have recorded a valuation allowance of $23.2 million on the deferred tax assets related to these tax credit carryforwards.

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits (in thousands):

		December 31,		
		2024	2023	2022
Balance — beginning of year	$	61,592 $	52,270 $	57,014
Increases for tax positions taken during the current year		7,795	10,433	8,365
Increases for tax positions taken in the prior years		2,950	10,606	6,412
Reductions as a result of a lapse of the applicable statute of limitations and decreases in prior-year tax positions		(25,818)	(11,717)	(19,521)
Balance — end of year	$	46,519 $	61,592 $	52,270

At December 31, 2024 and 2023, there were $40.1 million and $54.7 million, respectively, of unrecognized tax benefits that if recognized, would favorably affect the effective income tax rate in any future periods.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes within the consolidated statements of financial condition. At December 31, 2024 and 2023, the liability for

unrecognized tax benefits included accrued interest of $9.4 million and $8.0 million, respectively, and penalties of $4.1 million and $5.5 million, respectively.

The Company and its subsidiaries file federal, state and local income tax returns, which are subject to routine examinations by the respective taxing authorities. The Company is not currently under exam for federal purposes. The tax years of 2021 to 2023 remain open to examination in the federal jurisdiction. The tax years of 2012 to 2023 remain open to examination in the state jurisdictions. In the next 12 months it is reasonably possible that the Company may realize a reduction in unrecognized tax benefits of $14.2 million related to settlements and the statute of limitations expiration in federal and various state jurisdictions.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

Service and Development Contracts

The Company is party to certain long-term contracts for systems and services that enable back office trade processing and clearing for its product and service offerings.

Future minimum payments under service, development and agency contracts, and other contractual obligations with initial terms greater than one year were as follows at December 31, 2024 (in thousands):

2025	$	120,073
2026		69,142
2027		41,129
2028		6,734
2029		7,206
Thereafter		7,710
Total	$	251,994

Guarantees

The Company occasionally enters into contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and, because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

LPL Financial provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Loan Commitments

From time to time, LPL Financial makes loans to advisors and institutions, primarily to newly recruited advisors and institutions to assist in the transition process, which may be forgivable. Due to timing differences, LPL Financial may make commitments to issue such loans prior to actually funding them. These commitments are generally contingent upon certain events occurring, including the advisor or institution joining LPL Financial. LPL Financial had no significant unfunded loan commitments at December 31, 2024 or 2023.

Legal and Regulatory Matters

The Company is subject to extensive regulation and supervision by U.S. federal and state agencies and various self-regulatory organizations. The Company and its advisors periodically engage with such agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, informational requests and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which has in the past and may in the future include fines, customer restitution and other remediation. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory

matter is inherently difficult. While the Company exercises significant and complex judgments to make certain estimates presented in its consolidated financial statements, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include: the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; or the potential opportunities for settlement and the status of any settlement discussions. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined. The Company has established an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated.

In February 2023, the Company received a request for information from the SEC in connection with an investigation of certain elements of the Company's Anti-Money Laundering compliance program. In 2024, the SEC proposed a resolution under which the Company would pay an $18.0 million civil monetary penalty. As a result, the Company recorded $18.0 million in other expense in the consolidated statements of income for the year ended December 31, 2024. The Company reached a settlement with the staff of the SEC and paid the civil monetary penalty in January 2025.

In October 2022, the Company received a request for information from the SEC in connection with an investigation of the Company's compliance with records preservation requirements for business-related electronic communications stored on personal devices or messaging platforms that have not been approved by the Company. In 2023, the SEC proposed a potential settlement, under which the Company would pay a $50.0 million civil monetary penalty. As a result, the Company recorded $40.0 million in other expense in the consolidated statements of income for the year ended December 31, 2023 to reflect the amount of the penalty that is not covered by the Company's captive insurance subsidiary. The Company reached a settlement with the staff of the SEC to resolve its civil investigation and paid the civil monetary penalty of $50.0 million in August 2024.

In July 2024, putative class action lawsuits were filed against LPL Financial in federal district court alleging certain violations of law in connection with its cash sweep programs. The Company intends to defend vigorously against the lawsuits.

In August 2024, the Company received a request for information from the SEC regarding certain elements of the Company's cash management program for corporate advisory accounts. The Company has been cooperating with the request.

Third-Party Insurance

The Company maintains third-party insurance coverage for certain potential legal proceedings, including those involving certain client claims. With respect to such client claims, the estimated losses on many of the pending matters are less than the applicable deductibles of the insurance policies.

Self-Insurance

The Company has self-insurance for certain potential liabilities through its captive insurance subsidiary. Liabilities associated with the risks that are retained by the Company are not discounted and are estimated by considering, in part, historical claims experience, severity factors, and actuarial assumptions and estimates. The estimated accruals for these potential liabilities could be significantly affected if future occurrences and claims differ from such assumptions and historical trends, so there are particular complexities and uncertainties involved when assessing the adequacy of loss reserves for potential liabilities that are self-insured. Self-insurance liabilities are included in accounts payable and accrued liabilities in the consolidated statements of financial condition. Self-insurance related charges are included in other expense in the consolidated statements of income.

The following table provides a reconciliation of the beginning and ending balances of self-insurance liabilities for the years presented (in thousands):

	December 31,		
	2024	**2023**	**2022**
Beginning balance — January 1	$ 82,883	$ 74,071	$ 67,152
Losses incurred	37,392	36,319	36,462
Losses paid	(40,638)	(27,507)	(29,543)
Ending balance — December 31	$ 79,637	$ 82,883	$ 74,071

Other Commitments

As of December 31, 2024, the Company had approximately $568.1 million of client margin loans that were collateralized with securities having a fair value of approximately $795.3 million that LPL Financial can repledge, loan or sell. Of these securities, approximately $437.2 million were client-owned securities pledged to the Options Clearing Corporation as collateral to secure client obligations related to options positions. As of December 31, 2024, there were no restrictions that materially limited the Company's ability to repledge, loan or sell the remaining $358.1 million of client collateral.

Investment securities on the consolidated statements of financial condition include $8.5 million and $5.5 million of trading securities pledged to the Options Clearing Corporation at December 31, 2024 and 2023, respectively, and $20.0 million and $19.9 million of trading securities pledged to the National Securities Clearing Corporation at December 31, 2024 and 2023, respectively.

NOTE 15 - STOCKHOLDERS' EQUITY

Dividends

The payment, timing, and amount of any dividends are subject to approval by LPLFH's Board of Directors (the "Board") as well as certain limits under the Credit Agreement. Cash dividends per share of common stock and total cash dividends paid on a quarterly basis were as follows (in millions, except per share data):

	2024		2023		2022	
	Dividend per Share	**Total Cash Dividend**	**Dividend per Share**	**Total Cash Dividend**	**Dividend per Share**	**Total Cash Dividend**
First quarter	$ 0.30	$ 22.4	$ 0.30	$ 23.6	$ 0.25	$ 20.0
Second quarter	$ 0.30	$ 22.4	$ 0.30	$ 23.1	$ 0.25	$ 20.0
Third quarter	$ 0.30	$ 22.4	$ 0.30	$ 22.8	$ 0.25	$ 20.0
Fourth quarter	$ 0.30	$ 22.5	$ 0.30	$ 22.7	$ 0.25	$ 19.9

Share Repurchases

The Company engages in a share repurchase program that was approved by the Board, pursuant to which LPLFH may repurchase its issued and outstanding shares of common stock from time to time. Repurchased shares are included in treasury stock on the consolidated statements of financial condition. On September 21, 2022, the Board authorized a $2.1 billion increase to the amount available for repurchases of the Company's issued and outstanding common shares.

As a result of the Company's acquisition of Atria, the Company paused share repurchases during the first quarter of 2024. The Company resumed share repurchases in the fourth quarter of 2024 and repurchased 605,361 shares of common stock at a weighted-average price of $280.84 for a total of $170.0 million during the year ended December 31, 2024. As of December 31, 2024, the Company had $730.0 million remaining under the existing share repurchase program. Future share repurchases may be effected in open market or privately negotiated transactions, including transactions with affiliates, with the timing of purchases and the amount of stock purchased generally determined at the discretion of the Company within the constraints of the Credit Agreement and the Company's general working capital needs.

NOTE 16 - SHARE-BASED COMPENSATION, EMPLOYEE INCENTIVES AND BENEFIT PLANS

In May 2021, the Company adopted its 2021 Omnibus Equity Incentive Plan (the "2021 Plan"), which provides for the granting of stock options, warrants, restricted stock awards, restricted stock units, deferred stock units, performance stock units and other equity-based compensation to the Company's employees, non-employee directors and other service providers. The 2021 Plan serves as the successor to the Company's 2010 Omnibus Equity Incentive Plan (the "2010 Plan"). Following the adoption of the 2021 Plan, the Company is no longer making grants under the 2010 Plan, and the 2021 Plan is the only plan under which equity awards are granted. However, awards previously granted under the 2010 Plan will remain outstanding until vested, exercised or forfeited, as applicable.

There were 17,754,197 shares authorized for grant under the 2021 Plan and 12,513,365 shares remaining available for future issuance at December 31, 2024.

Stock Options and Warrants

The following table summarizes the Company's stock option and warrant activity as of and for the year ended December 31, 2024:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding — December 31, 2023	546,820	$ 54.81		
Granted	—	$ —		
Exercised	(265,275)	$ 49.45		
Forfeited and Expired	(146,035)	$ 58.73		
Outstanding — December 31, 2024	135,510	$ 61.08	2.81	$ 35,969
Exercisable — December 31, 2024	135,510	$ 61.08	2.81	$ 35,969
Exercisable and expected to vest — December 31, 2024	135,510	$ 61.08	2.81	$ 35,969

The following table summarizes information about outstanding stock options and warrants as of December 31, 2024:

	Outstanding			Exercisable	
Range of Exercise Prices	Total Number of Shares	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$19.85 - $25.00	13,213	1.13	$ 19.85	13,213	$ 19.85
$25.01 - $35.00	—	0.00	$ —	—	$ —
$35.01 - $45.00	23,388	2.20	$ 39.48	23,388	$ 39.48
$45.01 - $65.00	3,214	0.18	$ 45.55	3,214	$ 45.55
$65.01 - $75.00	39,454	2.75	$ 65.50	39,454	$ 65.50
$75.01 - $80.00	56,241	3.65	$ 77.53	56,241	$ 77.53
	135,510	2.81	$ 61.08	135,510	$ 61.08

The Company has not granted stock options or warrants since 2019; however, during the fourth quarter of 2024, certain previously vested and outstanding stock option awards granted to the Company's former Chief Executive Officer ("CEO") were clawed back and certain were modified in connection with his termination for "Cause" as defined in the Company's Executive Severance Plan, the 2010 Plan, and the 2021 Plan. The clawback of stock options resulted in $2.6 million of other income, which is recorded in other revenue in the consolidated statements of income for the year ended December 31, 2024. The modification of certain of these previously vested options resulted in $12.0 million of share-based compensation expense, which is included in compensation and benefits in

the consolidated statements of income. The modified options were exercised in December 2024, and are included as having been exercised in the table above. Shares that were clawed back are reflected as having been forfeited in the table above.

The Company recognized no share-based compensation expense related to the vesting of stock options during the year ended December 31, 2023 and $0.2 million of share-based compensation expense relating to stock options during the year ended December 31, 2022, respectively. As of December 31, 2024, there was no unrecognized compensation cost related to non-vested stock options as the remaining share-based compensation expense was recognized during the three months ended March 31, 2022.

Restricted Stock and Stock Units

The following summarizes the Company's activity in its restricted stock awards and stock units, which include restricted stock units, deferred stock units and performance stock units, for the year ended December 31, 2024:

	Restricted Stock Awards		Stock Units	
	Number of Shares	Weighted-Average Grant-Date Fair Value	Number of Shares	Weighted-Average Grant-Date Fair Value
Outstanding — December 31, 2023	1,568	$ 187.93	776,604	$ 206.22
Granted	7,803	$ 268.64	453,567	$ 260.15
Vested	(3,080)	$ 227.55	(408,277)	$ 190.19
Forfeited	—	$ —	(199,330)	$ 279.18
Outstanding — December 31, 2024	6,291	$ 268.64	622,564 (1)	$ 232.67
Expected to vest — December 31, 2024	6,291	$ 268.64	476,750	$ 258.44

_____

(1)   Includes 96,135 vested and undistributed deferred stock units.

The Company grants restricted stock awards and deferred stock units to its directors and restricted stock units and performance stock units to its employees and officers. Restricted stock awards and stock units must vest or are subject to forfeiture; however, restricted stock awards are included in shares outstanding upon grant and have the same dividend and voting rights as the Company's common stock. The Company recognized $66.5 million, $57.4 million and $45.4 million of share-based compensation expense related to the vesting of these restricted stock awards and stock units during the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, total unrecognized compensation cost for restricted stock awards and stock units was $73.3 million, which is expected to be recognized over a weighted-average remaining period of 1.90 years. The Company recognized $23.8 million of other income, with an offset to additional paid-in capital, during the three months ended December 31, 2024 relating to the clawback of restricted stock units of the Company's former CEO's in connection with his termination for "Cause" as defined in the Company's Executive Severance Plan, the 2010 Plan, and the 2021 Plan. The related shares have been reflected as having been forfeited in the table above.

The Company also grants restricted stock units to its advisors and to institutions. The Company recognized share-based compensation expense of $2.8 million, $2.6 million and $2.6 million related to the vesting of these awards during the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, total unrecognized compensation cost for restricted stock units granted to advisors and institutions was $7.2 million, which is expected to be recognized over a weighted-average remaining period of 2.30 years.

Employee Incentives and Benefit Plans

The Company sponsors a 401(k) defined contribution plan sponsored for all employees meeting eligibility requirements. The Company matches eligible employee contributions after completing six months of service. For eligible employees, the Company matches up to 75% of the first 8% of an employee's designated deferral of their eligible compensation. The Company's total cost related to the 401(k) plan was $35.8 million, $30.3 million and $24.7 million for the years ended December 31, 2024, 2023 and 2022, respectively, which is classified as compensation and benefits expense in the consolidated statements of income.

The Company established its Employee Stock Purchase Plan (the "ESPP") as a benefit to enable eligible employees to purchase common stock of LPLFH at a discount from the market price through payroll deductions,

subject to limitations. The ESPP provides for a 15% discount on the market value of the stock at the lower of the grant date price (first day of the offering period) and the purchase date price (last day of the offering period). The Company recognized $10.5 million, $8.7 million and $4.4 million of share-based compensation expense related to the ESPP during the years ended December 31, 2024, 2023 and 2022, respectively. The Company's 2012 Employee Stock Purchase Plan was replaced by its 2021 Employee Stock Purchase Plan in May 2021.

The Company sponsors a non-qualified deferred compensation plan for the purpose of attracting and retaining advisors who operate, for tax purposes, as independent contractors, by providing an opportunity for participating advisors to defer receipt of a portion of their gross commissions generated primarily from commissions earned on the sale of various products. The deferred compensation plan has been fully funded to date by participant contributions. Plan assets are invested in mutual funds, which are held by the Company in a Rabbi Trust. The liability for benefits accrued under the non-qualified deferred compensation plan totaled $817.5 million and $652.3 million at December 31, 2024 and 2023, respectively, which is included in other liabilities in the consolidated statements of financial condition. The cash value of the related trust assets was $818.4 million and $651.1 million at December 31, 2024 and 2023, respectively, which is measured at fair value and included in other assets in the consolidated statements of financial condition.

Certain employees of the Company participate in a non-qualified deferred compensation plan that permits participants to defer portions of their compensation and may receive a return based on the allocation of notional investments offered under the plan. Plan assets are held by the Company in a Rabbi Trust and accounted for in the manner described above. As of December 31, 2024, the Company has recorded assets of $47.2 million and liabilities of $45.2 million, which are included in other assets and other liabilities, respectively, in the consolidated statements of financial condition. As of December 31, 2023, the Company had recorded assets of $32.7 million and liabilities of $31.9 million.

NOTE 17 - EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if dilutive potential shares of common stock had been issued. The calculation of basic and diluted earnings per share for the years noted was as follows (in thousands, except per share data):

	Years Ended December 31,		
	2024	**2023**	**2022**
Net income	$ 1,058,616	$ 1,066,250	$ 845,702
Basic weighted-average number of shares outstanding	74,713	76,807	79,801
Dilutive common share equivalents	714	1,054	1,484
Diluted weighted-average number of shares outstanding	75,427	77,861	81,285
Basic earnings per share	$ 14.17	$ 13.88	$ 10.60
Diluted earnings per share	$ 14.03	$ 13.69	$ 10.40

The computation of diluted earnings per share excludes stock options, warrants and stock units that are anti-dilutive. For the years ended December 31, 2024, 2023 and 2022, stock options, warrants and stock units representing common share equivalents of 42,918 shares, 55,298 shares and 9,770 shares, respectively, were anti-dilutive.

NOTE 18 - NET CAPITAL AND REGULATORY REQUIREMENTS

The Company's broker-dealer subsidiaries are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act of 1934), which requires the maintenance of minimum net capital. The net capital rules also provide that a broker-dealer's capital may not be withdrawn if the resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and the Financial Industry Regulatory Authority to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements. Net capital and the related net capital requirement may fluctuate on a daily basis.

The following table presents the net capital position of the Company's primary broker-dealer subsidiary (in thousands):

	December 31, 2024
LPL Financial LLC	
Net capital	$ 443,742
Less: required net capital	19,426
Excess net capital	$ 424,316

The Company's subsidiary PTC also operates in a highly regulated industry and is subject to various regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have substantial monetary and non-monetary impacts on PTC's operations.

As of December 31, 2024 and 2023, the Company's regulated subsidiaries, including LPL Financial, LPL Enterprise, Atria's seven introducing broker-dealer subsidiaries, and PTC, met all capital adequacy requirements to which they were subject.

NOTE 19 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

LPL Financial may offer loans to new and existing advisors and institutions to facilitate their relationship with LPL Financial, transition to LPL Financial's platform or fund business development activities. LPL Financial may incur losses if advisors or institutions do not fulfill their obligations with respect to these loans. To mitigate this risk, LPL Financial evaluates the performance and creditworthiness of the advisor or institution prior to offering repayable loans.

LPL Financial's client securities activities are transacted on either a cash or margin basis. In margin transactions, LPL Financial extends credit to the advisor's client, subject to various regulatory and internal margin requirements, which is collateralized by cash and securities in the client's account. As clients write options contracts or sell securities short, LPL Financial may incur losses if the clients do not fulfill their obligations and the collateral in the clients' accounts is not sufficient to fully cover losses that clients may incur from these strategies. To control this risk, LPL Financial monitors margin levels daily and clients are required to deposit additional collateral, or reduce positions, when necessary.

LPL Financial is obligated to settle transactions with brokers and other financial institutions even if its advisors' clients fail to meet their obligation to LPL Financial. Clients are required to complete their transactions on the settlement date, generally one business day after the trade date. If clients do not fulfill their contractual obligations, LPL Financial may incur losses. In addition, the Company occasionally enters into certain types of contracts to fulfill its sale of when-issued securities. When-issued securities have been authorized but are contingent upon the actual issuance of the security. LPL Financial has established procedures to reduce this risk by generally requiring that clients deposit cash or securities into their account prior to placing an order.

LPL Financial may at times hold equity securities on both a long and short basis that are recorded on the consolidated statements of financial condition at market value. While long inventory positions represent LPL Financial's ownership of securities, short inventory positions represent obligations of LPL Financial to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to LPL Financial

as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by LPL Financial.

NOTE 20 - SEGMENT INFORMATION

On October 1, 2024, the Company's former CEO, Dan H. Arnold, was terminated for "Cause," and on October 21, 2024, the Board confirmed Rich Steinmeier as CEO and Matthew Audette as President and Chief Financial Officer ("CFO"). The Company has concluded that its Chief Operating Decision Maker ("CODM") is the group that includes the CEO and the President and CFO of the Company.

These changes did not impact the Company's determination that it has one reportable segment, given the common nature of the Company's operations, products and services, production and distribution process, and regulatory environment. The Company provides an integrated platform of brokerage and investment advisory services to independent financial advisors and advisors at financial institutions from which the Company derives its revenues and incurs expenses. For additional information see Note 3 - *Revenue.*

The CODM regularly reviews pre-tax net income as presented on the Company's consolidated statements of income for purposes of assessing performance and making decisions about resource allocation. Expenses regularly reviewed by the CODM include those line items reported on the Company's consolidated statements of income, the most significant of which include advisory and commission, compensation and benefits, and promotional expenses. See our consolidated financial statements in Part II, "*Item 8. Financial Statements and Supplementary Data"* and Note 2 - *Summary of Significant Accounting Policies* for additional information about these line items and the related accounting policies.

NOTE 21 - SUBSEQUENT EVENTS

The Company's Board declared a cash dividend of $0.30 per share on the Company's outstanding common stock to be paid on March 25, 2025 to all stockholders of record on March 11, 2025.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report. Based on that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective.

Change in Internal Control over Financial Reporting

Other than the integration of Atria discussed below, there were no changes in our internal control over financial reporting that occurred during the fourth quarter ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as the process designed by, or under the supervision of, our chief executive officer and chief financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting process and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

As of December 31, 2024, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2024 was effective.

On October 1, 2024, we completed the acquisition of Atria Wealth Solutions, Inc. ("Atria"), a wealth management solutions holding company headquartered in New York. See Note 4 – *Acquisitions*, within the notes to the consolidated financial statements for additional information. Based on the recent completion of this acquisition and, pursuant to the Securities and Exchange Commission's guidance that a recently acquired business may be omitted from the scope of an assessment of Internal Controls Over Financial Reporting ("ICFR") for a period not to exceed one year from the date of acquisition, the scope of our assessment of the effectiveness of ICFR as of the balance sheet date does not include Atria. Total assets and total revenues of the acquired entity that were excluded from our assessment of ICFR constitute approximately 8.2% and 1.6% of the consolidated total assets and total revenues, respectively, as of and for the year ended December 31, 2024. The Company expects to transition Atria's underlying operations to the Company's platform and existing control environment in 2025.

Deloitte & Touche LLP, our independent registered public accounting firm, has issued an audit report appearing on the following page on the effectiveness of our internal control over financial reporting as of December 31, 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of
LPL Financial Holdings Inc.
San Diego, California

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of LPL Financial Holdings Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 20, 2025, expressed an unqualified opinion on those consolidated financial statements.

As described in management's annual report on internal control over financial reporting, management excluded from its assessment the internal control over financial reporting at Atria Wealth Solutions, Inc. ("Atria"), which was acquired on October 1, 2024, and whose financial statements constitute approximately 8.2% and 1.6% of the consolidated total assets and total revenues, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2024. Accordingly, our audit did not include the internal control over financial reporting at Atria.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

San Diego, California

February 20, 2025

Item 9B. Other Information

During the three months ended December 31, 2024, certain of our officers (as defined in Rule 16a-1(f) under the Exchange Act) entered into contracts, instructions or written plans for the purchase or sale of our common stock that are intended to satisfy the affirmative defense conditions specified in Rule 10b5-1(c) under the Exchange Act ("Rule 10b5-1 trading arrangements"). The table below sets forth certain information regarding such Rule 10b5-1 trading arrangements:

Officer	Date of Plan Adoption	Commencement of Trading Period	Termination of Trading Period[1]	Maximum Number of Securities to be Purchased or Sold Pursuant to the Rule 10b5-1 Trading Arrangements	Purchase or Sale
Matthew Audette, President and Chief Financial Officer	November 6, 2024	February 5, 2025	July 17, 2025	38,103	Sale
Matthew Enyedi, Managing Director, Client Success	November 11, 2024	February 10, 2025	December 31, 2025	5,154	Sale
Richard Steinmeier, Chief Executive Officer	November 19, 2024	February 18, 2025	May 16, 2025	3,500	Sale
Aneri Jambusaria, Managing Director, Wealth Management	December 11, 2024	March 14, 2025	February 27, 2026	640	Sale

(1) Represents the outside termination date pursuant to terms of each applicable plan. The agreement governing the applicable plan may terminate earlier pursuant to its terms in certain circumstances outside of the control of the applicable officer, including if all trades under the plan are completed prior to the termination of the trading period.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Other than the information relating to our executive officers provided in Part I of this Annual Report on Form 10-K, the information required to be furnished pursuant to this item is incorporated herein by reference to the Company's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which the Company intends to file with the SEC within 120 days of the fiscal year ended December 31, 2024.

Items 11, 12, 13 and 14.

The information required by Items 11, 12, 13 and 14 is incorporated herein by reference to the Company's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which the Company intends to file with the SEC within 120 days of the fiscal year ended December 31, 2024.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Consolidated Financial Statements and Schedules

Our consolidated financial statements are included in *"Item 8. Financial Statements and Supplementary Data"* of this Annual Report on Form 10-K. Other financial statement schedules have been omitted because they are not applicable, not material or the information is otherwise included.

(b) Exhibits

Exhibit No.	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of LPL Investment Holdings Inc., dated November 23, 2010 (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 filed on July 9, 2010, File No. 333-167325).
3.2	Certificate of Ownership and Merger Merging LPL Financial Holdings Inc. with and into LPL Investment Holdings Inc., dated June 14, 2012 (incorporated by reference to the Form 8-K filed on June 19, 2012, File No. 001-34963).
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of LPL Financial Holdings Inc., dated May 8, 2014 (incorporated by reference to the Form 8-K filed on May 9, 2014, File No. 001-34963).
3.4	Seventh Amended and Restated Bylaws of LPL Financial Holdings Inc. (incorporated by reference to the Form 8-K filed on February 20, 2024, File No. 001-34963).
4.1	Indenture, dated as of November 12, 2019, among LPL Holdings, U.S. Bank Trust Company National Association, as trustee, and certain subsidiaries of LPL Holdings, as guarantors (incorporated by reference to the Form 8-K filed on November 12, 2019, File No. 001-34963).
4.2	Indenture, dated as of March 15, 2021, among LPL Holdings, U.S. Bank Trust Company National Association, as trustee, and certain subsidiaries of LPL Holdings, as guarantors (incorporated by reference to the Form 8-K filed on March 15, 2021, File No. 001-34963).
4.3	Indenture, dated as of May 18, 2021, among LPL Holdings, U.S. Bank National Association, as trustee, and certain subsidiaries of LPL Holdings, as guarantors (incorporated by reference to the Form 8-K filed on May 18, 2021, File No. 001-34963).
4.4	Indenture, dated as of November 17, 2023, among LPL Holdings, U.S. Bank Trust Company, National Association, as trustee, and certain subsidiaries of LPL Holdings, as guarantors (incorporated by reference to the Form 8-K filed on November 17, 2023, File No. 001-34963).
4.5	First Supplemental Indenture, dated as of November 17, 2023, among LPL Holdings, U.S. Bank Trust Company, National Association, as trustee, and certain subsidiaries of LPL Holdings, as guarantors (incorporated by reference to the Form 8-K filed on November 17, 2023, File No. 001-34963).
4.6	Second Supplemental Indenture, dated as of May 20, 2024, among LPL Holdings, U.S. Bank Trust Company, National Association, as trustee, and certain subsidiaries of LPL Holdings, as guarantors (incorporated by reference to the Form 8-K filed on May 20, 2024, File No. 001-34963).
4.7	Third Supplemental Indenture, dated as of May 20, 2024, among LPL Holdings, U.S. Bank Trust Company, National Association, as trustee, and certain subsidiaries of LPL Holdings, as guarantors (incorporated by reference to the Form 8-K filed on May 20, 2024, File No. 001-34963).
4.8	Description of Registrant's Securities.*
10.1	Form of Indemnification Agreement (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 filed on July 9, 2010, File No. 333-167325).
10.2	LPL Investment Holdings Inc. 2010 Omnibus Equity Incentive Plan (incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 filed on July 9, 2010, File No. 333-167325).
10.3	Form of Senior Management Stock Option Award granted under the LPL Investment Holdings Inc. 2010 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-K filed on February 26, 2013, File No. 001-34963).
10.4	Form of Employee Restricted Stock Unit Award granted under the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-K filed on February 26, 2014, File No. 001-34963).
10.5	Form of Employee Stock Option Award granted under the LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-K filed on February 26, 2014, File No. 001-34963).
10.6	Amended and Restated LPL Financial Holdings Inc. 2010 Omnibus Equity Incentive Plan (incorporated by reference to the Form 8-K filed on May 15, 2015, File No. 001-34963).
10.7	Form of Employee Stock Option Award granted under the LPL Financial Holdings Inc. Amended and Restated 2010 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-K filed on February 24, 2017, File No. 001-34963).
10.8	Form of Employee Restricted Stock Unit Award granted under the LPL Financial Holdings Inc. Amended and Restated 2010 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-K filed on February 24, 2017, File No. 001-34963).
10.9	Form of Employee Performance Stock Unit Award granted under the LPL Financial Holdings Inc. Amended and Restated 2010 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-K filed on February 24, 2017, File No. 001-34963).

Exhibit No.	Description of Exhibit
10.10	LPL Financial Holdings Inc. 2021 Omnibus Equity Incentive Plan (incorporated by reference to the Form 8-K filed on May 5, 2021, File No. 001-34963).
10.11	LPL Financial Holdings Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to the Form 8-K filed on May 5, 2021, File No. 001-34963).
10.12	Form of Employee Restricted Stock Unit Award granted under the LPL Financial Holdings Inc. 2021 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-Q filed on August 3, 2021, File No. 001-34963).
10.13	Form of Employee Restricted Stock Unit Award granted under the LPL Financial Holdings Inc. 2021 Omnibus Equity Incentive Plan, as amended February 6, 2023 (incorporated by reference to the Form 10-K filed on February 23, 2023, File No. 001-34963).
10.14	Form of Employee Performance Stock Unit Award granted under the LPL Financial Holdings Inc. 2021 Omnibus Equity Incentive Plan (incorporated by reference to the Form 10-Q filed on August 3, 2021, File No. 001-34963).
10.15	Form of Employee Performance Stock Unit Award granted under the LPL Financial Holdings Inc. 2021 Omnibus Equity Incentive Plan, as amended February 9, 2024.*
10.16	LPL Financial Holdings Inc. Non-Employee Director Deferred Compensation Plan, as amended May 9, 2024 (incorporated by reference to the Form 10-Q filed on July 30, 2024, File No. 001-34963).
10.17	LPL Financial Holdings Inc. Non-Employee Director Compensation Policy, as amended May 9, 2024 (incorporated by reference to the Form 10-Q filed on July 30, 2024, File No. 001-34963).
10.18	LPL Financial LLC Executive Severance Plan, amended and restated as of February 23, 2017 (incorporated by reference to the Form 10-K filed on February 24, 2017, File No. 001-34963).
10.19	Fourth Amendment Agreement, dated as of March 10, 2017, among LPL Financial Holdings Inc., LPL Holdings, Inc., certain subsidiaries of the Company, as Guarantors, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., JPMorgan Chase bank, N.A. and Morgan Stanley Bank, N.A., as Letter of Credit Issuers and JPMorgan Chase Bank, N.A. and Morgan Stanley Bank, N.A., as Swingline Lenders (incorporated by reference to the Form 8-K filed on March 10, 2017, File No. 001-34963).
10.20	Amendment Agreement, dated June 20, 2017, among LPL Holdings, Inc., LPL Financial Holdings Inc. and JPMorgan Chase Bank, N.A. as Administrative Agent (incorporated by reference to the Form 10-Q filed on August 1, 2017, File No. 001-34963).
10.21	Second Amendment, dated as of September 21, 2017, among LPL Financial Holdings Inc., LPL Holdings Inc., certain subsidiaries of the Company, as Guarantors, the incremental lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., JPMorgan Chase bank, N.A. and Morgan Stanley Bank, N.A., as Letter of Credit Issuers and JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A. and Goldman Sachs Bank USA, as Swingline Lenders (incorporated by reference to the Form 8-K filed on September 21, 2017, File No. 001-34963).

Exhibit No.	Description of Exhibit
10.22	Third Amendment, dated as of April 25, 2019, among LPL Financial Holdings Inc., LPL Holdings Inc., certain subsidiaries of the Company, as Guarantors, the incremental lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., JPMorgan Chase Bank, N.A. and Morgan Stanley Bank, N.A., as Letter of Credit Issuers and JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A. and Goldman Sachs Bank USA, as Swingline Lenders (incorporated by reference to the Form 10-Q filed on July 30, 2019, File No. 001-34963).
10.23	Fourth Amendment, dated as of November 12, 2019, among LPL Financial Holdings Inc., LPL Holdings Inc., certain subsidiaries of the Company, as Guarantors, the incremental lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., JPMorgan Chase Bank, N.A. and Morgan Stanley Bank, N.A., as Letter of Credit Issuers and JPMorgan Chase Bank, N.A., Morgan Stanley Bank, N.A. and Goldman Sachs Bank USA, as Swingline Lenders (incorporated by reference to the Form 8-K filed on November 12, 2019, File No. 001-34963).
10.24	Fifth Amendment, dated March 15, 2021, among LPL Financial Holdings Inc., LPL Holdings, Inc., certain subsidiaries of the Company, as Subsidiary Guarantors (as defined therein), the Incremental Revolving Lenders (as defined therein), JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, letter of credit issuer and swingline lender, and the lenders and parties party thereto from time to time (incorporated by reference to the Form 8-K filed on March 15, 2021, File No. 001-34963).
10.25	Sixth Amendment, dated March 13, 2023, among LPL Financial Holdings Inc., LPL Holdings, Inc., certain subsidiaries of the Company, as Subsidiary Guarantors (as defined therein), the Incremental Revolving Lenders (as defined therein), JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, letter of credit issuer and swingline lender, and the lenders and parties party thereto from time to time (incorporated by reference to the Form 10-Q filed on May 2, 2023, File No. 001-34963).
10.26	Seventh Amendment, dated July 18, 2023, among LPL Financial Holdings Inc., LPL Holdings, Inc., certain subsidiaries of the Company, as Subsidiary Guarantors (as defined therein), the Incremental Revolving Lenders (as defined therein), JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, letter of credit issuer and swingline lender, and the lenders and parties party thereto from time to time (incorporated by reference to the Form 10-Q filed on October 31, 2023, File No. 001-34963).
10.27	Eighth Amendment, dated May 20, 2024, among LPL Financial Holdings Inc., LPL Holdings, Inc., certain subsidiaries of the Company, as Subsidiary Guarantors (as defined therein), the Incremental Revolving Lenders (as defined therein), JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, letter of credit issuer and swingline lender, and the lenders and parties party thereto from time to time (incorporated by reference to the Form 8-K filed on May 20, 2024, File No. 001-34963).
10.28	Ninth Amendment, dated December 5, 2024, among LPL Financial Holdings Inc., LPL Holdings, Inc., the Incremental Revolving Lenders (as defined therein), JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, letter of credit issuer and swingline lender, and the lenders and parties party thereto from time to time (incorporated by reference to the Form 8-K filed on December 5, 2024, File No. 001-34963).
10.29	BETA Services First Amended and Restated Master Subscription Agreement, dated as of January 29, 2021, between LPL Financial LLC and Refinitiv US LLC (incorporated by reference to the Form 10-Q filed on May 4, 2021, File No. 001-34963).†
10.30	Separation Agreement and General Release, dated December 8, 2024, between Dan H. Arnold and LPL Financial Holdings Inc.*
19.1	LPL Financial Holdings Inc. Insider Trading Policy*
21.1	List of Subsidiaries of LPL Financial Holdings Inc.*
22.1	List of subsidiary guarantors and issuers of guaranteed securities.*
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.*
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a).*
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a).*
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

Exhibit No.	Description of Exhibit
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
97	LPL Financial Holdings Inc. Clawback Policy (incorporated by reference to the Form 10-K filed on February 21, 2024, File No. 001-34963).
101.SCH	Inline XBRL Taxonomy Extension Schema*
101.CAL	Inline XBRL Taxonomy Extension Calculation*
101.DEF	Inline XBRL Taxonomy Extension Definition*
101.LAB	Inline XBRL Taxonomy Extension Label*
101.PRE	Inline XBRL Taxonomy Extension Presentation*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Furnished herewith.

† Pursuant to 17 C.F.R. §§230.406 and 230.83, the confidential portions of this exhibit have been omitted and are marked accordingly.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

LPL Financial Holdings Inc.

By: /s/   Richard Steinmeier
Richard Steinmeier
Chief Executive Officer

Dated: February 20, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Richard Steinmeier Richard Steinmeier	Chief Executive Officer (Principal Executive Officer)	February 20, 2025
/s/ Matthew J. Audette Matthew J. Audette	President and Chief Financial Officer (Principal Financial Officer) (Principal Accounting Officer)	February 20, 2025
/s/ Edward C. Bernard Edward C. Bernard	Director	February 20, 2025
/s/ Paulett Eberhart Paulett Eberhart	Director	February 20, 2025
/s/ William F. Glavin, Jr. William F. Glavin, Jr.	Director	February 20, 2025
/s/ Albert J. Ko Albert J. Ko	Director	February 20, 2025
/s/ Allison H. Mnookin Allison H. Mnookin	Director	February 20, 2025
/s/ Anne M. Mulcahy Anne M. Mulcahy	Director	February 20, 2025
/s/ James S. Putnam James S. Putnam	Director	February 20, 2025
/s/ Richard P. Schifter Richard P. Schifter	Director	February 20, 2025
/s/ Corey E. Thomas Corey E. Thomas	Director	February 20, 2025

Corporate Information

Board of Directors (As of 3/25/25)

Rich Steinmeier
Chief Executive Officer
LPL Financial Holdings Inc.

Edward C. Bernard
Former Vice Chair and Vice President
T. Rowe Price Group, Inc.

H. Paulett Eberhart
Chair and Chief Executive Officer
HMS Ventures

William F. Glavin, Jr.
Former Chair and Chief Executive Officer
and President
OppenheimerFunds, Inc.

Albert J. Ko
Chief Executive Officer
Auctane LLC

Allison H. Mnookin
Former Chief Executive Officer
QuickBase, Inc.

Anne M. Mulcahy
Former Chair and Chief Executive Officer
Xerox Corporation

James S. Putnam
Chair of the Board of Directors
LPL Financial Holdings Inc.

Richard P. Schifter
Senior Advisor
TPG

Corey E. Thomas
Chair and Chief Executive Officer
Rapid7, Inc.

Investor Relations

Send requests for financial information to:
Michael Adams
Senior Vice President, Investor Relations
LPL Financial
1055 LPL Way
Fort Mill, SC 29715
investor.relations@lplfinancial.com

Transfer Agent

Computershare
P.O. Box 505000
Louisville, KY 40233

Accounting Firm

Deloitte & Touche LLP
San Diego, CA

Legal Counsel

Ropes & Gray LLP
Boston, MA

Stock Listing & Trading Symbol

LPL Financial Holdings Inc.'s common stock
is listed on the Nasdaq Global Select Market
under the trading symbol "LPLA".

Form 10-K

A copy of our annual report on Form 10-K, filed
with the Securities and Exchange Commission,
is available without charge by contacting
our Investor Relations department, and also
available on LPL's website.

Annual Meeting

**LPL Financial Holdings Inc.'s annual
meeting of stockholders will be held at:**
8:00 a.m. ET on May 22, 2025
LPL Financial
1055 LPL Way, Park Building
Fort Mill, SC 29715



Austin
LPL Financial
13620 N FM 620
Building C, Suite 200
Austin, TX 78717

Boston
LPL Financial
201 Washington Street
Suite 300
Boston, MA 02108

Fort Mill
LPL Financial
1055 LPL Way
Fort Mill, SC 29715

San Diego
LPL Financial
4707 Executive Drive
San Diego, CA 92121

Tempe
LPL Financial
500 E. Rio Salado Parkway
Building 4, Floor 3
Tempe, AZ 85281

(800) 877-7210
lpl.com



This material was prepared by LPL Financial Holdings Inc.

Securities and advisory services offered through LPL Financial LLC and LPL Enterprise, LLC (together, "LPL Financial"), registered investment advisors and broker-dealers (members FINRA/SIPC). Insurance products are offered through LPL Financial or its licensed affiliates. To the extent you are receiving investment advice from a separately registered independent investment advisor that is not an LPL Financial affiliate, please note LPL Financial makes no representation with respect to such entity.

Securities and insurance offered through LPL or its affiliates are:

Not Insured by FDIC/NCUA or Any Other Government Agency	**Not Bank/Credit Union Guaranteed**	**Not Bank/Credit Union Deposits or Obligations**	**May Lose Value**

Member FINRA/SIPC.
LEG-0002092-1024W Tracking #710436 (Exp. 03/26)

LPL Financial